     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 28, 2000


                                                      REGISTRATION NO. 333-31396
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 5

                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                                NEW FOCUS, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           CALIFORNIA
   (PRIOR TO REINCORPORATION)
            DELAWARE                           3674                          33-0404910
    (AFTER REINCORPORATION)        (PRIMARY STANDARD INDUSTRIAL           (I.R.S. EMPLOYER
(STATE OR OTHER JURISDICTION OF    CLASSIFICATION CODE NUMBER)         IDENTIFICATION NUMBER)
 INCORPORATION OR ORGANIZATION)

                               2630 WALSH AVENUE
                       SANTA CLARA, CALIFORNIA 95051-0905
                                 (408) 980-8088
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                              KENNETH E. WESTRICK
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                               2630 WALSH AVENUE
                       SANTA CLARA, CALIFORNIA 95051-0905
                                 (408) 980-8088
 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

            JUDITH M. O'BRIEN, ESQ.                          JOHN B. MONTGOMERY, ESQ.
           ALISANDE M. ROZYNKO, ESQ.                             JOHN HAYES, ESQ.
              MARGO M. EAKIN, ESQ.                           LAURA M. DE PETRA, ESQ.
            EDWARD F. VERMEER, ESQ.                             LORA D. BLUM, ESQ.
        WILSON SONSINI GOODRICH & ROSATI                  BROBECK PHLEGER & HARRISON LLP
            PROFESSIONAL CORPORATION                          TWO EMBARCADERO PLACE
               650 PAGE MILL ROAD                                 2200 GENG ROAD
              PALO ALTO, CA 94304                              PALO ALTO, CA 94303
                 (650) 493-9300                                   (650) 424-0160

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL HEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                  SUBJECT TO COMPLETION, DATED APRIL 28, 2000


                                   5,000,000
                                     Shares

                                 Newfocus Logo
                                  Common Stock

                               ------------------

     Prior to this offering, there has been no public market for our common stock. The initial public offering price of our common stock is expected to be between $14.00 and $16.00 per share. We applied to have our common stock quoted on The Nasdaq Stock Market's National Market under the symbol "NUFO."

     The underwriters have an option to purchase a maximum of 750,000 additional shares to cover over-allotments of shares.

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" ON PAGE 7.

                                                                       UNDERWRITING
                                                     PRICE TO          DISCOUNTS AND        PROCEEDS TO
                                                      PUBLIC            COMMISSIONS          NEW FOCUS
                                                 -----------------   -----------------   -----------------
Per Share......................................  $                   $                   $
Total..........................................  $                   $                   $

     Delivery of the shares of common stock will be made on or about
              , 2000.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

CREDIT SUISSE FIRST BOSTON
               CHASE H&Q
                               U.S. BANCORP PIPER JAFFRAY
                                                              CIBC WORLD MARKETS

               THE DATE OF THIS PROSPECTUS IS             , 2000.

                              [INSIDE FRONT COVER]

The inside front cover page of the prospectus starts with the heading "Smart Optics for Networks." To the right of the heading is the name of the company.

Under the heading is a diagram of a typical optical network containing terminals represented by blue boxes with text "Optical Networking Equipment" on them, routers represented by white cylinders with text "ROUTERS" on them and fiber amplifiers with text "Fiber Amplifiers" next to them represented by small rectangular green boxes. These elements in the network are connected by red and black lines representing fiber optic interconnections.

Underneath this diagram are 5 circles each containing a photograph of a New Focus product. Under the first circle is text "Fiber Amplifier Products", under the second "Wavelength Management Products", under the third "High-Speed Opto-Electronics", under the fourth "Tunable Laser Modules" and under the fifth "Advanced Photonic Tools". From each of these circles is a black dotted line that goes to the network element in which each of these products are used.

                              [INSIDE BACK COVER]

The inside back cover page of the prospectus at the top has the name of the company.

To the right of the entire page are 5 photographs of New Focus products. To the left of each of photograph is text describing the product.

The first product has the heading "Fiber Amplifier Products". Under this heading are 4 bullet points that read

"For advanced fiber amplifiers
Extended wavelength range for more channels
Low loss and high pump power for longer reach
Compact size"


The second product has the heading "Wavelength Management Products". Under this heading are 4 bullet points that read

"For management of many channels
Efficient processing of densely packed channels
Requires no active cooling
Flexibility for enabling new services"


The third product has the heading "High-Speed Opto-Electronics". Under this heading are 3 bullet points that read

"For connecting network equipment within a site
High data rate of 10 gigabits per second
Compact, efficient and cost-effective"


The fourth product has the heading "Tunable Laser Modules". Under this heading are 4 bullet points that read

"For testing fiber optic products
Rapid and precise for high throughput
Rugged and reliable design"


The fifth product has the heading "Advanced Photonic Tools". Under this heading is 1 bullet point that reads

"Enables development and manufacturing of next-generation fiber optic products"

                               ------------------

                               TABLE OF CONTENTS

                                        PAGE
                                        ----
PROSPECTUS SUMMARY....................    3
RISK FACTORS..........................    7
SPECIAL NOTE REGARDING FORWARD-
  LOOKING STATEMENTS..................   19
USE OF PROCEEDS.......................   20
DIVIDEND POLICY.......................   20
CAPITALIZATION........................   21
DILUTION..............................   22
SELECTED CONSOLIDATED FINANCIAL
  DATA................................   23
MANAGEMENT'S DISCUSSION AND ANALYSIS
  OF FINANCIAL CONDITION AND RESULTS
  OF OPERATIONS.......................   24

                                        PAGE
                                        ----
BUSINESS..............................   35
MANAGEMENT............................   49
CERTAIN TRANSACTIONS..................   62
PRINCIPAL STOCKHOLDERS................   66
DESCRIPTION OF CAPITAL STOCK..........   68
SHARES ELIGIBLE FOR FUTURE SALE.......   70
UNDERWRITING..........................   72
NOTICE TO CANADIAN RESIDENTS..........   74
LEGAL MATTERS.........................   75
EXPERTS...............................   75
ADDITIONAL INFORMATION................   75
INDEX TO CONSOLIDATED FINANCIAL
  STATEMENTS..........................  F-1

                               ------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS DOCUMENT OR TO WHICH WE HAVE REFERRED YOU. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH INFORMATION THAT IS DIFFERENT. THIS DOCUMENT MAY ONLY BE USED WHERE IT IS LEGAL TO SELL THESE SECURITIES. THE INFORMATION IN THIS DOCUMENT MAY ONLY BE ACCURATE ON THE DATE OF THIS DOCUMENT.

                     DEALER PROSPECTUS DELIVERY OBLIGATION

     UNTIL             , 2000 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING),
ALL DEALERS THAT EFFECT TRANSACTIONS IN THESE SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE DEALER'S OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS AN UNDERWRITER AND WITH RESPECT TO UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                               PROSPECTUS SUMMARY

     The following summary highlights information we present more fully elsewhere in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of factors described under the heading "Risk Factors" and elsewhere in this prospectus.

                                NEW FOCUS, INC.

     We design, manufacture and market innovative fiber optic products for next-generation optical networks under the Smart Optics for Networks brand. We leverage our ten years of experience in developing advanced optical products to enable networking solutions with increased channel counts, higher data rates, longer reach lengths and new services, and which reduce overall network cost of ownership. Our high performance products are compact, consume less power and are designed to be manufacturable in high volumes. We sell our products to over 50 customers including Agilent Technologies, Alcatel USA, Avanex Corporation, Corning Incorporated, Corvis Corporation, JDS Uniphase Corporation, Lucent Technologies, and Nortel Networks Corporation.

     The increase in data traffic, coupled with demand for enhanced services and improved connection times, has increased demand for communications networks capable of handling large volumes of traffic. Network service providers have had difficulty in meeting this increased demand due to significant constraints of the existing communications infrastructure, which was originally designed to carry only voice traffic. To alleviate this bottleneck, network service providers are increasingly deploying next-generation optical networks. Next-generation optical networks will depend on systems and components that enable extremely long reach, high data rates, increased channel counts and new services at a low network cost of ownership. The optical networking market is one of the fastest growing portions of the telecommunications market. Ryan, Hankin & Kent estimates that the market for fiber optic components was approximately $6.6 billion in 1999 and is expected to grow to over $22.5 billion by 2003.

     Our Smart Optics for Networks products enable systems providers to meet the dynamic demands of next-generation optical networks. Our fiber amplifier products are widely deployed in optical networks to enable the transmission of an increased amount of information at very high speeds over extended distances. Fiber amplifiers enhance the strength of optical signals. Our wavelength management products, which process and control the many wavelengths on an optical fiber, enable network equipment providers to increase the number of channels transmitted and to accurately, efficiently and reliably manage a vast number of optical signals. We offer high-speed opto-electronic products, or products that process both optical and electrical signals, that enable interconnections between equipment in a network service provider's site at 10 gigabits per second. Our high performance tunable laser modules, or laser modules that have a dynamically adjustable wavelength, enable rapid development, manufacturing and testing of fiber optic components and systems. We also offer advanced photonics, or optical, tools that enable network service and equipment providers to develop their next-generation products. These products leverage our core competencies for a variety of optical networking applications.

     We are committed to designing and manufacturing high quality products that have been thoroughly tested for reliability and performance. We perform extensive in-house testing to industry accepted Telcordia, or Bellcore, standards and have also been recommended for ISO-9001 quality certification. Our in-house manufacturing capabilities include optical assembly, integration and testing of our fiber optic products and advanced photonics tools. To meet the growing demand for our products, we are continuing to expand our manufacturing capacity while leveraging our capabilities in rapid prototyping, automation, proprietary tools and processes.

     Our objective is to be the leading provider of innovative, fiber optic products that enable our customers to deploy and optimize next-generation optical networks. Key elements of our strategy include:

     - leveraging our position as a leading market innovator;

     - focusing our research and development efforts on continuing to broaden our product offerings;

     - collaborating with leading innovative systems companies;

     - continuing to expand manufacturing capacity and improve process efficiency; and

     - pursuing strategic acquisitions.

     We were incorporated in April 1990 in California. We intend to reincorporate in Delaware prior to the completion of this offering. Our principal executive offices are located at 2630 Walsh Avenue, Santa Clara, California 95051, and our telephone number is (408) 980-8088. Our web site is located at "www.newfocus.com." Information contained on our web site does not constitute a part of this prospectus.

     "New Focus," our logo, and "Smart Optics for Networks" are some of the trademarks, trade names or service marks that we use. This prospectus contains other trademarks and trade names of our company and other entities.

                                  THE OFFERING

Common stock offered..................     5,000,000 shares

Common stock to be outstanding after
this offering.........................     58,342,884 shares

Use of proceeds.......................     General corporate purposes, including
                                           working capital, capital
                                           expenditures, and potential
                                           acquisitions.

Proposed Nasdaq National Market
symbol................................     NUFO

     The total number of outstanding shares of our common stock is as of March 31, 2000, and excludes:

     - 4,487,000 shares issuable upon exercise of outstanding stock options with a weighted average exercise price of $0.60 per share;

     - 4,247,000 shares reserved for future issuance under our stock plans; and

     - 140,000 shares of common stock issuable upon exercise of an outstanding warrant at an exercise price of $1.00 per share.

     Except as otherwise indicated, information in this prospectus:

     - reflects the 2-for-1 stock split of our common and preferred stock in October 1999 and the 2-for-1 stock split of our common and preferred stock in February 2000 (all share and per share amounts have been restated to reflect the stock splits), see note 8 of notes to consolidated financial statements regarding these stock splits;

     - assumes the exercise of warrants to purchase 121,140 shares of common stock at an exercise price of $1.20 per share prior to this offering;

     - reflects the conversion of the 41,939,144 outstanding shares of our preferred stock into 41,939,144 shares of common stock immediately prior to the closing of this offering; and

     - assumes no exercise of the underwriters' over-allotment option.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

     You should be aware that we recently changed our fiscal year end to December 31. Our previous fiscal years ended March 31. Fiscal year 1999 refers to the twelve-month period ended March 31, 1999. Fiscal year 1998 refers to the twelve-month period ended March 31, 1998.

                                                                                                          THREE-MONTH PERIOD
                                                                             NINE-MONTH PERIOD ENDED            ENDED
                                        FISCAL YEAR ENDED MARCH 31,        ---------------------------   --------------------
                                   -------------------------------------   DECEMBER 31,   DECEMBER 31,   JUNE 30,   MARCH 31,
                                    1996      1997      1998      1999         1998           1999         1999       2000
                                   -------   -------   -------   -------   ------------   ------------   --------   ---------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF
  OPERATIONS DATA:
Net revenues.....................  $10,394   $10,543   $15,482   $17,285     $12,544        $18,101      $ 4,581    $  9,782
Cost of net revenues.............    5,095     5,946     8,186     9,225       6,625         12,525        2,821      10,786
Gross profit (loss)..............    5,299     4,597     7,296     8,060       5.919          5,576        1,760      (1,004)
Operating income (loss)..........      678    (1,449)       27    (4,666)     (3,168)        (7,594)      (1,372)    (12,685)
Net income (loss)................      457    (1,661)     (286)   (4,971)     (3,375)        (7,677)      (1,467)    (12,461)
Historical net income (loss) per
  share:
  Basic(1).......................  $  0.45   $ (1.52)  $ (0.25)  $ (2.18)    $ (1.50)       $ (3.11)     $ (0.61)   $  (2.12)
                                   =======   =======   =======   =======     =======        =======      =======    ========
  Diluted(1).....................  $  0.02   $ (1.52)  $ (0.25)  $ (2.18)    $ (1.50)       $ (3.11)     $ (0.61)   $  (2.12)
                                   =======   =======   =======   =======     =======        =======      =======    ========
  Weighted average shares:
    Basic(1).....................    1,011     1,096     1,148     2,284       2,245          2,468        2,419       5,891
                                   =======   =======   =======   =======     =======        =======      =======    ========
    Diluted(1)...................   18,768     1,096     1,148     2,284       2,245          2,468        2,419       5,891
                                   =======   =======   =======   =======     =======        =======      =======    ========
Pro forma net loss per share:
  Basic and diluted(1)...........                                                           $ (0.24)     $ (0.06)   $  (0.26)
                                                                                            =======      =======    ========
  Weighted average shares(1).....                                                            32,223       25,184      47,830
                                                                                            =======      =======    ========

                                                                   MARCH 31, 2000
                                                              -------------------------
                                                                           PRO FORMA
                                                              ACTUAL     AS ADJUSTED(2)
                                                              -------    --------------
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $12,392       $ 80,987
  Working capital...........................................   16,461         85,056
  Total assets..............................................   40,386        108,981
  Long term debt, less current portion......................      315            315
  Total stockholders' equity................................   28,868         97,463

-------------------------
(1) See note 10 of notes to consolidated financial statements for an explanation of the determination of the number of shares used in completing per share data.

(2) The pro forma as adjusted amounts above give effect to the sale of shares of common stock in this offering at an assumed initial public offering price of $15.00 per share, less estimated underwriting discounts and commissions and estimated offering expenses and the exercise of warrants to purchase 121,140 shares of common stock at an exercise price of $1.20 per share prior to the offering.

                                  RISK FACTORS

     This offering and any investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and all of the information contained in this prospectus before deciding whether to purchase our common stock.

                     RISKS RELATED TO OUR FINANCIAL RESULTS

WE HAVE A HISTORY OF LOSSES AND EXPECT TO CONTINUE TO INCUR NET LOSSES FOR THE FORESEEABLE FUTURE.

     We incurred net losses of $12.5 million for the three-month period ended March 31, 2000, $7.7 million for the nine-month period ended December 31, 1999, $5.0 million for our fiscal year ended March 31, 1999, and $286,000 for our fiscal year ended March 31, 1998. As of March 31, 2000, we had an accumulated deficit of $28.0 million. We may not be able to sustain the recent growth in our revenues, and we may not realize sufficient revenues to achieve or maintain profitability. We also expect to incur significant product development, sales and marketing and administrative expenses, and, as a result, we will need to generate increased revenues to achieve profitability. Even if we achieve profitability, given the competition in, and the evolving nature of, the optical networking market, we may not be able to sustain or increase profitability on a quarterly or annual basis. As a result, we will need to generate significantly higher revenues while containing costs and operating expenses if we are to achieve profitability.

WE HAVE ONLY RECENTLY BEGUN SELLING FIBER OPTIC PRODUCTS TO THE
TELECOMMUNICATIONS INDUSTRY, AND WE MAY NOT ACCURATELY PREDICT OUR REVENUES FROM THESE PRODUCTS, WHICH COULD CAUSE QUARTERLY FLUCTUATIONS IN OUR NET REVENUES AND RESULTS OF OPERATIONS AND MAY RESULT IN VOLATILITY OR DECLINES IN OUR STOCK PRICE.

     We have only recently begun selling our fiber optic products to the telecommunications industry, and we have only generated revenues from the sale of these products since March 1999. Because we have only recently begun to sell these products, we may be unable to accurately forecast our revenues from sales of these products, and we have limited meaningful historical financial data upon which to plan future operating expenses. Many of our expenses are fixed in the short term, and we may not be able to quickly reduce spending if our revenue is lower than we project. Major new product introductions will also result in increased operating expenses in advance of generating revenues, if any. Therefore, net losses in a given quarter could be greater than expected. We may not be able to address the risks associated with our limited operating history in an emerging market and our business strategy may not be sustainable. Failure to accurately forecast our revenues and future operating expenses could cause quarterly fluctuations in our net revenues and may result in volatility or a decline in our stock price.

SALES TO ANY SINGLE CUSTOMER MAY VARY SIGNIFICANTLY FROM QUARTER TO QUARTER, WHICH MAY CAUSE OUR OPERATING RESULTS TO FLUCTUATE.

     Customers in our industry tend to order large quantities of products on an irregular basis. This means that customers who account for a significant portion of our net revenue in one quarter may not place any orders in the succeeding quarter. These ordering patterns may result in significant quarterly fluctuations in our revenues and operating results.

     If current customers do not continue to place significant orders, we may not be able to replace these orders with orders from new customers. None of our current customers have any minimum purchase obligations, and they may stop placing orders with us at any time, regardless of any forecast they may have previously provided. For example, any downturn in our customers' business could significantly decrease sales of our products to these customers. The loss of any of our key customers or a significant reduction in sales to these customers could significantly reduce our net revenues.

                RISKS RELATED TO THE OPTICAL NETWORKING INDUSTRY

IF THE INTERNET DOES NOT CONTINUE TO EXPAND AND OPTICAL NETWORKS ARE NOT DEPLOYED TO SATISFY THE INCREASED BANDWIDTH REQUIREMENTS AS WE ANTICIPATE, SALES OF OUR PRODUCTS MAY DECLINE, AND OUR NET REVENUES MAY BE ADVERSELY AFFECTED.

     Our future success depends on the continued growth of the Internet as a widely-used medium for commerce and communications, the continuing increase in the amount of data transmitted over communications networks, or bandwidth, and the growth of optical networks to meet the increased demand for bandwidth. If the Internet does not continue to expand as a widespread communications medium and commercial marketplace, the need for significantly increased bandwidth across networks and the market for optical networking products may not continue to develop. Future demand for our products is uncertain and will depend to a great degree on the continued growth and upgrading of optical networks. If this growth does not continue, sales of our products may decline, which would adversely affect our revenues.

THE OPTICAL NETWORKING MARKET IS NEW AND UNPREDICTABLE AND CHARACTERIZED BY RAPID TECHNOLOGICAL CHANGES AND EVOLVING STANDARDS, AND IF THIS MARKET DOES NOT DEVELOP AND EXPAND AS WE ANTICIPATE DEMAND FOR OUR PRODUCTS MAY DECLINE, WHICH WOULD ADVERSELY IMPACT OUR REVENUES.

     The optical networking market is new and characterized by rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. Because this market is new, it is difficult to predict its potential size or future growth rate. Widespread adoption of optical networks is critical to our future success. Potential end-user customers who have invested substantial resources in their existing copper lines or other systems may be reluctant or slow to adopt a new approach, like optical networks. Our success in generating revenues in this emerging market will depend on:

     - maintaining and enhancing our relationships with our customers;

     - the education of potential end-user customers and network service providers about the benefits of optical networks; and

     - our ability to accurately predict and develop our products to meet industry standards.

     If we fail to address changing market conditions, the sales of our products may decline, which would adversely impact our revenues.

IF WE CANNOT INCREASE OUR SALES VOLUMES, REDUCE OUR COSTS OR INTRODUCE HIGHER MARGIN PRODUCTS TO OFFSET ANTICIPATED REDUCTIONS IN THE AVERAGE SELLING PRICE OF OUR PRODUCTS, OUR OPERATING RESULTS WILL SUFFER.

     We have experienced decreases in the average selling prices of some of our products. We anticipate that as products in the optical networking market become more commoditized, the average selling price of our products may decrease in response to competitive pricing pressures, new product introductions by us or our competitors or other factors. If we are unable to offset the anticipated decrease in our average selling prices by increasing our sales volumes or product mix, our net revenues and gross margins will decline. In addition, to maintain our gross margins, we must continue to reduce the manufacturing cost of our products and we must develop and introduce new products and product enhancements with higher margins. If we cannot maintain our gross margins, our financial position may be harmed and our stock price may decline.

                         RISKS RELATED TO OUR BUSINESS

IF WE FAIL TO MANAGE OUR GROWTH EFFECTIVELY, OUR BUSINESS MAY NOT SUCCEED.

     Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We continue to expand the scope of our operations domestically and internationally and have increased the number of our employees substantially in the past year. At March 31, 1999, we had a total of 144 employees and at March 31, 2000, we had a total of 578 employees. In addition, we plan to hire a significant number of employees over the next few quarters. We currently operate facilities in Santa Clara, California and Madison, Wisconsin and are in the process of establishing additional manufacturing facilities in San Jose, California, Middleton, Wisconsin and Shenzhen, China. We anticipate that we will require an additional 100,000 square feet in Northern California to facilitate our growth over the next twelve months. The commercial real estate market in Northern California is extremely competitive and we may not be able to obtain such additional space on reasonable terms, if at all. Our failure to obtain such additional space could adversely impact our ability to expand our business and operations and increase our revenues. The growth in employee headcount and in revenue, combined with the challenges of managing geographically-dispersed operations, has placed, and our anticipated growth in future operations will continue to place, a significant strain on our management systems and resources. We expect that we will need to continue to improve our financial and managerial controls, reporting systems and procedures and continue to expand, train and manage our work force worldwide. The failure to effectively manage our growth could adversely impact our ability to manufacture and sell our products, which could reduce our revenues.

OUR FUTURE SUCCESS DEPENDS ON OUR ABILITY TO DEVELOP AND SUCCESSFULLY INTRODUCE NEW AND ENHANCED PRODUCTS THAT MEET THE NEEDS OF OUR CUSTOMERS.

     Our future success depends on our ability to anticipate our customers' needs and develop products that address those needs. Introduction of new products and product enhancements will require that we effectively transfer production processes from research and development to manufacturing and coordinate our efforts with those of our suppliers to rapidly achieve volume production. If we fail to effectively transfer production processes, develop product enhancements or introduce new products that meet the needs of our customers as scheduled, our net revenues may decline.

COMPETITION MAY INCREASE, WHICH COULD REDUCE OUR SALES AND GROSS MARGINS, OR CAUSE US TO LOSE MARKET SHARE.

     Competition in the optical networking market in which we compete is intense. We face competition from public companies, including E-Tek Dynamics, JDS Uniphase Corporation, Lucent Technologies and Nortel Networks Corporation. Many of our competitors are large public companies that have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, these competitors are able to devote greater resources than we can to the development, promotion, sale and support of their products. In addition, several of our competitors have large market capitalizations or cash reserves, and are much better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our product lines. Any of these acquisitions could give our competitors a strategic advantage. Many of our potential competitors have significantly more established sales and customer support organizations than we do. In addition, many of our competitors have much greater name recognition, more extensive customer bases, better developed distribution channels and broader product offerings than we have. These companies can leverage their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share. Additional competitors may enter the market, and we are likely to compete with new companies in the future. We expect to encounter potential customers that, due to existing relationships with our competitors, are committed to the products offered by these competitors. As a result of the foregoing factors, we expect that competitive pressures may result in price reductions, reduced margins and loss of market share. For a more detailed discussion of our competition, see "Business -- Competition."

WE HAVE LIMITED PRODUCT OFFERINGS, AND IF DEMAND FOR THESE PRODUCTS DECLINES OR FAILS TO DEVELOP AS WE EXPECT OUR NET REVENUES WILL DECLINE.

     We derive a substantial portion of our net revenues from a limited number of products. Specifically, in the nine-month period ended December 31, 1999 and the three-month period ended March 31, 2000, we derived 13.9% and 22.0%, respectively, of our net revenues from our tunable laser module products. We

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expect that net revenues from a limited number of products will continue to account for a substantial portion of our total net revenues. Continued and widespread market acceptance of these products is critical to our future success. We cannot assure you that our current products will achieve market acceptance at the rate at which we expect, or at all, which could reduce our net revenues.

WE MUST EXPAND SUBSTANTIALLY OUR SALES ORGANIZATION IN ORDER TO INCREASE MARKET AWARENESS AND SALES OF OUR PRODUCTS OR OUR REVENUES MAY NOT INCREASE.

     The sale of our products requires long and involved efforts targeted at several key departments within our prospective customers' organizations. Sales of our products require the prolonged efforts of executive personnel and specialized systems and applications engineers working together with a small number of dedicated salespersons. Currently, our sales organization is limited. We will need to grow our sales force in order to increase market awareness and sales of our products. Competition for these individuals is intense, and we might not be able to hire the kind and number of sales personnel and applications engineers we need. If we are unable to expand our sales operations, we may not be able to increase market awareness or sales of our products, which would prevent us from increasing our revenues.

OUR PRODUCTS ARE DEPLOYED IN LARGE AND COMPLEX SYSTEMS AND MAY CONTAIN DEFECTS THAT ARE NOT DETECTED UNTIL AFTER OUR PRODUCTS HAVE BEEN INSTALLED, WHICH COULD DAMAGE OUR REPUTATION AND CAUSE US TO LOSE CUSTOMERS.

     Some of our products are designed to be deployed in large and complex optical networks. Because of the nature of these products, they can only be fully tested for reliability when deployed in networks for long periods of time. Our fiber optic products may contain undetected defects when first introduced or as new versions are released, and our customers may discover defects in our products only after they have been fully deployed and operated under peak stress conditions. In addition, our products are combined with products from other vendors. As a result, should problems occur, it may be difficult to identify the source of the problem. If we are unable to fix defects or other problems, we could experience, among other things:

     - loss of customers;

     - damage to our brand reputation;

     - failure to attract new customers or achieve market acceptance;

     - diversion of development and engineering resources; and

     - legal actions by our customers.

     The occurrence of any one or more of the foregoing factors could cause our net revenues to decline.

THE LONG SALES CYCLES FOR OUR PRODUCTS MAY CAUSE REVENUES AND OPERATING RESULTS TO VARY FROM QUARTER TO QUARTER, WHICH COULD CAUSE VOLATILITY IN OUR STOCK PRICE.

     The timing of our revenue is difficult to predict because of the length and variability of the sales and implementation cycles for our products. We do not recognize revenue until a product has been shipped to a customer, all significant vendor obligations have been performed and collection is considered probable. Customers often view the purchase of our products as a significant and strategic decision. As a result, customers typically expend significant effort in evaluating, testing and qualifying our products and our manufacturing process. This customer evaluation and qualification process frequently results in a lengthy initial sales cycle of up to one year or more. In addition, some of our customers require that our products be subjected to Telcordia qualification testing, which can take up to nine months or more. While our customers are evaluating our products and before they place an order with us, we may incur substantial sales and marketing and research and development expenses to customize our products to the customer's needs. We may also expend significant management efforts, increase manufacturing capacity and order long lead time components or materials prior to receiving an order. Even after this evaluation process, a potential customer may not purchase our products. Because of the evolving nature of the optical networking market, we cannot predict the length of these sales and development cycles. As a result, these long sales cycles may cause our revenues and operating results to vary significantly and unexpectedly from quarter to quarter, which could cause volatility in our stock price.

WE DEPEND ON KEY PERSONNEL TO MANAGE OUR BUSINESS EFFECTIVELY IN A RAPIDLY CHANGING MARKET, AND IF WE ARE UNABLE TO HIRE ADDITIONAL QUALIFIED PERSONNEL OR RETAIN EXISTING PERSONNEL, OUR ABILITY TO SELL OUR PRODUCTS COULD BE HARMED.

     Our future success depends upon the continued services of our executive officers and other key engineering, sales, marketing, manufacturing and support personnel. None of our officers or key employees are bound by an employment agreement for any specific term and these individuals may terminate their employment at any time. In addition, we do not have "key person" life insurance policies covering any of our employees.

     In order to implement our business plan, we must hire a significant number of additional employees in 2000, particularly engineering, sales and manufacturing personnel. Our ability to continue to attract and retain highly skilled personnel will be a critical factor in determining whether we will be successful. Competition for highly skilled personnel is intense, especially in the San Francisco Bay Area. We may not be successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs, which could adversely impact our ability to manufacture and sell our products.

ANY ACQUISITIONS WE MAKE COULD DISRUPT OUR BUSINESS AND HARM OUR FINANCIAL CONDITION.

     We have in the past made strategic acquisitions of intellectual property and anticipate that in the future, as part of our business strategy, we will continue to make strategic acquisitions of complementary companies, products or technologies. In the event of any future acquisitions, we could:

     - issue stock that would dilute our current stockholders' percentage ownership;

     - incur debt;

     - assume liabilities; or

     - incur expenses related to in-process research and development, amortization of goodwill and other intangible assets.

     These acquisitions also involve numerous risks, including:

     - problems combining the acquired operations, technologies or products;

     - unanticipated costs or liabilities;

     - diversion of management's attention from our core business;

     - adverse effects on existing business relationships with suppliers and customers;

     - risks associated with entering markets in which we have no or limited prior experience; and

     - potential loss of key employees, particularly those of the acquired organizations.

     We cannot assure you that we will be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future, which may harm our business.

WE FACE RISKS ASSOCIATED WITH OUR INTERNATIONAL SALES THAT COULD HARM OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS.

     For the three-month period ended March 31, 2000, 29.6% of our net revenues were from international sales. We plan to increase our international sales activities. Our international sales will be limited if we cannot establish relationships with international distributors, establish additional foreign operations, expand international sales channel management, hire additional personnel and develop relationships with international service providers. Even if we are able to successfully continue international operations, we
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

may not be able to maintain or increase international market demand for our products. Our international operations are subject to the following risks:

     - greater difficulty in accounts receivable collection and longer collection periods;

     - difficulties and costs of staffing and managing foreign operations;

     - the impact of recessions in economies outside the United States;

     - unexpected changes in regulatory requirements;

     - certification requirements;

     - reduced protection for intellectual property rights in some countries;

     - potentially adverse tax consequences; and

     - political and economic instability.

     While we expect our international revenues and expenses to be denominated predominantly in U.S. dollars, a portion of our international revenues and expenses may be denominated in foreign currencies in the future. Accordingly, we could experience the risks of fluctuating currencies and may choose to engage in currency hedging activities to reduce these risks.

WE MAY BECOME INVOLVED IN COSTLY AND TIME-CONSUMING LITIGATION THAT MAY SUBSTANTIALLY INCREASE OUR COSTS AND THEREBY HARM OUR BUSINESS.

     We may from time to time become involved in various lawsuits and legal proceedings which arise in the ordinary course of our business. For example, in March 2000, a former employee filed a complaint against us. We believe that this claim is without merit and that the resolution of this claim will not have a material adverse effect on our financial condition. As a result, we have not accrued for the possible unfavorable outcome of this litigation. However, litigation is subject to inherent uncertainties, and an adverse result in this or other matters that may arise from time to time may adversely impact our operating results or financial condition. Any litigation to which we are subject could require significant involvement of our senior management and may divert management's attention from our business and operations. For more information about current legal proceedings, see "Business -- Legal Proceedings."

                  RISKS RELATED TO MANUFACTURING OUR PRODUCTS

IF WE ARE UNABLE TO EXPAND OUR MANUFACTURING CAPACITY IN A TIMELY MANNER, OR IF WE DO NOT ACCURATELY PROJECT DEMAND, WE WILL HAVE EXCESS CAPACITY OR INSUFFICIENT CAPACITY, EITHER OF WHICH WILL SERIOUSLY HARM OUR NET REVENUES.

     We currently manufacture substantially all of our products in our facilities located in Santa Clara, California. We plan to devote significant resources to expand our manufacturing capacity at this facility and initiate manufacturing at our facilities in San Jose, California, Middleton, Wisconsin and Shenzhen, China. We could experience difficulties and disruptions in the manufacture of our products while we transition to these new facilities, which could prevent us from achieving timely delivery of products and could result in lost revenues. We could also face the inability to procure and install the necessary capital equipment, a shortage of raw materials we use in our products, a lack of availability of manufacturing personnel to work in our facilities, difficulties in achieving adequate yields from new manufacturing lines and an inability to predict future order volumes. We may experience delays, disruptions, capacity constraints or quality control problems in our manufacturing operations, and, as a result, product shipments to our customers could be delayed, which would negatively impact our revenues, competitive position and reputation. For example, we recently experienced a disruption in the manufacture of some of our products due to changes in our manufacturing processes, which resulted in reduced manufacturing yields and delays in the shipment of our products. If we experience similar disruptions in the future, it may result in lower yields or delays of our product shipments, which could adversely affect our revenues, gross margins and
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

results of operations. If we are unable to expand our manufacturing capacity in a timely manner, or if we do not accurately project demand, we will have excess capacity or insufficient capacity, either of which will seriously harm our profitability. For a more detailed discussion about our manufacturing, see "Business -- Manufacturing."

OUR PLANS TO BEGIN MANUFACTURING OPERATIONS IN CHINA SUBJECT US TO RISKS INHERENT IN DOING BUSINESS IN CHINA, WHICH MAY HARM OUR MANUFACTURING CAPACITY AND OUR NET REVENUES.

     We have a manufacturing facility located in Shenzhen, China that we expect to become operational in 2000. In addition, in April 2000, we acquired a second facility in Shenzhen, China. These facilities and our ability to operate the facilities may be adversely affected by changes in the laws and regulations of the People's Republic of China, such as those relating to taxation, import and export tariffs, environmental regulations, land use rights, property and other matters. These manufacturing facilities are located on land leased from China's government by Shenzhen New and High-Tech Village Development Co. and the Shenzhen Libaoyi Industry Development Co., Ltd. under land use certificates and agreements each with terms of 50 years. We lease one of our manufacturing facilities from Shenzhen New and High-Tech Village Development Co. under a lease agreement that will expire in November 2002, subject to our option to renew for an additional three-year period. We purchased approximately 43% of a second facility in Shenzhen, China and leased the remainder of the facility for a term of five years from Shenzhen Libaoyi Industry Development Co., Ltd. with an option to purchase the leased portion of the facility during the first three years of the lease term. Our assets and facilities located in China are subject to the laws and regulations of China and our results of operations in China are subject to the economic and political situation there.

     We believe that our operations in Shenzhen, China are in compliance with China's applicable legal and regulatory requirements. However, there can be no assurance that China's central or local governments will not impose new, stricter regulations or interpretations of existing regulations which would require additional expenditures. China's economy differs from the economies of many countries in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, self-sufficiency, rate of inflation and balance of payments position, among others. In the past, China's economy has been primarily a planned economy subject to state plans. Since 1978, China's government has been reforming its economic and political systems. Reforms of this kind have resulted in significant economic growth and social change. We can not assure you that China's policies for economic reforms will be consistent or effective. Our results of operations and financial position may be harmed by changes in the political, economic or social conditions in China.

     We plan to export substantially all the products manufactured at our facilities in China. Accordingly, upon application to and approval by the relevant government authorities, we will not be subject to certain of China's taxes and are exempt from customs duties on imported components or materials and exported products. We are required to pay income tax in China, subject to certain tax holidays. We may become subject to other taxes in China or may be required to pay customs duties in the future. In the event that we are required to pay other taxes in China or customs duties, our results of operations could be materially and adversely affected.

     To successfully meet our overall production goals, we will have to coordinate and manage effectively between our facilities in the United States and in China. We have no experience in coordinating and managing production facilities that are located on different continents or in the transfer of manufacturing operations from one facility to another. Our failure to successfully coordinate and manage multiple sites on different continents or to transfer our manufacturing operations could seriously harm overall production.

IF WE FAIL TO ACCURATELY FORECAST COMPONENT AND MATERIAL REQUIREMENTS FOR OUR MANUFACTURING FACILITIES, WE COULD INCUR ADDITIONAL COSTS OR EXPERIENCE MANUFACTURING DELAYS.

     We use rolling forecasts based on anticipated product orders to determine our component requirements. It is very important that we accurately predict both the demand for our products and the

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

lead times required to obtain the necessary components and materials. Lead times for components and materials that we order vary significantly and depend on factors such as specific supplier requirements, the size of the order, contract terms and current market demand for the components. Lead times vary significantly and depend on numerous factors, including the specific supplier, the size of the order, contract terms and market demand for components or materials at a given time. For substantial increases in production levels, some suppliers may need six months or more lead time. If we overestimate our component and material requirements, we may have excess inventory, which would increase our costs. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt our manufacturing and delay delivery of our products to our customers. Any of these occurrences would negatively impact our revenues.

WE DEPEND ON SINGLE OR LIMITED SOURCE SUPPLIERS FOR SOME OF THE KEY COMPONENTS AND MATERIALS IN OUR PRODUCTS, WHICH MAKES US SUSCEPTIBLE TO SUPPLY SHORTAGES OR PRICE FLUCTUATIONS THAT COULD ADVERSELY AFFECT OUR OPERATING RESULTS.

     We currently purchase several key components and materials used in the manufacture of our products from single or limited source suppliers. For example, we purchase a specialized type of garnet crystal from Mitsubishi International Corporation, the world's only commercial supplier of this type of garnet crystal. We typically purchase our components and materials through purchase orders and we have no guaranteed supply arrangements with any of these suppliers. We may fail to obtain these supplies in a timely manner in the future. We may experience difficulty identifying alternative sources of supply for certain components used in our products. We would experience further delays from evaluating and testing the products of these potential alternative suppliers. Furthermore, financial or other difficulties faced by these suppliers or significant changes in demand for these components or materials could limit the availability. Any interruption or delay in the supply of any of these components or materials, or the inability to obtain these components and materials from alternate sources at acceptable prices and within a reasonable amount of time, would impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders.

IF WE DO NOT ACHIEVE ACCEPTABLE MANUFACTURING YIELDS OR SUFFICIENT PRODUCT RELIABILITY, OUR ABILITY TO SHIP PRODUCTS TO OUR CUSTOMERS COULD BE DELAYED AND OUR REVENUES MAY SUFFER.

     The manufacture of our products involves complex and precise processes. Changes in our manufacturing processes or those of our suppliers, or the use of defective components or materials, could significantly reduce our manufacturing yields and product reliability. Our manufacturing costs are relatively fixed, and, thus, manufacturing yields are critical to our results of operations. We have experienced problems related to product yields in the past, which resulted in delays of customer shipments and lost revenues. For example, we recently experienced a disruption in the manufacture of some of our products due to changes in our manufacturing processes which resulted in reduced manufacturing yields and delays in the shipment of our products. We may experience similar problems in the future, which could result in lower than expected production yields, delayed product shipments and impaired gross margins. In some cases, existing manufacturing techniques involve substantial manual labor. In addition, we may experience manufacturing delays and reduced manufacturing yields upon introducing new products to our manufacturing lines. In order to improve our gross margins, we may need to develop new, more cost-effective manufacturing processes and techniques, and if we fail to do so, our gross margins may be adversely affected.

IF OUR CUSTOMERS DO NOT QUALIFY OUR MANUFACTURING LINES FOR VOLUME SHIPMENTS, OUR OPERATING RESULTS COULD SUFFER.

     Generally, customers do not purchase our products, other than limited numbers of evaluation units, prior to qualification of the manufacturing line for volume production. Our existing manufacturing lines, as well as each new manufacturing line, must pass through varying levels of qualification with our customers. Customers may require that we be registered under international quality standards, such as ISO 9001. This

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

customer qualification process determines whether our manufacturing lines meet the customers' quality, performance and reliability standards. If there are delays in qualification of our products, our customers may drop the product from a long-term supply program, which would result in significant lost revenue opportunity over the term of that program.

                   RISKS RELATED TO OUR INTELLECTUAL PROPERTY

WE MAY NOT BE ABLE TO PROTECT OUR PROPRIETARY TECHNOLOGY, WHICH WOULD SERIOUSLY HARM OUR ABILITY TO USE OUR PROPRIETARY TECHNOLOGY TO GENERATE REVENUE.

     We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We cannot assure you that our patent applications will be approved, that any patents that may issue will protect our intellectual property or that any issued patents will not be challenged by third parties. Other parties may independently develop similar or competing technology or design around any patents that may be issued to us. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States. For a more detailed discussion about our intellectual property, see "Business -- Intellectual Property."

WE ARE CURRENTLY DEFENDING A CLAIM THAT WE HAVE INFRINGED KAIFA'S INTELLECTUAL PROPERTY RIGHTS, AND IF WE ARE UNSUCCESSFUL IN DEFENDING THIS CLAIM, WE MAY HAVE TO EXPEND A SUBSTANTIAL AMOUNT OF RESOURCES TO MAKE OUR PRODUCTS NON-INFRINGING AND MAY HAVE TO PAY A SUBSTANTIAL AMOUNT IN DAMAGES.

     Kaifa Technology, Inc., recently acquired by E-Tek Dynamics, Inc., filed a complaint against us in December 1999 in the United States District Court for the Northern District of California, alleging, among other things, that we have infringed some of their intellectual property rights. We cannot be certain that we will be successful in our defense. If we are unsuccessful in defending this action, any remedies awarded to Kaifa may harm our business. Furthermore, defending this action will be costly and divert management's attention regardless of whether we successfully defend the action. On February 23, 2000, we filed a motion to dismiss several of Kaifa's claims. On the same date, our employees named in the complaint also filed motions to dismiss Kaifa's complaints against them. These motions are scheduled to be heard on May 5, 2000. For more information about current legal proceedings, see "Business -- Legal Proceedings."

WE COULD BECOME SUBJECT TO LITIGATION REGARDING INTELLECTUAL PROPERTY RIGHTS, WHICH COULD BE COSTLY AND SUBJECT US TO SIGNIFICANT LIABILITY.

     In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. We are currently defending a claim alleging that we are violating a third party's intellectual property rights. In the future, we may be a party to litigation to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages and invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation also could force us to do one or more of the following:

  - stop selling, incorporating or using our products that use the challenged intellectual property;

  - obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, which license may not be available on reasonable terms, or at all; or

  - redesign the products that use the technology.

     If we are forced to take any of these actions, our ability to manufacture and sell our products may be seriously harmed. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.
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

     We may in the future initiate claims or litigation against third parties for infringement of our proprietary rights to protect these rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel. For more information about current legal proceedings, see "Business -- Legal Proceedings."

NECESSARY LICENSES OF THIRD-PARTY TECHNOLOGY MAY NOT BE AVAILABLE TO US OR MAY BE VERY EXPENSIVE, WHICH COULD ADVERSELY AFFECT OUR ABILITY TO MANUFACTURE AND SELL OUR PRODUCTS.

     From time to time we may be required to license technology from third parties to develop new products or product enhancements. We cannot assure you that third-party licenses will be available to us on commercially reasonable terms, if at all. The inability to obtain any third-party license required to develop new products and product enhancements could require us to obtain substitute technology of lower quality or performance standards or at greater cost, either of which could seriously harm our ability to manufacture and sell our products.

RESIDUAL YEAR 2000 ISSUES MAY DISRUPT OUR OPERATIONS, SUBJECT US TO LIABILITIES AND COSTS AND AFFECT THE TIMING OF OUR REVENUES.

     The Year 2000 computer problem refers to the potential for system and processing failures of date-related data as a result of computer controlled systems using two digits rather than four to define the applicable year. For example, software programs that have time-sensitive components may recognize a date represented as "00" as the year 1900 rather than the year 2000. This problem could result in miscalculations, data corruption, system failures or disruptions of operations.

     Because our components are used in connection with products designed and manufactured by others, residual Year 2000 problems affecting these products could cause our products to fail. If residual Year 2000 problems cause the failure of any of the technology, software or systems used with our products, we could lose customers, suffer significant disruptions in our business, lose revenues and incur substantial liabilities and expenses. We could also become involved in costly litigation resulting from Year 2000 problems. This could seriously harm our business, financial condition and results of operations.

                         RISKS RELATED TO THIS OFFERING

WE MAY NEED ADDITIONAL CAPITAL, WHICH MAY NOT BE AVAILABLE, AND OUR ABILITY TO GROW MAY BE LIMITED AS A RESULT.

     We believe that the anticipated net proceeds of this offering, together with our existing cash balances, credit facilities and cash flow expected to be generated from future operations, will be sufficient to meet our capital requirements at least through the next 12 months. However, we may be required, or could elect, to seek additional funding prior to that time. The development and marketing of new products and the expansion of our manufacturing facilities and associated support personnel and our sales and marketing organizations will require a significant commitment of resources. In addition, if the market for our products develops at a slower pace than anticipated, or if we fail to establish significant market share and achieve a meaningful level of revenue, we may continue to incur significant operating losses and utilize significant amounts of capital. If cash from available sources is insufficient, or if cash is used for acquisitions or other unanticipated uses, we may need additional capital sooner than anticipated. In the event we are required, or elect, to raise additional funds, we may not be able to do so on favorable terms, or at all. Further, if we issue new equity securities, stockholders may experience additional dilution or the new equity securities may have rights, preferences or privileges senior to those of existing holders of common stock. If we cannot raise funds on acceptable terms, we may not be able to develop or enhance our products, take advantage of future opportunities or respond to competitive pressures or unanticipated requirements. Any inability to raise additional capital when we require it would seriously harm our business.

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

THERE HAS BEEN NO PRIOR MARKET FOR OUR COMMON STOCK, AND A PUBLIC MARKET FOR OUR SECURITIES MAY NOT DEVELOP OR BE SUSTAINED, WHICH COULD CAUSE OUR STOCK PRICE TO FALL BELOW THE INITIAL PUBLIC OFFERING PRICE.

     Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after this offering, and the market price might fall below the initial public offering price. The initial public offering price may bear no relationship to the price at which the common stock will trade upon completion of this offering. The initial public offering price will be determined based on negotiations between us and the representatives of the underwriters, based on factors that may not be indicative of future market performance.

INSIDERS WILL CONTINUE TO HAVE SUBSTANTIAL CONTROL OVER US AFTER THIS OFFERING AND COULD DELAY OR PREVENT A CHANGE IN OUR CORPORATE CONTROL AND CAUSE OUR STOCK PRICE TO DECLINE.

     Upon completion of this offering, our executive officers, directors and principal stockholders who hold 5% or more of the outstanding common stock and their affiliates will beneficially own, in the aggregate, approximately 63.4% of our outstanding common stock based on shares outstanding as of March 31, 2000. As a result, these stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which could delay or prevent an outside party from acquiring or merging with us and cause our stock price to decline. For a full presentation of the equity ownership of these stockholders, see "Principal Stockholders."

PROVISIONS OF OUR CHARTER DOCUMENTS, DELAWARE LAW AND CHANGE OF CONTROL AGREEMENTS MAY HAVE ANTI-TAKEOVER EFFECTS THAT COULD PREVENT A CHANGE IN CONTROL, WHICH MAY CAUSE OUR STOCK PRICE TO DECLINE.

     Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include:

     - authorizing our board of directors to issue preferred stock without stockholder approval;

     - providing for a classified board of directors with staggered, three-year terms;

     - prohibiting cumulative voting in the election of directors;

     - requiring super-majority voting to effect significant amendments to our certificate of incorporation and bylaws;

     - eliminating the ability of stockholders to call special meetings;

     - prohibiting stockholder actions by written consent; and

     - establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

     Certain provisions of Delaware law also may discourage, delay or prevent someone from acquiring or merging with us, which may cause the market price of our common stock to decline. See "Description of Capital Stock -- Delaware Law and Certain Provisions of Our Certificate of Incorporation and Bylaws." In addition, we have a change of control agreement with one of our officers and option agreements with certain officers which have change of control provisions, which may discourage, delay or prevent someone from acquiring or merging with us. For more information about the change of control agreement, see
"Management -- Employment and Change of Control Agreements."

THERE MAY BE SALES OF A SUBSTANTIAL AMOUNT OF OUR COMMON STOCK AFTER THIS OFFERING THAT COULD CAUSE OUR STOCK PRICE TO FALL.

     Our current stockholders hold a substantial number of shares, which they will be able to sell in the public market in the near future. Sales of a substantial number of shares of our common stock after this offering could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock. You should read "Shares Eligible for Future Sale" for a full discussion of the shares that may be sold in the public market in the future.

WE EXPECT TO EXPERIENCE VOLATILITY IN OUR SHARE PRICE, WHICH COULD NEGATIVELY AFFECT YOUR INVESTMENT, AND YOU MAY NOT BE ABLE TO RESELL YOUR SHARES AT OR ABOVE THE INITIAL PUBLIC OFFERING PRICE.

     This initial public offering price may vary from the market price of our common stock after the offering. If you purchase shares of common stock, you may not be able to resell those shares at or above the initial public offering price. The market price of our common stock may fluctuate due to:

     - changes in financial estimates by securities analysts;

     - changes in market valuations of other optical networking companies;

     - any deviations in net revenues or in losses from levels expected by securities analysts; and

     - future sales of common stock or other securities.

In addition, the Nasdaq Stock Market's National Market has experienced extreme volatility that has often been unrelated to the performance of particular companies. Future market fluctuations may cause our stock price to fall regardless of our performance.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus, including the sections entitled "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," contains forward-looking statements within the meaning of the federal securities laws that relate to future events or our future financial performance. These statements involve known and unknown risks, uncertainties and other factors that may cause our or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. These risks and other factors include those listed under "Risk Factors" and elsewhere in this prospectus. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. In addition, these forward-looking statements include, but are not limited to, statements regarding the following:

     - anticipated development and release of new products;

     - anticipated sources of future revenues;

     - the expansion of our manufacturing capacity;

     - anticipated expenditures for research and development, sales and marketing and general and administrative expenses; and

     - the adequacy of our capital resources to fund our operations.

     These statements are only predictions. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors."

     Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                                USE OF PROCEEDS

     We expect to receive net proceeds of approximately $68,450,000 from the sale of the 5,000,000 shares of common stock or approximately $78,900,000 if the underwriters' over-allotment option is exercised in full, at an assumed initial public offering price of $15 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

     We intend to use the net proceeds from this offering primarily for general corporate purposes, including the repayment of approximately $10.0 million in debt under a facility which we are currently negotiating, capital expenditures of approximately $40 million, primarily for the purchase of equipment and the acquisition of and improvements to our United States and China facilities, and working capital. The amounts we actually expend for working capital and other purposes may vary significantly and will depend on a number of factors, including the amount of our future revenues and other factors described under "Risk Factors." Accordingly, our management will retain broad discretion in the allocation of the net proceeds of this offering. We may also use a portion of the net proceeds to acquire products, technologies or businesses that are complementary to our current and future business and product lines. From time to time, we engage in discussions with companies regarding potential acquisitions; however we currently have no material commitments or agreements with respect to any acquisition. Pending use of the net proceeds of this offering, we intend to invest the net proceeds in interest-bearing, investment-grade securities.

                                DIVIDEND POLICY

     We have never declared or paid any dividends on our capital stock. We currently expect to retain future earnings, if any, for use in the operation and expansion of our business and do not anticipate paying any cash dividends for the foreseeable future.

                                 CAPITALIZATION

     The following table sets forth our capitalization as of March 31, 2000:

     - on an actual basis;

     - on a pro forma basis to give effect to the conversion of 41,939,144 shares of preferred stock into 41,939,144 shares of common stock automatically upon completion of this offering; and

     - on pro forma as adjusted basis to give effect to the sale of 5,000,000 shares of common stock at an assumed initial public offering price of $15.00 per share (less underwriting discounts and commissions and estimated offering expenses payable by us), the conversion of 41,939,144 shares of preferred stock into 41,939,144 shares of common stock automatically upon completion of this offering and assumes the exercise of warrants to purchase 121,140 shares of common stock at an exercise price of $1.20 per share prior to this offering.

     You should read this table in conjunction with our consolidated financial statements and the accompanying notes to our consolidated financial statements, Selected Consolidated Financial Data and Management's Discussion and Analysis of Financial Condition and Results of Operations included elsewhere in this prospectus.

                                                                       MARCH 31, 2000
                                                            ------------------------------------
                                                                                      PRO FORMA
                                                             ACTUAL     PRO FORMA    AS ADJUSTED
                                                            --------    ---------    -----------
                                                                       (IN THOUSANDS)
Long-term debt, less current portion......................  $    315    $    315      $    315
Stockholders' equity:
  Preferred stock, $0.001 par value: 44,083,326
     authorized, 41,939,144 issued and outstanding
     (actual); 44,083,326 authorized, no shares issued and
     outstanding (pro forma); 10,000,000 authorized, no
     shares issued and outstanding (pro forma as
     adjusted)............................................        42          --            --
  Common stock, $0.001 par value: 80,000,000 authorized,
     11,282,600 issued and outstanding (actual);
     80,000,000 authorized, 53,221,744 issued and
     outstanding (pro forma); 250,000,000 authorized,
     58,342,884 shares issued and outstanding (pro forma
     as adjusted).........................................        11          53            58
Additional paid-in capital................................    90,646      90,646       159,236
Notes receivable from stockholders........................    (4,128)     (4,128)       (4,128)
Deferred compensation.....................................   (29,732)    (29,732)      (29,732)
Accumulated deficit.......................................   (27,971)    (27,971)      (27,971)
                                                            --------    --------      --------
       Total stockholders' equity.........................    28,868      28,868        97,463
                                                            --------    --------      --------
       Total capitalization...............................  $ 29,183    $ 29,183      $ 97,778
                                                            ========    ========      ========

     The total number of outstanding shares of our common stock is as of March 31, 2000, and excludes:

     - 4,487,000 shares issuable upon exercise of outstanding stock options with a weighted average exercise price of $0.60 per share;

     - 4,247,000 shares reserved for future issuance under our stock plans; and

     - 140,000 shares of common stock issuable upon exercise of an outstanding warrant at an exercise price of $1.00 per share.

                                    DILUTION

     If you invest in our common stock, your interest will be diluted to the extent of the difference between the initial public offering price per share of our common stock and the pro forma net tangible book value per share of common stock after this offering. Our pro forma net tangible book value as of March 31, 2000, including proceeds of $145,000 from the assumed exercise of warrants to purchase 121,140 shares of common stock prior to this offering, was $28,733,000 or $0.54 per share of common stock. Pro forma net tangible book value per share was calculated by dividing the sum of total assets less liabilities, less intangible assets by the total number of common shares outstanding at March 31, 2000, assuming conversion of 41,939,144 shares of preferred stock into 41,939,144 shares of common stock and the issuance of 121,140 shares of common stock from the exercise of warrants prior to this offering. Dilution in net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the net tangible book value per share of common stock immediately after the completion of this offering. After giving effect to the sale of the 5,000,000 shares of common stock offered hereby at an assumed initial public offering price of $15.00 per share less underwriting discounts and commissions and estimated offering expenses, our pro forma net tangible book value as of March 31, 2000, would have been $97,183,000 or approximately $1.67 per share. This represents an immediate increase in net tangible book value of $1.13 per share to existing stockholders and an immediate dilution in net tangible book value of $13.33 per share to new investors, or approximately 89% of the assumed initial public offering price of $15.00 per share. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............          $15.00
  Pro forma net tangible book value per share at March 31,
     2000...................................................  $0.54
  Increase in net tangible book value per share attributable
     to this offering.......................................   1.13
                                                              -----
Pro forma net tangible book value per share after this
  offering..................................................            1.67
                                                                      ------
Dilution in net tangible book value per share to new
  investors.................................................          $13.33
                                                                      ======

     The following table shows on a pro forma basis after giving effect to this offering, based on an assumed initial public offering price of $15.00 per share, and the issuance of 121,140 shares of common stock from the assumed exercise of warrants prior to this offering, as of March 31, 2000, the differences between the existing holders of common stock and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid, before deducting the underwriting discounts and commissions and estimated offering expenses:

                                                SHARES PURCHASED       TOTAL CONSIDERATION
                                              ---------------------   ----------------------   AVERAGE PRICE
                                                NUMBER      PERCENT      AMOUNT      PERCENT     PER SHARE
                                              -----------   -------   ------------   -------   -------------
Existing stockholders.......................   53,342,884     91.4%   $ 56,092,000     42.8%      $ 1.05
New investors...............................    5,000,000      8.6      75,000,000     57.2        15.00
                                              -----------    -----    ------------    -----
  Total.....................................   58,342,884    100.0%   $131,092,000    100.0%
                                              ===========    =====    ============    =====

     The foregoing discussion and table are based on the number of shares of common stock outstanding after this offering and excludes the following:

     - 4,487,000 shares issuable upon exercise of outstanding stock options as of March 31, 2000, with a weighted average exercise price of $0.60 per share;

     - 4,247,000 shares reserved for issuance under our stock plans; and

     - 140,000 shares of common stock issuable upon exercise of an outstanding warrant at an exercise price of $1.00 per share.

     New investors will suffer additional dilution upon exercise of outstanding options. At March 31, 2000, assuming exercise and payment of all outstanding options, net tangible book value per share would be $1.59 representing dilution of $13.41 per share to new investors. See "Capitalization," "Management -- Stock Plans," "Description of Capital Stock" and note 8 of notes to consolidated financial statements for more information about dilution.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     You should read the selected consolidated financial data set forth below in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus. The statement of operations data for the fiscal years ended March 31, 1998 and 1999, and the nine-month period ended December 31, 1999, and the consolidated balance sheet data at March 31, 1999, and December 31, 1999, are derived from, and are qualified by reference to, our audited consolidated financial statements and notes thereto included elsewhere in this prospectus. The statement of operations data for the years ended March 31, 1996 and 1997, and the consolidated balance sheet data as of March 31, 1996, 1997 and 1998, are derived from, and are qualified by reference to, consolidated financial statements not appearing in this prospectus. The consolidated statement of operations data for the three-month periods ended June 30, 1999 and March 31, 2000 and the consolidated balance sheet data as of March 31, 2000 are unaudited. In the opinion of management, all necessary adjustments, consisting only of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with the audited financial statements and notes thereto appearing elsewhere in this prospectus. Historical results are not necessarily indicative of results that may be expected for any future period. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                NINE-MONTH
                                                                                  PERIOD
                                            FISCAL YEAR ENDED MARCH 31,           ENDED
                                       -------------------------------------   DECEMBER 31,
                                        1996      1997      1998      1999         1998
                                       -------   -------   -------   -------   ------------
                                              (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
  Net revenues.......................  $10,394   $10,543   $15,482   $17,285     $12,544
  Cost of net revenues...............    5,095     5,946     8,186     9,225       6,625
                                       -------   -------   -------   -------     -------
    Gross profit.....................    5,299     4,597     7,296     8,060       5,919
  Operating expenses:
    Research and development.........    1,724     3,115     3,721     7,379       5,250
    Sales and marketing..............    1,289     1,662     2,193     2,987       2,113
    General and administrative.......    1,608     1,269     1,355     2,360       1,724
    Deferred compensation............       --        --        --        --          --
                                       -------   -------   -------   -------     -------
        Total operating expenses.....    4,621     6,046     7,269    12,726       9,087
                                       -------   -------   -------   -------     -------
  Operating income (loss)............      678    (1,449)       27    (4,666)     (3,168)
  Interest expense and other income,
    net..............................     (200)     (210)     (303)     (303)       (207)
                                       -------   -------   -------   -------     -------
  Income (loss) before provision for
    income taxes.....................      478    (1,659)     (276)   (4,969)     (3,375)
  Provision for income taxes.........       21         2        10         2          --
                                       -------   -------   -------   -------     -------
  Net income (loss)..................  $   457   $(1,661)  $  (286)  $(4,971)    $(3,375)
                                       =======   =======   =======   =======     =======
  Historical net income (loss) per
    share:
    Basic............................  $  0.45   $ (1.52)  $ (0.25)  $ (2.18)    $ (1.50)
                                       =======   =======   =======   =======     =======
    Diluted..........................  $  0.02   $ (1.52)  $ (0.25)  $ (2.18)    $ (1.50)
                                       =======   =======   =======   =======     =======
    Weighted average shares:
      Basic..........................    1,011     1,096     1,148     2,284       2,245
                                       =======   =======   =======   =======     =======
      Diluted........................   18,768     1,096     1,148     2,284       2,245
                                       =======   =======   =======   =======     =======
  Pro forma net loss per share:
    Basic and diluted................
    Weighted average shares..........

                                        NINE-MONTH
                                          PERIOD       THREE-MONTH       THREE-MONTH
                                          ENDED        PERIOD ENDED     PERIOD ENDED
                                       DECEMBER 31,      JUNE 30,         MARCH 31,
                                           1999            1999             2000
                                       ------------   --------------   ---------------
                                            (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS
  DATA:
  Net revenues.......................    $18,101         $ 4,581          $  9,782
  Cost of net revenues...............     12,525           2,821            10,786
                                         -------         -------          --------
    Gross profit.....................      5,576           1,760            (1,004)
  Operating expenses:
    Research and development.........      7,352           1,592             3,609
    Sales and marketing..............      2,982             926             1,100
    General and administrative.......      2,704             605             1,424
    Deferred compensation............        132               9             5,548
                                         -------         -------          --------
        Total operating expenses.....     13,170           3,132            11,681
                                         -------         -------          --------
  Operating income (loss)............     (7,594)         (1,372)          (12,685)
  Interest expense and other income,
    net..............................        (81)            (95)              224
                                         -------         -------          --------
  Income (loss) before provision for
    income taxes.....................     (7,675)         (1,467)          (12,461)
  Provision for income taxes.........          2              --                --
                                         -------         -------          --------
  Net income (loss)..................    $(7,677)        $(1,467)         $(12,461)
                                         =======         =======          ========
  Historical net income (loss) per
    share:
    Basic............................    $ (3.11)        $ (0.61)         $  (2.12)
                                         =======         =======          ========
    Diluted..........................    $ (3.11)        $ (0.61)         $  (2.12)
                                         =======         =======          ========
    Weighted average shares:
      Basic..........................      2,468           2,419             5,891
                                         =======         =======          ========
      Diluted........................      2,468           2,419             5,891
                                         =======         =======          ========
  Pro forma net loss per share:
    Basic and diluted................    $ (0.24)        $ (0.06)         $  (0.26)
                                         =======         =======          ========
    Weighted average shares..........     32,223          25,184            47,830
                                         =======         =======          ========

                                                                           MARCH 31,
                                                              -----------------------------------   DECEMBER 31,   MARCH 31,
                                                               1996     1997     1998      1999         1999         2000
                                                              ------   ------   -------   -------   ------------   ---------
                                                                                (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.................................  $  376   $  250   $   196   $    51     $28,067       $12,392
  Working capital...........................................   2,066      616    (1,166)      479      29,026        16,461
  Total assets..............................................   5,186    5,564     8,197     8,240      44,852        40,386
  Long-term debt, less current portion......................      60      129        79       588         368           315
  Total stockholders' equity (net capital deficiency).......   1,229     (431)     (702)   (1,183)     35,013        28,868

     See note 10 of notes to consolidated financial statements for an explanation of the determination of the weighted average common and common equivalent shares used to compute net loss per share.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read the following discussion in conjunction with our consolidated financial statements and the notes thereto included elsewhere in this prospectus. The results described below are not necessarily indicative of the results to be expected in any future period. This discussion and analysis contains forward-looking statements within the meaning of the federal securities laws. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or our predictions. See "Special Note Regarding Forward-Looking Statements."

OVERVIEW

     We design, manufacture and market innovative fiber optic products for next-generation optical networks under the Smart Optics for Networks brand. We were founded in April 1990 and initially developed and offered advanced optical products principally for research and commercial applications. In January 1997, we began development of a high performance tunable laser module, a laser module with a dynamically adjustable wavelength, for test and measurement in the manufacturing and development of optical networking products. In May 1998, we began leveraging our extensive experience in developing advanced optical products to enable networking solutions with increased channel counts, higher data rates, longer reach lengths and new services, and which reduce overall network cost of ownership. Our high-performance products are compact, consume less power and are designed to be manufacturable in high volumes.

     We currently derive revenues from the sales of two groups of products, telecom products and commercial photonics products. Through fiscal 1999, comprised of the twelve-month period ended March 31, 1999, substantially all of our revenues were generated from sales of commercial photonics products. Our commercial photonics products include advanced photonics tools, which are primarily used for commercial and research applications in a wide variety of industries. Beginning in 1999, we began to derive an increasing amount of our revenues from sales of telecom products. Our telecom products include fiber amplifier products, wavelength management products, high-speed opto-electronics and tunable laser modules. We sell these products primarily to manufacturers of networking and test equipment in the optical telecommunications market. For the nine-month period ended December 31, 1999, sales of our telecom products accounted for 27.6% of overall net revenues. For the three-month period ended March 31, 2000, sales of our telecom products accounted for 49.9% of overall net revenues and are expected to continue to increase as a percentage of our overall net revenues. We sell our products to over 50 customers including Agilent Technologies, Alcatel USA, Avanex Corporation, Corning Incorporated, Corvis Corporation, JDS Uniphase Corporation, Lucent Technologies, and Nortel Networks Corporation. In the nine-month period ended December 31, 1999 and for the three-month period ended March 31, 2000, none of our customers accounted for more than 10% of our net revenues.

     We market and sell our telecom products predominantly through our direct sales force. To date, most of our direct sales have been in North America, however, we recently began marketing and selling our telecom products internationally, principally in Europe. We market and sell our commercial photonics products through a combination of catalog sales, international distributors and direct sales primarily in the United States, Europe and Asia. For the nine-month period ended December 31, 1999, 30.9% of international sales were from telecom products and 69.1% were from commercial photonics products. For the three-month period ended March 31, 2000, 47.6% of international sales were from telecom products and 52.4% were from commercial photonics products.

     Our cost of net revenues consists of raw materials, direct labor and manufacturing overhead, which includes, among other costs, production start-up and prototype costs. In addition, we rely on contract manufacturers for some of our key components, which are included in our cost of net revenues. As we expand our manufacturing capacity to meet demand and introduce new products, we expect our cost of net revenues as a percentage of net revenues to increase in the near term.

     Research and development expenses consist primarily of salaries and related personnel expenses, fees paid to consultants and outside service providers, materials costs and test units and other expenses related to the design, development, testing and enhancements of our products. We expense our research and development costs as they are incurred. In addition, from time to time, we receive funding for research and development projects. For fiscal years 1998 and 1999, the nine-month period ended December 31, 1999 and the three-month period ended March 31, 2000, we received an aggregate of $5.8 million for research and development activities, which was used to offset research and development costs. Of this amount, funding from government agency contracts accounted for $4.6 million. Under the terms of these contracts, we were reimbursed for substantially all of our costs incurred under the related projects. Research and development funding from corporate customers provided $1.2 million of which Agilent Technologies, accounted for $1.0 million. Agilent Technologies funded a portion of the development of a tunable laser product. We believe that a significant level of investment for product research and development is required to remain competitive. Accordingly, we expect to continue to devote substantial resources to product research and development, and we expect our research and development expenses to continue to increase in absolute dollars.

     Sales and marketing expenses consist primarily of salaries, commissions and related expenses for personnel engaged in marketing, sales and customer engineering support functions, as well as costs associated with trade shows, promotional activities and travel expenses. We intend to expand our sales and marketing operations and efforts substantially for our telecom products, both domestically and internationally, in order to increase market awareness and to generate sales of our products. However, we cannot be certain that any increased expenditures will result in higher net revenues. In addition, we believe our future success depends upon establishing successful relationships with a variety of key customers. We believe that continued investment in sales and marketing is critical to our success and expect these expenses to increase in absolute dollars in the future.

     General and administrative expenses consist primarily of salaries and related expenses for executive, finance, accounting, information technology, facilities and human resources personnel, recruiting expenses, professional fees and costs associated with expanding our information systems. We expect these expenses to increase in absolute dollars as we continue to add personnel and incur additional costs related to the growth of our business and our operations as a public company.

     In connection with the grant of stock options to our employees, we recorded deferred compensation of approximately $35.4 million through March 31, 2000, representing the difference between the estimated fair market value of the common stock for accounting purposes and the option exercise price of these options at the date of grant. These amounts are being amortized using the attribution vesting method over the vesting period of the stock options, which for us is generally five years from the date of grant.

RESULTS OF OPERATIONS

     You should be aware that we recently changed our fiscal year end to December 31. Our previous fiscal years ended March 31. Fiscal year 1999 refers to the twelve-month period ended on March 31, 1999. Fiscal year 1998 refers to the twelve-month period ended on March 31, 1998.

                                                                                                 THREE-MONTH
                                                                              NINE-MONTH         PERIOD ENDED
                                     FISCAL YEAR ENDED   FISCAL YEAR ENDED   PERIOD ENDED    --------------------
                                         MARCH 31,           MARCH 31,       DECEMBER 31,    JUNE 30,   MARCH 31,
                                           1998                1999              1999          1999       2000
                                     -----------------   -----------------   -------------   --------   ---------
                                                                                                 (UNAUDITED)
SUMMARY OF OPERATIONS DATA:
  Net revenues.....................        100.0%              100.0%            100.0%       100.0%      100.0%
  Cost of net revenues.............         52.9                53.4              69.2         61.6       110.3
                                           -----               -----             -----        -----      ------
  Gross profit.....................         47.1                46.6              30.8         38.4       (10.3)
                                           -----               -----             -----        -----      ------
  Operating expenses:
     Research and development......         24.0                42.7              40.6         34.8        36.8
     Sales and marketing...........         14.2                17.3              16.5         20.2        11.3
     General and administrative....          8.8                13.6              14.9         13.2        14.6
     Deferred compensation.........           --                  --               0.7          0.2        56.7
                                           -----               -----             -----        -----      ------
          Total operating
            expenses...............         47.0                73.6              72.7         68.4       119.4
                                           -----               -----             -----        -----      ------
  Operating income (loss)..........          0.1               (27.0)            (41.9)       (30.0)     (129.7)
  Interest expense and other
     income, net...................         (2.0)               (1.8)             (0.5)         2.0         2.3
                                           -----               -----             -----        -----      ------
  Net loss.........................         (1.9)%             (28.8)%           (42.4)%      (32.0)%    (127.4)%
                                           =====               =====             =====        =====      ======

THREE MONTH PERIODS ENDED MARCH 31, 2000 AND JUNE 30, 1999

     In 1999, we changed our fiscal year end to December 31. Our previous fiscal years ended March 31. Our first fiscal quarter in our current fiscal year ended on March 31, 2000 and our first fiscal quarter in the previous fiscal year ended on June 30, 1999.

Net Revenues

     Net revenues increased from $4.6 million for the three-month period ended June 30, 1999, of which $450,000, or 9.8% of total net revenues, were from sales of our telecom products, to $9.8 million for the three-month period ended March 31, 2000, of which $4.9 million, or 49.9% of total net revenues, were from sales of our telecom products. The increase in net revenues was primarily as a result of increased sales of our telecom products.

Gross Margins

     Gross margin decreased from a positive 38.4% in the three-month period ended June 30, 1999 to a negative 10.3% in the three-month period ended March 31, 2000. This decrease in gross margin percentage was primarily as a result of increased manufacturing costs associated with the expansion of our telecom manufacturing operations domestically and internationally and the transition to volume manufacturing of new telecom products. Increased manufacturing overhead costs included increases in payroll costs for additional manufacturing personnel, higher materials costs for manufacturing prototyping, and higher depreciation costs related to increased investment in plant and equipment.

Research and Development Expenses

     Research and development expenses increased from 34.8% of net revenues, or $1.6 million, in the three-month period ended June 30, 1999 to 36.8% of net revenues, or $3.6 million, in the three-month period ended March 31, 2000. This increase was primarily due to the costs related to the development of existing and new telecom products.

Sales and Marketing Expenses

     Sales and marketing expenses decreased from 20.2% of net revenues, or $926,000, in the three-month period ended June 30, 1999 to 11.2% of net revenues, or $1.1 million, in the three-month period ended March 31, 2000. Sales and marketing expenses decreased as a percentage of net revenues as a result of increased sales.

General and Administrative Expenses

     General and administrative expenses increased from 13.2% of net revenues, or $605,000, in the three-month period ended June 30, 1999 to 14.6% of net revenues, or $1.4 million, in the three-month period ended March 31, 2000. The increase was primarily due to increased staffing and associated expenses necessary to manage and support our increased scale of operations.

Amortization of Deferred Compensation

     We recorded amortization of deferred compensation of $5.5 million in the three-month period ended March 31, 2000, leaving an unamortized balance of $29.7 million on our March 31, 2000 consolidated balance sheet. The expense relates to options awarded to employees at below deemed fair market value amortized over the options' vesting periods.

Interest Expense and Other Income, Net

     Interest expense and other income totaled a net expense of $95,000 for the three-month period ended June 30, 1999 compared to other income of $224,000 for the three-month period ended March 31, 2000. Interest expense aggregated $103,000 and $5,000 in the three-month period ended June 30, 1999 and the three-month period ended March 31, 2000, respectively. Interest income totaled $236,000 in the three-month period ended March 31, 2000. No interest income was earned in the three-month period ended June 30, 1999.

Income Taxes

     Due to our loss position, there was no provision for income taxes for either the three-month period ended June 30, 1999 or the three-month period ended March 31, 2000.

FISCAL YEARS ENDED MARCH 31, 1998 AND 1999 AND THE NINE-MONTH PERIOD ENDED DECEMBER 31, 1999

Net Revenues

     Net revenues increased from $15.5 million in fiscal 1998 to $17.3 million in fiscal 1999 as a result of increased sales of our commercial photonics products. We began shipping our telecom products in March 1999. Total net revenues for the nine-month period ended December 31, 1999 increased to $18.1 million, primarily as a result of sales of our telecom products, which were $5.0 million, or 27.6% of total net revenues.

Gross Margins

     Gross margin decreased from 47.1% in fiscal 1998 to 46.6% in fiscal 1999. The absolute dollar amount of manufacturing costs increased by $1.0 million from fiscal 1998 to fiscal 1999, due primarily to an increase in net revenues. Gross margin decreased to 30.8% for the nine-month period ended December 31, 1999. The decrease in gross margin from fiscal 1999 to the nine-month period ended December 31, 1999, was primarily due to the costs related to the expansion of our manufacturing facilities for our telecom products. Increases in manufacturing overhead costs from fiscal 1999 to the nine-month period ended December 31, 1999, included increases in payroll costs for additional manufacturing personnel, higher materials costs for manufacturing prototyping, and higher depreciation costs related to increased investment in plant and equipment. As we introduce additional new products and expand our manufacturing capacity to meet anticipated demand, we expect our gross margins in fiscal 2000 to decrease as compared to the nine-month period ended December 31, 1999.

Research and Development Expenses

     Research and development expenses increased from 24.0% of net revenues, or $3.7 million, in fiscal 1998 to 42.7% of net revenues, or $7.4 million, in fiscal 1999. This increase was primarily due to the costs related to the development of our telecom products. Research and development expenses were 40.6% of net revenues, or $7.4 million, for the nine-month period ended December 31, 1999. These expenses were incurred primarily in connection with the continued development of existing telecom products, as well as for new telecom products.

Sales and Marketing Expenses

     Sales and marketing expenses increased from 14.2% of net revenues, or $2.2 million, in fiscal 1998 to 17.3% of net revenues, or $3.0 million, in fiscal 1999. Sales and marketing expenses were 16.5% of net revenues, or $3.0 million, for the nine-month period ended December 31, 1999. The increase in the sales and marketing expenses in each of these periods was attributable primarily to the hiring of additional sales and marketing personnel and to the expansion of our sales and marketing efforts. In the nine-month period ended December 31, 1999 we increased our sales and marketing headcount by 14% and we increased our spending for marketing communication materials, including catalogs, and customer and technical service system improvements.

General and Administrative Expenses

     General and administrative expenses increased from 8.8% of net revenues, or $1.4 million, in fiscal 1998 to 13.6% of net revenues, or $2.4 million, in fiscal 1999. General and administrative expenses increased to 14.9% of net revenues, or $2.7 million, for the nine-month period ended December 31, 1999. The increase over these periods was primarily due to increased staffing and associated expenses necessary to manage and support our increased scale of operations. In addition, the increase in general and administrative costs for the nine-month period ended December 31, 1999, was also attributable to hiring and recruiting expenses for personnel associated with our telecom products.

Amortization of Deferred Compensation

     We recorded amortization of deferred compensation of $132,000 during the nine-month period ended December 31, 1999, leaving an unamortized balance of $689,000 on our December 31, 1999 consolidated balance sheet. The amortization expense relates to options awarded to employees in all operating expense categories.

Interest Expense and Other Income, Net

     Interest expense and other income, net totalled $303,000 in 1998 and 1999 and $81,000 for the nine-month period ended December 31, 1999. Interest expense was the largest component of these amounts aggregating to $328,000, $327,000 and $176,000 for fiscal 1998, 1999 and the nine-month period ended December 31, 1999, respectively. The interest expense for these periods consisted of interest on debt and capital lease obligations.

Income Taxes

     The provision for income taxes of approximately $2,000 for the nine-month period ended December 31, 1999 and fiscal 1999 consists of current state minimum taxes. The provision for income taxes of $10,000 for fiscal 1998, reflects federal alternative minimum taxes and state minimum taxes.

     As of December 31, 1999, we had approximately $12 million of federal and $400,000 of state net operating loss carryforwards for tax purposes and $900,000 and $700,000 of federal and state research and development tax credit carryforwards available to offset future taxable income. The net operating loss and tax credit carryforwards will expire at various dates beginning in 2004 through 2019, if not utilized. We have not recognized any benefit from the future use of loss carryforwards for these periods or for any other periods since inception.

     Financial Accounting Standards Board Statement No. 109 provides for the recognition of deferred tax assets if realization of the assets is more likely than not. Based upon the weight of available evidence, which included our historical operating performance and the reported cumulative net losses in all prior years, we have provided a full valuation allowance against our net deferred tax assets.

QUARTERLY RESULTS OF OPERATIONS

     The following table sets forth, for the periods presented, certain data from our consolidated statement of operations and the data as a percentage of net revenues. The consolidated statement of operations data have been derived from our unaudited consolidated financial statements. In the opinion of management, these statements have been prepared on substantially the same basis as the audited consolidated financial statements and include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial information for the periods presented. This information should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this prospectus.

                                                                    THREE-MONTH PERIOD ENDED
                                ------------------------------------------------------------------------------------------------
                                JUNE 30,    SEPT. 30,    DEC. 31,    MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MARCH 31,
                                  1998        1998         1998        1999         1999        1999         1999        2000
                                --------    ---------    --------    ---------    --------    ---------    --------    ---------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Net revenues..................   $3,918      $4,251      $ 4,375      $ 4,741     $ 4,581      $ 6,675     $ 6,845     $  9,782
Cost of net revenues..........    2,097       2,181        2,347        2,600       2,821        4,367       5,337       10,786
                                 ------      ------      -------      -------     -------      -------     -------     --------
  Gross profit (loss).........    1,821       2,070        2,028        2,141       1,760        2,308       1,508       (1,004)
                                 ------      ------      -------      -------     -------      -------     -------     --------
Operating expenses:
  Research and development....    1,233       1,633        2,384        2,129       1,592        2,259       3,501        3,609
  Sales and marketing.........      683         732          698          874         926          930       1,126        1,100
  General and
    administrative............      569         605          550          636         605          940       1,159        1,424
  Deferred compensation.......       --          --           --           --           9           29          94        5,548
                                 ------      ------      -------      -------     -------      -------     -------     --------
    Total operating
      expenses................    2,485       2,970        3,632        3,639       3,132        4,158       5,880       11,681
                                 ------      ------      -------      -------     -------      -------     -------     --------
Operating loss................     (664)       (900)      (1,604)      (1,498)     (1,372)      (1,850)     (4,372)     (12,685)
Interest expense and other
  income, net.................      (92)        (70)         (45)         (96)        (95)          33         (19)         224
                                 ------      ------      -------      -------     -------      -------     -------     --------
Loss before provision for
  income taxes................     (756)       (970)      (1,649)      (1,594)     (1,467)      (1,817)     (4,391)     (12,461)
Provision for income taxes....       --          --           --            2          --           --           2           --
                                 ------      ------      -------      -------     -------      -------     -------     --------
Net loss......................   $ (756)     $ (970)     $(1,649)     $(1,596)    $(1,467)     $(1,817)    $(4,393)    $(12,461)
                                 ======      ======      =======      =======     =======      =======     =======     ========
Net loss per share............   $(0.38)     $(0.41)     $ (0.69)     $ (0.66)    $ (0.61)     $ (0.74)    $ (1.74)    $  (2.12)
                                 ======      ======      =======      =======     =======      =======     =======     ========
Shares used in computing net
  loss per share..............    1,990       2,354        2,396        2,406       2,419        2,455       2,530        5,891
                                 ======      ======      =======      =======     =======      =======     =======     ========

STATEMENT OF OPERATIONS DATA:

                                JUNE 30,    SEPT. 30,    DEC. 31,    MARCH 31,    JUNE 30,    SEPT. 30,    DEC. 31,    MARCH 31,
                                  1998        1998         1998        1999         1999        1999         1999        2000
                                --------    ---------    --------    ---------    --------    ---------    --------    ---------
                                  1998        1998         1998        1999         1999        1999         1999        2000
                                --------    ---------    --------    ---------    --------    ---------    --------    ---------
                                                             (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net revenues..................    100.0%      100.0%       100.0%       100.0%      100.0%       100.0%      100.0%       100.0%
Cost of net revenues..........     53.6        51.3         53.6         54.8        61.6         65.4        78.0        110.3
                                 ------      ------      -------      -------     -------      -------     -------      -------
  Gross profit (loss).........     46.4        48.7         46.4         45.2        38.4         34.6        22.0        (10.3)
                                 ------      ------      -------      -------     -------      -------     -------      -------
Operating expenses:
  Research and development....     31.5        38.4         54.5         44.9        34.8         33.8        51.1         36.9
  Sales and marketing.........     17.4        17.2         16.0         18.4        20.2         13.9        16.4         11.2
  General and
    administrative............     14.5        14.2         12.6         13.4        13.2         14.1        16.9         14.6
  Deferred compensation.......       --          --           --           --         0.2          0.4         1.4         56.7
                                 ------      ------      -------      -------     -------      -------     -------      -------
    Total operating
      expenses................     63.4        69.8         83.1         76.7        68.4         62.2        85.8        119.4
                                 ------      ------      -------      -------     -------      -------     -------      -------
Operating loss................    (17.0)      (21.1)       (36.7)       (31.5)      (30.0)       (27.6)      (63.8)      (129.7)
Interest expense and other
  income, net.................     (2.3)       (1.7)        (1.0)        (2.1)       (2.0)         0.4        (0.3)         2.3
                                 ------      ------      -------      -------     -------      -------     -------      -------
Loss before provision for
  income taxes................    (19.3)      (22.8)       (37.7)       (33.6)      (32.0)       (27.2)      (64.1)      (127.4)
Provision for income taxes....       --          --           --         (0.1)         --           --        (0.1)          --
                                 ------      ------      -------      -------     -------      -------     -------      -------
Net loss......................    (19.3)%     (22.8)%      (37.7)%      (33.7)%     (32.0)%      (27.2)%     (64.2)%     (127.4)%
                                 ======      ======      =======      =======     =======      =======     =======      =======

     We believe that quarter-to-quarter comparisons of our operating results will not be meaningful. You should not rely on our results for any quarter as an indication of our future performance. Our operating results in future quarters may be below public market analysts' or investors' expectations, which would likely cause the price of our common stock to fall. The following discussion highlights significant events that have impacted our net revenues and financial results for the eight quarters ended March 31, 2000.

     Net revenues increased in each of the previous eight quarters, with the exception of a decrease in the three-month period ended June 30, 1999. In that quarter, we experienced component supply and integration issues related to new versions of some of our commercial photonics products, which affected our ability to meet demand for these products. These issues were addressed in the following quarter as we refined and improved our manufacturing processes.

     Increased demand for our telecom products resulted in significant revenue increases from these products in our three most recent quarters. Net revenues from our telecom products were $449,500, or 9.8% of net revenues, for the three-month period ended June 30, 1999, $2.0 million, or 30.3% of net revenues, for the three-month period ended September 30, 1999, $2.5 million, or 36.9% of net revenues, for the three-month period ended December 31, 1999 and $4.9 million, or 49.9%, of net revenues, for the three-month period ended March 31, 2000. We expect quarterly revenues from our telecom products to continue to increase. Sales of our commercial photonics products have fluctuated between $3.9 million and $4.9 million over the last eight quarters.

     Gross margins as a percentage of net revenues decreased in each of the previous eight quarters, with the exception of an increase in the three-month period ended September 30, 1998. In the three-month period ended March 31, 2000, we experienced a significant decrease in gross margin percentages primarily as a result of increased manufacturing costs associated with the expansion of our telecom manufacturing operations domestically and internationally and the transition to volume manufacturing of new telecom products. Manufacturing overhead spending for telecom products increased during each of the four quarters from the three-month period ended March 31, 1999, to the three-month period ended March 31, 2000, as we added manufacturing employees, expanded production facilities and invested in additional manufacturing equipment.

     Research and development expenses increased in each of the previous eight quarters, with the exception of a decrease in the three-month period ended March 31, 1999, and the three-month period ended June 30, 1999. These increases were primarily due to the addition of personnel, development prototyping costs, depreciation expense related to increased investment in development equipment, consulting charges and other costs incurred for the development of our telecom products. We have also incurred significant expenses related to the expansion of our patent portfolio for our telecom products. We expect research and development costs to continue to increase for our telecom products.

     Sales and marketing expenses increased in each of the previous eight quarters, with the exception of a small decrease in the three-month period ended December 31, 1998. The increased sales and marketing expenses were primarily due to an increase in the number of sales and marketing personnel, sales commissions, marketing expenses and other customer-related costs. We expect sales and marketing costs to continue to increase in absolute dollars as we build our sales and marketing organization.

     General and administrative expenses increased in each of the previous eight quarters, with the exception of the three-month periods ended December 31, 1998, and June 30, 1999. During the three-month periods ended September 30, 1999, December 31, 1999 and March 31, 2000, we experienced a substantial increase in general and administrative costs due to an increase in the number of personnel and additional costs related to building an infrastructure for a public company, which includes increased legal, accounting, recruiting and information systems costs. We expect general and administrative expenses to continue to increase in absolute dollars.

LIQUIDITY AND CAPITAL RESOURCES

     Since inception, we have financed our operations primarily through private sales of convertible preferred stock, bank debt and loans from Dr. Milton Chang, one of our founders and a member of our board of directors.

     Our cash and cash equivalents increased from $51,000 as of March 31, 1999, to $28.1 million as of December 31, 1999. The increase was primarily due to cash generated by financing activities, including the receipt of an aggregate of $43.7 million from the sales of convertible preferred stock during the nine-month period ended December 31, 1999, partially offset by $5.7 million of cash used in operations, $5.8 million used to purchase equipment and the net repayment of debt of approximately $4.3 million. Net working capital increased by $1.6 million for fiscal 1999 and increased by $28.5 million in the nine-month period ended December 31, 1999 and decreased by $12.6 million for the three-month period ended March 31, 2000.

     Cash used in operating activities was $583,000 in fiscal 1998, $3.9 million in fiscal 1999 $5.7 million in the nine-month period ended December 31, 1999, $1.4 million for the three-month period ended June 30, 1999 and $9.4 million for the three-month period ended March 31, 2000. Cash used in operating activities in fiscal 1998 was primarily due to our net loss of $286,000, increases in inventory balances of $1.5 million, increases in accounts receivable balances of $1.2 million, partially offset by non-cash charges of $700,000 and increases in accounts payable of $1.1 million. Cash used in operating activities in fiscal 1999 was primarily due to our net loss of $5.0 million, decreases in accounts payable of $884,000, partially offset by non-cash charges of $598,000 and increases in accrued expenses of $697,000. Cash used in operating activities in the nine-month period ended December 31, 1999, was primarily due to our net loss of $7.7 million, increases in inventory balances of $2.6 million and the accounts receivable balance of $1.0 million, partially offset by non-cash charges of $872,000 and increases in accounts payable of $3.9 million. Cash used in operating activities in the three-month period ended June 30, 1999 was primarily due to our net loss of $1.5 million. Cash used in operating activities for three-month period ended March 31, 2000 was primarily due to our net loss of $12.5 million, increases in inventories of $2.5 million and increases in accounts receivable of $1.6 million partially offset by non-cash charges of $6.1 million and increases in accounts payable of $1.7 million.

     Cash used in investing activities was $379,000 in fiscal 1998, $1.4 million in fiscal 1999, $5.7 million in the nine-month period ended December 31, 1999, $910,000 for the three-month period ended June 30, 1999 and $6.8 million for the three-month period ended March 31, 2000. In all three periods cash was used to acquire property and equipment.

     Cash generated by financing activities was $908,000 in fiscal 1998, $5.1 million in fiscal 1999 and $39.5 million in the nine-month period ended December 31, 1999, $10.8 million in the three-month period ended June 30, 1999 and $503,000 in the three-month period ended March 31, 2000. Cash generated by financing activities in fiscal 1998 was primarily due to net borrowings of $567,000 under our bank lending facilities and proceeds of $400,000 from promissory notes issued. Cash generated by financing activities in fiscal 1999 was primarily due to proceeds of $4.2 million from the sale of convertible preferred stock and net borrowings of $750,000 under an equipment loan. Cash generated by financing activities in the nine-month period ended December 31, 1999, was primarily due to proceeds of $43.7 million from the sales of convertible preferred stock and $1.2 million under our bank lending facilities, partially offset by $5.5 million of repayments of our bank lending facilities, an equipment loan and promissory notes.

     We entered into an equipment loan facility with Western Technology Investment for a maximum of $2,000,000, under which our right to borrow has expired. The loan facility bears interest at 8.4% per annum and has a termination payment of 10% of the original principal amount. Certain equipment we own secures the loan facility. Under the terms of this loan facility we are restricted from paying cash dividends, until the time we have completed a qualified initial public offering of not less than $20,000,000. At March 31, 1999, we had borrowed $800,000 under this facility of which $750,000, $598,000 and $543,000 was outstanding at March 31, 1999, December 31, 1999 and March 31, 2000, respectively.

     We expect to incur approximately $40 million of capital expenditures over the next twelve months to purchase equipment and expand our operations and manufacturing capacity in the United States and China. In April 2000, we entered into an agreement to acquire a second manufacturing facility in Shenzhen, China. Pursuant to the agreement, we purchased approximately 43% of the second facility in Shenzhen for approximately US$3.7 million and leased the remainder of the facility for a term of five years from the Shenzhen Libaoyi Industry Development Co., Ltd. with an option to purchase the leased portion of the facility during the first three years of the lease term.

     In April 2000, we entered into negotiations for a senior term loan facility with Credit Suisse First Boston Corporation. The facility will provide for a maximum borrowing of $10.0 million and will bear interest at the prime interest rate plus 1 1/2% per year. We will be required to pay a non-refundable arrangement fee of $250,000. In addition, the lender will receive additional compensation up to $1 million based upon our achievement of certain revenue targets. The loan will be secured by substantially all of our assets. The principal and accrued interest on the loan is due in full six months after the closing of this offering; provided, however, in the event this offering is not completed within 3 months of the closing of this loan facility, the entire principal amount and accrued interest on the loan will become due.

     We believe that the anticipated net proceeds from this offering, together with our current cash, cash equivalents and borrowings under our current credit facility, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next twelve months. If cash generated from operations is insufficient to satisfy our long-term liquidity requirements, additional financing will be necessary. In that event, we may seek to sell additional equity or debt securities or to obtain additional credit facilities. If additional funds are raised through the issuance of debt securities, these securities could have rights, preferences and privileges senior to holders of common stock, and the terms of any debt facility could impose restrictions on our operations. The sale of additional equity or debt securities could result in additional dilution to our stockholders, and additional financing may not be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain this additional financing, we may be required to reduce the scope of our planned product development and marketing efforts, which could harm our business, financial condition and operating results.

QUALITATIVE AND QUANTITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Sensitivity

     We maintain our cash and cash equivalents primarily in money market funds. We do not have any derivative financial instruments. As of March 31, 2000, all of our investments mature in less than three months. Accordingly, we do not believe that our investments have significant exposure to interest rate risk.

Exchange Rate Sensitivity

     We operate primarily in the United States, and all sales to date have been made in U.S. dollars. Accordingly, we currently have no material exposure to foreign currency rate fluctuations.

     While we expect our international revenues and expenses to be denominated predominately in U.S. dollars, a portion of our international revenues and expenses may be denominated in foreign currencies in the future. Accordingly, we could experience the risks of fluctuating currencies and may choose to engage in currency hedging activities to reduce these risks.

RECENT ACCOUNTING PRONOUNCEMENTS

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, Accounting for Derivative Instruments and Hedging Activities (FAS 133). SFAS 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. In June 1999, the Board issued SFAS 137, Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133, which deferred the effective date of SFAS 133 until fiscal years beginning after June 15, 2000. We will become subject to

SFAS No. 133 on January 1, 2001. Because we do not currently hold any derivative instruments and do not engage in hedging activities, we do not believe that the adoption of SFAS No. 133 will have a material impact on our financial position or results of operations.

YEAR 2000 ISSUES

     Prior to January 1, 2000, there was a great deal of concern regarding the ability of computers to adequately recognize 21st century dates from 20th century dates due to the two-digit date fields used by many systems. Most reports to date, however, are that computer systems are functioning normally and the compliance and remediation work accomplished leading up to 2000 was effective to prevent any problems. Computer experts have warned that there may still be residual consequences of the change in centuries. This problem could result in miscalculations, data corruption, system failures or disruptions of operations. Any difficulties of this kind could result in a decrease in sales of our products, an increase in allocation of resources to address Year 2000 problems of our customers without additional revenue commensurate with the dedication of these resources, or an increase in litigation costs relating to losses suffered by our customers due to the Year 2000 problems.

     Because our internal systems utilize third party hardware and software, residual Year 2000 problems affecting third parties' hardware and software could cause our internal systems to fail. If residual Year 2000 problems cause the failure of any of the technology, software or systems necessary to use our products or operate our business, we could lose customers, suffer significant disruptions in our business, lose revenues and incur substantial liabilities and expenses. We could also become involved in costly litigation resulting from Year 2000 problems. This could harm our business, financial condition and results of operations.

                                    BUSINESS

OVERVIEW

     We design, manufacture and market innovative fiber optic products for next-generation optical networks under the Smart Optics for Networks brand. We leverage our ten years of experience in developing advanced optical products, to enable networking solutions with increased channel counts, higher data rates, longer reach lengths and new services, and which reduce overall network cost of ownership. Our high-performance products are compact, consume less power and are designed to be manufacturable in high volumes.

INDUSTRY BACKGROUND

Dramatic Increases in the Volume of Data Traffic

     The Internet has become an essential communications and transaction medium. The volume of high-speed data traffic over communications networks continues to grow dramatically, outpacing that of traditional voice traffic. According to International Data Corporation, a leading market research company, the number of Internet users worldwide reached approximately 142 million in 1998 and is forecasted to grow to approximately 502 million users by the end of 2003. According to Ryan, Hankin & Kent, a leading market research and consulting firm, Internet and other data traffic is expected to increase 8,100% between 1999 and 2003. This growth is primarily attributable to the increasing use of the Internet among consumer and business users, easier and cheaper access to the Internet and the large and growing number of personal computers in the home and the workplace. E-commerce in particular is generating enormous data traffic over communications networks as it becomes a critical strategic element of many businesses.

Evolution of the Optical Network

     The increase in data traffic, coupled with demand for enhanced services and improved connection times, has increased demand for high capacity, or high bandwidth, communications networks. Network service providers have had difficulty in meeting this increased demand due to significant constraints of the existing communications infrastructure, which was originally designed to carry only voice traffic. These constraints have caused network congestion, decreased reliability and made it difficult for network service providers to upgrade networks effectively. To alleviate this bottleneck, network service providers are increasingly deploying next-generation optical networks that address the demand for high-speed communications.

     Optical networks transmit data by pulses of light through an optical fiber. Light in a glass medium can carry more information over longer distances than electrical signals over a copper medium. Optical signals are generated through the use of lasers that produce light at specific colors, or wavelengths. In addition to lasers, a variety of other fiber optic components are used to create, combine, isolate, amplify, split, channel and perform various other functions on these optical signals. Fiber optic components are split into two broad categories: actives, or opto-electronics, which process both optical and electrical signals and passives, which process only optical signals. Innovations at the fiber optic component level have historically enabled a number of major advances in optical networking systems.

     Traditionally, optical signals at only a single wavelength, or channel, were used to carry information in optical networks. With the invention of innovative components capable of separating light into different specified wavelengths for transmission in an optical fiber, network systems vendors began developing enhanced equipment, including wavelength division multiplexing, or WDM, systems, which greatly increased network capacity based on these new components. WDM solutions increase network capacity by transmitting data simultaneously on a number of different wavelengths along the same optical fiber. At the destination, these wavelengths are separated and the data extracted. Therefore, WDM technology increases the bandwidth of an optical network proportional to the number of different wavelengths that are transmitted.

     In addition to increasing the number of channels, component innovation has also resulted in an increase in the amount of data which can be transmitted per channel, or data rate. Network service providers have been continually upgrading the data rates of their optical networks, for example, from OC-3, or 155.5 megabits per second, to OC-48, or 2.5 gigabits per second. Service providers today are beginning to deploy OC-192, or 10 gigabits per second, equipment throughout their networks and are in the early stages of developing and testing equipment with OC-768, or 40 gigabits per second, capability, creating a need for innovative components in optical testing equipment capable of operating at these high speeds. With increased data rates and number of channels, the amount of data processed by network equipment has increased dramatically. As the data rate and bandwidth between network equipment sites has expanded, the data rate between the equipment within these sites has not kept pace. As a result, there is increasingly a need for high data rate, or high-speed, connections to link the equipment within a network service provider's site.

     Component innovations have also led to the development of the fiber amplifier, which enhances the strength of optical signals, resulting in a dramatic increase in the distance over which optical signals can be transmitted without regeneration, which is the process of converting the signals from optical to electrical and back to optical to restore signal quality and strength. Regeneration requires large, expensive equipment, often in remote locations, which can be costly to deploy, operate and maintain. Fiber amplifiers restore the signal strength without regeneration and result in significantly lower equipment, operations and maintenance costs. Prior to the development of fiber amplifiers, signal attenuation, or loss, limited the distance over which an optical signal could be transmitted without regeneration, or reach, to approximately 70 kilometers. With fiber amplifiers, the reach of optical networks has increased to thousands of kilometers. With improvements in fiber amplifiers, network equipment manufacturers are continuing to develop longer reach capability that has led to, among other things, all-optical networks that operate without any regeneration. These all-optical networks depend on advanced fiber optic components that enable extremely long reach.

Requirements of Optical Communications Systems

     The increasing need for bandwidth has resulted in strong demand for optical networking systems and a proliferation of new development efforts by traditional and emerging network equipment providers. These providers are seeking to develop next-generation optical networking systems, which require:

     Increased channel counts. Service providers are demanding optical networks with higher channel counts to increase bandwidth. However, with current WDM technology, the number of wavelengths that can be transmitted, or channel count, is limited. Current WDM technology requires that data be transmitted within a defined range of wavelengths and with a large space between each channel. These limitations constrain the channel count and the overall bandwidth. Network equipment providers can increase the channel count by extending the range of wavelengths over which data can be transmitted. At the same time, the channel count can be increased by reducing the spacing between channels with dense wavelength division multiplexing, or DWDM, which is a technology that increases network capacity by transmitting data simultaneously on many densely packed wavelengths along the same optical fiber. According to Ryan, Hankin & Kent, the market for DWDM optical components is expected to grow at a compound annual growth rate of 51% from 1999 to 2003. As wavelength range and channel counts increase, service and network equipment providers will also need to effectively manage the increasingly complex flow of high speed optical signals in a vast number of wavelengths.

     Higher data rates. Future systems will continue to require higher data rates to handle the rapid growth in data traffic. Next-generation optical networks are being developed with data rates of OC-192 and OC-768. As higher speed optical networking systems are being developed, service and equipment providers will need test and measurement equipment that is faster than the products being measured in order to ensure accurate testing of the equipment. In addition to increasing data rates between network equipment sites, network service providers are demanding an increase in data rates between network equipment, such as between routers, switches and DWDM terminals and other equipment, within a site. As a result, service and network equipment providers are demanding a large number of short-reach, high data rate interconnections.

     Longer reach. The varied and unpredictable geographical pattern of Internet data traffic requires longer reach networks. Regeneration stations are expensive and are costly to deploy, operate and maintain. As a result, service providers are demanding optical networks with longer reach between regeneration stations. Very long reach is ultimately needed for all-optical networks that do not require regeneration.

     Enabling new services. Competition among service providers is driving the need to provide differentiated services. Similar to the introduction of systems that increased the bandwidth and reach of current networks, there is a need for network equipment capable of managing and flexibly delivering this bandwidth at the fiber optic component level. Traditional methods of managing bandwidth by converting optical signals to electrical signals for processing are limited to a specific protocol and data rate. When processing is performed entirely in optics without the conversion to electronics, the processing is independent of the protocol and data rate.

     Cost-effectiveness. Growth in data traffic and price competition in the telecommunications market increasingly requires service providers to seek solutions that reduce their overall network cost of ownership. In addition to the basic cost of equipment, service providers incur substantial costs in terms of space required to deploy the equipment, power consumption and on-going operations and maintenance. In order to continue to grow and upgrade their networks to meet higher traffic demands in a cost-effective manner, service providers need compact, low-power consuming equipment.

THE NEW FOCUS OPPORTUNITY

     In order to address the growing requirements of communications networks, there is a demand for the introduction of increasingly sophisticated systems at a rapid rate. To meet this performance and functionality requirement, equipment providers must utilize increasingly sophisticated components. The fiber optic components market, including actives and passives, is one of the fastest growing portions of the telecommunications market. Ryan, Hankin & Kent estimates that the market for fiber optic components was approximately $6.6 billion in 1999 and is expected to grow to over $22.5 billion by 2003. As a result of the rapid pace of new product introductions and the difficulty of designing and producing the requisite components, equipment providers are increasingly turning to suppliers of fiber optic products. These suppliers must offer high performance products that are compact, consume less power and are designed to be manufacturable in high volumes. These new innovative fiber optic products enable systems companies to offer solutions with increased channel counts, higher data rates, longer reach lengths and new services, and which reduce overall network cost of ownership.

THE NEW FOCUS SOLUTION

     We design, manufacture and market innovative fiber optic products for next-generation optical networks under the Smart Optics for Networks brand. We enable networking solutions with increased channel counts, higher data rates, longer reach lengths and new services, and which reduce overall network cost of ownership. Our high-performance products are compact, consume less power and are designed to be manufacturable in high volumes. We believe our Smart Optics for Networks products provide our customers the following key benefits:

     Increased channel counts. Our wavelength management products, which process and control the many wavelengths on an optical fiber, and fiber amplifier products enable systems with extended fiber bandwidth, thereby increasing the efficiency of optical networks by transmitting a greater number of wavelengths in a single optical fiber. Our wavelength management products also enable network DWDM systems to accurately, efficiently and reliably manage the vast number of optical signals by separating these signals into different paths that can be processed individually. Our interleavers effectively double the capacity of DWDM systems by doubling the number of channels operating on a single fiber. Our WDM couplers split optical signals on a single fiber into two different wavelengths on two fibers, enabling them to be processed on an individual basis. Our optical circulators are used for directing optical signals into the appropriate sections of a fiber amplifier and offer wide wavelength operation to accommodate many optical channels. These circulators enable advanced next-generation fiber amplifiers that amplify signals at multiple wavelength bands and signals travelling in both directions along a fiber.

     Higher data rates. Our high-speed opto-electronics enable our customers to solve the bandwidth bottleneck between equipment within a network service provider's site. To address this problem we offer our 10 gigabits per second, or Gbps, transceivers which are designed to be low cost, small sized and low-power consuming solutions. Our advanced photonics tools enable network service and equipment providers to develop and test their next-generation offerings, including OC-768 products.

     Longer reach. Our fiber amplifier products enable the transmission of information at very high speeds over extended distances. We reduce the expense associated with amplification and regeneration equipment by extending the distances over which an optical signal can be transmitted. We offer products with wide wavelength range and low loss that enable the high power amplification needed to drive optical signals for very long distances often associated with next-generation all-optical networks.

     Enabling new services. Our products enable network equipment manufacturers and service providers to offer products capable of managing and flexibly delivering bandwidth at the fiber optic component level. Our optical circulators enable equipment capable of delivering or dynamically adding and dropping a single wavelength at any point in the network. Our tunable lasers, or lasers with dynamically adjustable wavelengths, are being developed to enable flexible networks that can be reconfigured to address changing data traffic patterns.

     Cost-effectiveness. Our products enable network solutions with reduced overall network cost of ownership. Our products are designed with compact form factor and low power consumption to reduce system space and power requirements. We design our products for high volume manufacturing and offer several different products utilizing the same or similar fiber optic packaging, thereby decreasing cost. Our fiber amplifier products increase the reach and number of channels within a DWDM network, reducing the expense of signal amplification and regeneration.

THE NEW FOCUS STRATEGY

     Our objective is to be the leading provider of innovative, fiber optic products that enable our customers to deploy and optimize next-generation optical networks. Key elements of our strategy include:

     Leverage our position as a leading market innovator. We believe that we have a unique combination of component design and systems architecture knowledge, an extensive intellectual property portfolio, as well as strong management experience in the optical networking industry. Since our founding in 1990, we have focused exclusively on developing optical products and have formed close relationships with leading research and development organizations in addition to optical networking companies. We intend to leverage our reputation in the industry to obtain new customers, partners and employees.

     Focus our research and development efforts on continuing to broaden our product offerings. We believe that the breadth and depth of our product line, including both actives and passives, differentiates us from many of our competitors. We will continue to expand the breadth of our product line by developing and offering best-in-class Smart Optics for Networks products. We believe we can accomplish this goal by continuing to aggressively invest in product development and leverage our existing technological capabilities, including the intellectual property and optical expertise gained through the development of our position as a leading innovator of advanced photonics tools. For example, we are presently leveraging our expertise in tunable lasers for test and measurement to develop advanced tunable transmitters as solutions to replace existing fixed wavelength lasers.

     Collaborate with leading innovative systems companies. We believe that we are integral to the development efforts of our customers, which provides us with unique insight into the requirements of next-generation optical networks. Regular contact with key decision-makers in both service and equipment providers' organizations provides us with opportunities to collaborate with these companies to provide the required products, solve implementation problems and aid in the design of future systems architecture. In addition, we believe our ability to design and offer our customers innovative fiber optic products for their system solutions gives us a strategic advantage over our competitors with respect to system design wins. We intend to continue to target our development efforts to both the current systems manufacturers as well as emerging optical systems companies, whose innovative designs, we believe, will drive the next-generation optical network.

     Continue to expand manufacturing capacity and improve process efficiency. We intend to continue to expand our manufacturing capacity and improve process efficiency. We expect to commence operations in our Shenzhen, China facility in 2000 and will continue to expand our capacity within our current facilities. We will also look for additional sites for future expansion. We will continue to invest in improving our processing efficiencies through the use of automation, proprietary tools and processes.

     Pursue strategic acquisitions. We believe that we have a strong reputation for technical innovation combined with a willingness to collaborate with the leading technologists in the optical, or photonics, industry. We are regularly approached by photonic technologists looking to commercialize their intellectual property. We have integrated the intellectual property from several of these technologists into our existing business, resulting in several new product introductions. We intend to continue to leverage our reputation to aggressively pursue strategic acquisitions that can provide us with key intellectual property, strategic products and highly-qualified engineering personnel to rapidly increase our technological expertise and expand the breadth of our product portfolio.

PRODUCTS

     Our Smart Optics for Networks products enable systems providers to meet the dynamic demands of next-generation optical networks. Our product offerings include fiber amplifier products, wavelength management products, high-speed opto-electronics, tunable laser modules and advanced photonics tools. We categorize our products by stage of development, such as shipping to customers, beta testing, which refers to products in advanced customer testing, and alpha testing, which refers to products in the early stages of customer and industry testing.

FIBER AMPLIFIER PRODUCTS

     Fiber amplifiers are widely deployed in DWDM and other networks to amplify optical signals at periodic intervals along a fiber optic link. Our fiber amplifier products enable systems with increased channel counts and longer reach lengths at a lower overall network cost of ownership.

----------------------------------------------------------------------------------------------
PRODUCTS                  COMPETITIVE FEATURES      BENEFITS                  STAGE
----------------------------------------------------------------------------------------------
  Optical Circulators     - Wide wavelength range   - Increased channel       Shipping
  (C-Band)                - Low loss                counts
                                                    - Longer reach
----------------------------------------------------------------------------------------------
  Optical Circulators     - Wide wavelength range   - Increased channel       Beta testing
  (L-Band)                - Low loss                counts
                                                    - Longer reach
----------------------------------------------------------------------------------------------
  Polarization Beam       - Low loss                - Longer reach            Shipping
  Combiners               - Efficient polarization  - Cost-effectiveness
                            control
                          - Compact
----------------------------------------------------------------------------------------------
  Isolator Arrays         - Low loss                - Longer reach            Beta testing
                          - Reduced part count,     - Cost-effectiveness
                            lower cost per port
----------------------------------------------------------------------------------------------

     - Optical circulators. Optical circulators are used for directing optical signals into the appropriate sections of a fiber amplifier. Current optical circulators are inadequate for the next generation of fiber amplifiers because of their limited wavelength range and relatively high losses. Our optical circulators have fewer parts than available alternatives, resulting in wide wavelength operation and very low losses to accommodate many optical channels. The wide wavelength range enables next-generation fiber amplifiers to amplify signals at multiple wavelength bands and signals travelling in both directions along a fiber. Our optical circulators operate in the two standard wavelength bands, the C-Band and the L-Band.

     - Polarization beam combiners. Polarization beam combiners are used to combine the optical power from two pump lasers operating at the same wavelength into a single fiber, thereby effectively doubling the amount of power in the fiber amplifier. Additional pump power is essential to support the increased number of channels in the next-generation DWDM systems. However, current solutions are bulky and do not efficiently combine optical power of the same wavelength in order to increase pump power. Our polarization beam combiners are compact components which efficiently combine the optical power of the same wavelength with minimal loss, thereby enabling efficient pumping of these high power amplifiers.

     - Isolator arrays. Isolators are fiber optic devices that ensure that light is transmitted in the correct direction. Isolator arrays are multiple isolators in a single package. As the functionality and performance of fiber amplifiers increase, the number of components within each amplifier increases greatly and the size of each component becomes a significant factor. Our two-in-one isolator arrays offer very low loss and the same functionality as traditional isolators in half of the space, thus providing significant cost and space savings.

WAVELENGTH MANAGEMENT PRODUCTS

     As the number of channels in DWDM systems increases, advances in products to manage optical signals on different wavelengths are increasingly critical. Our wavelength management products enable DWDM systems to accurately, efficiently and reliably manage the vast number of optical signals.

----------------------------------------------------------------------------------------------
PRODUCTS                  COMPETITIVE FEATURES      BENEFITS                  STAGE
----------------------------------------------------------------------------------------------
  DWDM Interleavers       - Dense channel spacing   - Increased channel       Alpha testing
                          - Compact                 counts
                          - Requires no active      - Cost-effectiveness
                            cooling
----------------------------------------------------------------------------------------------
  WDM Couplers            - Low loss                - Longer reach            Beta testing
                          - Cost-effective          - Cost-effectiveness
                          all-fiber product         - Enables new services
----------------------------------------------------------------------------------------------
  Optical Circulators     - Wide wavelength range   - Increased channel       Shipping and
                          - Low loss                counts                    Beta testing
                                                    - Enables new services
----------------------------------------------------------------------------------------------

     - DWDM interleavers. DWDM interleavers combine signals from two fibers onto a single fiber in the same wavelength range. Thus, DWDM interleavers effectively double the capacity of DWDM systems by doubling the number of channels transmitted on a single fiber. Current interleavers are bulky, expensive and require active cooling, or separately powered temperature control, which significantly increases system complexity. Our DWDM interleaver design does not require active cooling and is considerably smaller and less expensive than current solutions.

     - WDM couplers. WDM couplers split optical signals on a single fiber into two different wavelength ranges on two fibers so that they can be processed separately. Our WDM couplers have low loss and are designed for robust operation under difficult environmental conditions, such as vibration, mechanical shock or humidity, over a long period of time.

     - Optical circulators. Our optical circulators, as described above, are also used in wavelength management applications to direct optical signals to the appropriate sections of the system. These circulators enable new services such as adding or dropping individual channels at defined points in the network.

HIGH-SPEED OPTO-ELECTRONICS

     Our high-speed, high data rate opto-electronic products are focused on compact, low power consuming, low cost solutions for short-range interconnections at 10 Gbps and above.

----------------------------------------------------------------------------------------------
PRODUCTS                  COMPETITIVE FEATURES      BENEFITS                  STAGE
----------------------------------------------------------------------------------------------
 10 Gbps VCSEL-based      - Compact                 - Cost-effectiveness      Alpha
 transceivers             - Low power consumption   - Higher data rates       testing
                          - Requires no active
                            cooling
----------------------------------------------------------------------------------------------

     - 10 Gbps Vertical Cavity Surface Emitting Lasers. Transceivers convert optical signals to electronic signals and vice versa and are an essential component of optical networks. Current solutions for service providers are expensive, large and power consuming transmitters and receivers. In contrast, our 10 Gbps transceivers are designed around vertical cavity surface emitting laser-based transceivers, or VCSEL, which are lasers that emit light perpendicular to the semiconductor surface. These lasers do not require external modulation or active cooling and are low cost to manufacture. In addition, our transceivers are designed to consume little power and to be compact, making them an attractive solution for short-range, high data rate interconnections.

TUNABLE LASER MODULES

     Our high performance tunable laser modules are used for testing and measuring fiber optic components and systems in manufacturing, development and research environments. We are also developing a tunable laser module for replacement of conventional fixed wavelength lasers in telecommunications networks.

----------------------------------------------------------------------------------------------
PRODUCTS                  COMPETITIVE FEATURES      BENEFITS                  STAGE
----------------------------------------------------------------------------------------------
 Swept-wavelength lasers  - Rapid, precise          - Reduced development     Shipping
                            wavelength scanning       and manufacturing time
----------------------------------------------------------------------------------------------
 Test and measurement     - Wide wavelength range   - Enables development of  Shipping
 lasers                                               systems with increased
                                                      channel counts systems
----------------------------------------------------------------------------------------------
 Tunable transmitters     - High output power       - Cost-effectiveness      Alpha testing
                          - Wide wavelength range   - Enables new services
----------------------------------------------------------------------------------------------

     - Swept-wavelength lasers. Swept-wavelength lasers continuously and linearly scan wavelengths. Our swept-wavelength lasers provide rapid wavelength scanning for precise measurement of network components and systems, reducing development time for new products and reducing manufacturing bottlenecks.

     - Test and measurement tunable lasers. Our high precision tunable lasers are used for test and measurement in the manufacturing and development of optical network products. Our test and measurement tunable laser modules operate across a wide tuning range for thorough testing and provide high output power for improved accuracy. These laser modules are designed and tested to withstand harsh environmental conditions without degradation of performance.

     - Tunable transmitters. As DWDM systems rapidly grow in channel count, the number of wavelength-specific parts has grown proportionally. Current fixed wavelength laser solutions result in deployment, inventory and maintenance problems for network service and equipment providers. We are presently developing advanced tunable transmitters as solutions to replace existing fixed wavelength lasers. Our tunable transmitters are designed for high output power over a very wide wavelength range to meet the requirements of existing transmitters while providing a high degree of flexibility. These tunable transmitters are designed to enable reconfigurable, flexible networks.

ADVANCED PHOTONICS TOOLS

     We offer a wide range of photonics tools for advanced research, development and manufacturing. These products leverage our core competencies in optics for a number of applications including telecommunications research and product development. For example, our precision opto-mechanics and picomotor products, or products that position fiber optic and optical parts, are used for advanced manufacturing of fiber optic components and for research and development of high-speed network products. As another example, photodetectors, which are devices that convert optical signals to electrical signals, faster than the products being measured are needed to accurately characterize the optical performance of the tested device, and our high-speed photodetectors are being used to develop OC-768 products.

----------------------------------------------------------------------------------------------
PRODUCTS                  COMPETITIVE FEATURES      BENEFITS                  STAGE
----------------------------------------------------------------------------------------------
 Precision                - Precise positioning     - Enables automated       Shipping
 opto-mechanics                                     fiber optic
                                                      manufacturing
----------------------------------------------------------------------------------------------
 Picomotors               - Precise positioning     - Enables development of  Shipping
                                                      next-generation
                                                      products
----------------------------------------------------------------------------------------------
 Photodetectors           - High speeds             - Enables development of  Shipping
                                                      high data rate
                                                      products
----------------------------------------------------------------------------------------------

TECHNOLOGY

     Our technical capabilities span several key areas that we believe will result in rapid development and deployment of our Smart Optics for Networks products.

     Wideband passives technology. As more channels are needed in DWDM networks to handle more data traffic, the fiber optic elements within the network need to accommodate more wavelengths and hence more channels. Our wideband passives technology, or capability to develop fiber optic devices that process only optical signals, enables us to develop advanced fiber amplifier and WDM products that have a wide wavelength operating range with low cost by design. Our wideband passives technology is based on a patent pending design that eliminates unnecessary parts that are wavelength sensitive, thereby resulting in wide wavelength operation for high channel count. Our wideband passives technology is used in our rapidly growing optical circulator products.

     Wavelength management technology. The growing number of wavelengths or channels in DWDM systems has caused these systems to become increasingly complex and difficult to handle. Our wavelength management technology enables efficient management of numerous signals by separating them into different paths that can be treated individually. This technology includes capabilities in advanced micro-optic design for products with new materials, geometries and functionality, and in design, development and manufacturing for all-fiber based products. Our wavelength management technology is used in our wavelength management products.

     Advanced fiber optic packaging. Our advanced fiber optic packaging technology enables us to develop components with compact size, high reliability and improved temperature sensitivity. This technology also enables a common platform across many products, resulting in economies of scale and significantly reducing design, development and test time. Our packaging meets Telcordia, or Bellcore, industry standards for reliability and is qualified by many key network equipment providers. This technology is based on our design capabilities in micro-optic and all-fiber packaging and our advanced testing facilities and expertise. Our advanced fiber optic packaging technology is used in our fiber amplifier and wavelength management products.

     Tunable laser technology. Traditional laser transmitters operate at only a single wavelength, corresponding to a single channel. Our tunable laser technology allows us to create transmitters that have a tunable, or adjustable, wavelength so that each laser can operate on any number of the required channels. Our capabilities and intellectual property in this area include advanced laser design, development and manufacturing, advanced laser packaging for high robustness and reliability, dynamic filter technology to adjust the laser wavelength to any desired channel, and integrated wavelength locking technology that results in minimal error in the laser wavelength from the desired channel. These capabilities have resulted in tunable laser products with high output power and wide wavelength coverage.

     High-speed opto-electronics technology. Our high-speed opto-electronics capabilities include analog chip design, photodetector design and advanced manufacturing, packaging and assembly. This capability has resulted in our 60 gigahertz photodetector product and electronic amplifier products at speeds greater than 15 gigahertz, while allowing us to develop transmitters, modulators and receivers that operate at data rates of OC-192 or OC-768.

     Advanced thin films. Specialized precision thin film coatings result in extremely low optical reflections and are a critical part of many optical devices. When applied to our tunable lasers, the low reflections result in high optical power output and wide wavelength tunability, or range, of over 50 nanometers. Our advanced thin film capability includes advanced thin film design and processes, equipment and facilities for depositing the specialized coatings and thin film monitoring capability for precision control of the thin film properties. This capability has resulted in high performance active devices such as our tunable lasers modules.

CUSTOMERS

     We sell our fiber optic products to network equipment providers and our advanced photonics tools to suppliers of components, systems and services-related products in the optical networking industry. We have sold our products to over 50 customers, and no single customer accounted for more than 10% of our revenues for the nine-month period ended December 31, 1999 or for the three-month period ended March 31, 2000.

     The following is a list of our telecom product customers that represented more than $500,000 of revenue in the twelve months ended March 31, 2000 and a list of our commercial photonics product customers that represented more than $150,000 of revenue in the twelve months ended March 31, 2000:

     TELECOM PRODUCTS:

     Agilent Technologies

     Alcatel USA

     Avanex Corporation

     Corning Incorporated

     Corvis Corporation

     JDS Uniphase Corporation

     COMMERCIAL PHOTONICS PRODUCTS:

     Applied Laser Technology

     BFI Optilas

     Corning Incorporated

     ERIM International

     GSI Lumonics

     INDECO

     Jet Propulsion Laboratory

     KLA-Tencor Corporation

     Optima Research

     Positive Light

     Sandia National Laboratories

     Schlumberger Technology Corporation

AGILENT TECHNOLOGIES

     Agilent Technologies is a global, diversified technology company focusing on high-growth markets in the communications, electronics, life sciences and healthcare industries. In 1996, Agilent found that they required a low-cost tunable laser for testing long-range optical equipment. In that year, we began collaborating with Agilent for the development of a low-cost tunable laser product. From 1996 to 1999, we developed a low-cost tunable laser according to Agilent's needs. In addition to funding a portion of this project, Agilent agreed to begin commercial purchase of our low-cost tunable laser product. We delivered the first product, a tunable laser module along with the associated control electronics, in the second half of 1999. To date, we have experienced a great deal of success with our tunable laser modules as well as with the development of advanced tunable laser products. By incorporating our products, Agilent has been able to offer a broader line of tunable lasers for their customers at more competitive prices than previous solutions.

ALCATEL

     Alcatel is a premier provider of optical networking equipment for the telecommunications industry. In order to meet the need for next-generation systems, Alcatel's systems require a number of optical circulators. In 1998, we first developed the intellectual property for design and production of a circulator that allows wider wavelength range, lower loss, and more compact size than previously available products. In early 1999, Alcatel took delivery of a beta test version of this product, concluding a number of very successful tests. Alcatel presently deploys our circulator products to enhance the performance of their systems.

AVANEX

     Avanex is a provider of photonics processors for optical networks. Avanex requires highly reliable tunable lasers to use as an integral part of their manufacturing process. Our products address these needs in two areas. First, we supply the tunable test lasers that are incorporated into Avanex's standard production line. Our tunable test lasers have allowed Avanex to decrease the calibration time required at each station. Second, our swept wavelength lasers are being incorporated into production lines for Avanex's next-generation high performance devices. Our technology allows faster optimization for the device in production.

CORNING

     Corning is a premier provider of optical fiber, cable and photonic products for the telecommunications industry. In order to meet the need for higher power amplifiers driven by increasing channel counts in WDM networks, Corning developed a complex, high-end fiber amplifier product that required a number of circulators. In 1998, we first developed the intellectual property for design and production of a circulator that allows higher channel counts than previously available products. In early 1999, Corning took delivery of a beta test version of this product, concluding a number of successful tests. Corning presently deploys our circulator products to enhance the performance of their fiber amplifier products and to allow for more complex fiber amplifier architectures demanded by Corning's customers.

QTERA

     Qtera Corporation, a wholly owned subsidiary of Nortel Networks, is a provider of extremely long reach, high power network solutions. In developing these solutions, Qtera had a need for a packaging solution for one of the key components used in their system. This package was required to pass rigid Telcordia testing. We used our existing intellectual property and developed new intellectual property that solves the packaging problem and addresses Qtera's needs. We consider this technology to be a core competency. In addition to enhancing Qtera's product offerings, we have leveraged this technology to supply solutions to other systems vendors. Qtera's deployment of this technology will provide carriers with increased power and signal transmission distance, reducing the number of regeneration points in a network.

SALES, MARKETING AND CUSTOMER SUPPORT

     We sell and market our fiber optic products primarily through direct sales. We sell and market our photonics tools primarily through a combination of direct sales, catalog sales and distributors. We focus our direct sales efforts on service providers and optical network equipment manufacturers. Our direct sales account managers cover the market on an assigned account basis. We believe that support services are essential to the successful installation and ongoing support of our products. Our support services include customer service and technical support. Our customer service representatives assist customers with orders, returns and other administrative functions. Our technical support engineers provide customers with answers to technical and product related questions as well as application support relating to the use of our products in the customer's applications. These engineers also help to define the features that are required for our products to be successful in specific applications.

MANUFACTURING

     We manufacture the majority of our products internally. We do, however, outsource, on a limited basis, manufacturing of selected subcomponents, primarily for our commercial photonics products. Our manufacturing operations are presently centered at our facility in Santa Clara, California. We are currently establishing two facilities in Shenzhen, China. In Middleton, Wisconsin, we intend to install a pilot production facility, which we anticipate occupying in the near term. We are also expanding our operations in California to a second facility in San Jose.

     We are committed to designing and manufacturing high quality products that have been thoroughly tested for reliability and performance. Our manufacturing processes utilize stringent quality controls, including incoming material inspection, in-process testing and final test. We perform extensive in-house thermal, shock and environmental testing, including testing to industry accepted standards developed by Telcordia, a company that provides certain centralized research and standard coordination for Regional Bell Operating Companies. Our products are designed to be fully compliant with standards for quality and interoperability with existing installation and maintenance systems. Our commitment to manufacturing high quality products is evidenced by our being recommended for ISO-9001 quality certification.

     We will also continue to leverage our competencies in rapid prototyping, automation and proprietary tools and processes to improve our manufacturing abilities.

     Rapid prototyping. As advances in optical network technologies accelerate, the time required to introduce new products into the market needs to be minimized. Our capabilities include precision machining and advanced tooling design for quick turn implementation of new designs into product prototypes. These capabilities result in reduced development times for new products and support yields and capacity improvement efforts within manufacturing.

     Automation and proprietary tools and processes. Traditional manufacturing processes for fiber optic components and modules are highly manual, yet require high precision and high yields. Our proprietary tools and processes include automated precision processes, technology and equipment that result in increased capacity and yields. For example, our robotics technology has pick-and-place capability at the one micro-meter level, the precision required in the assembly of our products. We have developed intellectual property in this area and have applied it to products that are presently in production as well as those that are in development.

RESEARCH AND DEVELOPMENT

     We have assembled a team of engineers, technicians and operators with significant experience in the optical networking industry, highly specialized manufacturing industries such as semiconductor capital equipment and optical storage, and the communications industry. Our team has expertise in optics, fiber optic package design, opto-electronics and systems architecture. Our product development efforts focus on high-speed opto-electronics, innovative fiber optic products and advanced automation techniques, which will enable us to offer next-generation products in volume.

     We have made, and will continue to make, a substantial investment in research and development. Our research and development expenses totaled $6.2 million for our fiscal year ended March 31, 1998, $9.1 million for our fiscal year ended March 31, 1999, $8.4 million for the nine-month period ended December 31, 1999 and $4.1 million for the three-month period ended March 31, 2000.

COMPETITION

     Competition in the optical networking market in which we provide products is intense. We face competition from companies, including E-Tek Dynamics, JDS Uniphase Corporation, Lucent Technologies and Nortel Networks Corporation. Some of our competitors, including JDS Uniphase Corporation, Lucent Technologies and Nortel Networks Corporation are also our customers. Lucent Technologies and Nortel Networks Corporation are vertically integrated and provide both entire fiber optic systems and the components that comprise fiber optic systems. We compete with these companies with respect to the development, marketing and sale of fiber optic components. In some cases, we supply test equipment and photonics tools to competitors of our fiber optics components business.

     Many of our competitors are large public companies that have longer operating histories and significantly greater financial, technical, marketing and other resources than we have. As a result, these competitors are able to devote greater resources than we can to the development, promotion, sale and support of their products. In addition, our competitors have large market capitalizations or cash reserves and are much better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our product lines. Any of these acquisitions could give our competitors a strategic advantage. Many of our potential competitors have significantly more established sales and customer support organizations than we do. In addition, many of our competitors have much greater name recognition, more extensive customer bases, better developed distribution channels, broader product offerings and greater manufacturing capacity than we have. These companies can leverage their customer bases and broader product offerings and adopt aggressive pricing policies to gain market share. Additional competitors may enter the market and we are likely to compete with new companies in the future. We expect to encounter potential customers that, due to existing relationships with our competitors, are committed to the products offered by these competitors.

     The principal factors upon which we compete are:

  - the innovative nature and features of fiber optic component products;

  - ability to rapidly develop and introduce new products;

  - responsive customer service and support; and

  - price.

     We believe we compete favorably on each of these factors.

INTELLECTUAL PROPERTY

     Our success and ability to compete depend substantially upon our technology. We pursue patent protection in the United States and abroad, and as of March 31, 2000 we have been granted 26 U.S. patents and one European patent. As of March 31, 2000, we have 28 U.S. utility filings, of which three have been allowed by the U.S. Patent and Trademark Office, 12 U.S. provisional filings and nine overseas filings in various stages of prosecution, and we continue to file new patent applications in the United States and overseas. The expiration dates of our patents range from May 25, 2009 to September 15, 2017.

     While we rely on patent, copyright, trade secret and trademark law to protect our technology, we also believe that factors such as our existing contracts with equipment manufacturers, our licensing agreements with companies and universities, the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are essential to establishing and maintaining a technology leadership position. We cannot assure you that others will not develop technologies that are similar or superior to our technologies.

     We generally enter into confidentiality or license agreements with our employees, consultants and corporate partners, and generally control access to and distribution of our proprietary information. Our confidentiality agreements generally prohibit the disclosure or use of the technology being evaluated or licensed. From time to time we license our technology to various third parties pursuant to non-exclusive license agreements that prohibit the disclosure or use of the technology except as set forth in the agreements. Despite these efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our products or technology. Policing unauthorized use of our products is difficult, and there can be no assurance that the steps taken by us will prevent misappropriation of our technology, particularly in foreign countries where the laws may not protect our proprietary rights as fully as do the laws of the United States.

     Substantial litigation regarding intellectual property rights exists in each of the market segments in which we participate. We expect that the optical networking industry may be increasingly subject to third-party infringement claims as the number of competitors grows and the functionality of products in different industry segments overlaps. In addition, we believe that many of our competitors have filed or intend to file patent applications covering aspects of their technology on which they may claim our technology infringes. We are currently defending a claim brought against us by Kaifa Technology, Inc., which was recently acquired by E-Tek Dynamics, Inc., alleging, among other things, that we have infringed some of their intellectual property rights. We cannot make any assurances that additional third parties in the future will not claim infringement by us with respect to our products and our associated technology. The Kaifa claim and other claims of this kind in the future, with or without merit, could be time-consuming to defend, result in costly litigation, divert management's attention and resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Royalty or licensing agreements of this kind, if required, may not be available on terms acceptable to us, if at all. A successful claim of product infringement against us and failure or inability by us to license the infringed or similar technology could harm our business. Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

EMPLOYEES

     At March 31, 2000, we had a total of 578 employees located in both the United States and the People's Republic of China. Of the total, 421 were in manufacturing, 77 were in research and development, 27 were engaged in sales and marketing, 53 were in administration. None of our employees are subject to a collective bargaining agreement and we believe that our relations with our employees are good.

FACILITIES

     Our corporate headquarters facility, of approximately 55,000 square feet, is located in Santa Clara, California. We lease our corporate headquarters facility pursuant to a lease agreement that expires in April 2005. We are also expanding our operations in California to a second facility of 52,000 square feet in San Jose. We anticipate that we will require an additional 100,000 square feet in Northern California to facilitate our growth over the next twelve months.

     We also have facilities in Wisconsin. We lease approximately 2,000 square feet of space in Madison, Wisconsin under a lease agreement that expires December 2000. We are also leasing approximately 2,500 square feet in Middleton, Wisconsin, pursuant to a lease agreement that expires November 2000 or, upon our occupation of a 14,000 square foot facility, pursuant to a new lease agreement that expires in 2007.


     We have established a manufacturing facility in Shenzhen, China located on land leased from China's government by the Shenzhen New and High-Tech Village Development Co. under land use certificates and agreements with terms of 50 years. We lease this manufacturing facility from the Shenzhen New and High-Tech Village Development Co. under a lease agreement that will expire in November 2002, subject to our option to renew for an additional three-year period. The size of this facility in Shenzhen, China is approximately 20,000 square feet.

     In addition, in April 2000 we entered into an agreement to acquire a second facility in Shenzhen, China. We purchased approximately 43% of this facility in Shenzhen and will lease the remainder of the facility for a term of five years from the Shenzhen Libaoyi Industry Development Co., Ltd. with an option to purchase the leased portion of the facility during the first three years of the lease term. The size of this facility is approximately 268,000 square feet.

LEGAL PROCEEDINGS

     On December 8, 1999, Kaifa Technology, Inc., or Kaifa, recently acquired by E-Tek Dynamics, Inc., filed a complaint against us for patent infringement in the United States District Court, Northern District of California. In addition to maintaining its original claim of patent infringement against us, Kaifa has asserted other claims against us and several of our employees, including claims of intentional and negligent interference with contract, trade secret misappropriation, unfair competition and breach of contract. Kaifa is seeking a declaratory judgment, damages, injunctive relief and attorneys' fees. Discovery has not begun and we intend to defend the action vigorously. On February 23, 2000, we filed a motion to dismiss Kaifa's complaint and joined one of our employees named in the complaint in filing another motion to dismiss several of Kaifa's claims against us. On the same date, our employees named in the complaint also filed motions to dismiss Kaifa's complaint against them. These motions are scheduled to be heard on May 5, 2000. If we are unsuccessful in defending this action, any remedies awarded to Kaifa may harm our business. Furthermore, defending this action will be costly and divert management's attention regardless of whether we successfully defend the action.

     A former employee filed a lawsuit against us in Santa Clara Superior Court on March 10, 2000 alleging three causes of action of wrongful termination in violation of public policy, breach of the covenant of good faith and fair dealing, and fraud. The former employee's claims stem from the termination of his employment with us in February 2000. The former employee seeks unspecified general and special damages, punitive damages, attorneys' fees and costs in the form of cash and shares of our common stock. We filed a motion to dismiss two of the causes of action for breach of contract and fraud. A hearing on our motion to dismiss is scheduled for May 16, 2000. We plan to vigorously defend against these claims.

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

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth certain information with respect to our executive officers and directors as of April 19, 2000.

                NAME                   AGE                           POSITION
                ----                   ---                           --------
Kenneth E. Westrick..................  42    President and Chief Executive Officer, Director
William L. Potts, Jr.................  53    Chief Financial Officer
Dr. Timothy Day......................  36    Chief Technical Officer and Vice President, Engineering,
                                             Telecom
Nicola Pignati.......................  50    Chief Operating Officer
Paul G. Smith........................  41    Vice President, General Manager, Telecom
Dr. Bao-Tong Ma......................  50    Vice President, General Manager, New Focus Pacific Co.
Dr. Robert A. Marsland...............  35    Vice President, Focused Research, Inc.
George Yule..........................  61    Vice President, Supply Chain Management
Dr. Milton Chang.....................  57    Chairman of the Board of Directors
Dr. David L. Lee.....................  50    Director
John Dexheimer(1)....................  45    Director
Dr. Winston S. Fu(1).................  34    Director
R. Clark Harris(1)(2)................  62    Director
Robert D. Pavey(2)...................  57    Director

-------------------------
(1) Member of the audit committee.

(2) Member of the compensation committee.

     Kenneth E. Westrick has served as our President, Chief Executive Officer and director since November 1997. Prior to joining us, Mr. Westrick spent nine years at Cornerstone Imaging, Inc. where he held positions such as Senior Vice President, General Manager Display Division and Managing Director Europe. Mr. Westrick has nearly 20 years experience managing different aspects of technology start-up companies, generally in the computer industry. Mr. Westrick holds a B.S. in economics from Northwestern University and an M.B.A. from Stanford University.

     William L. Potts, Jr. has served as our Chief Financial Officer since February 2000. Prior to joining us, Mr. Potts worked at Komag, Incorporated from July 1987 to February 2000. For ten years he served as Komag's chief financial officer and most recently held the position of Executive Vice President, Chief Financial Officer and Secretary. Prior to joining Komag in 1987, Mr. Potts held financial management positions in the computer, medical and entertainment industries. Early in his career he served on the consulting staff of Arthur Andersen & Co. Mr. Potts holds a B.S. in industrial engineering from Lehigh University and an M.B.A. from Stanford University.

     Dr. Timothy Day is one of our co-founders and has served as our Chief Technical Officer since July 1990 and as our acting Vice President of Engineering, Telecom since November 1998. Since our founding, Dr. Day has served us in various other positions, including acting General Manager, acting Vice President, Operations and as the former Vice President, Focused Research. Dr. Day received both a B.S. and an M.S. in physics from San Diego State University and a Ph.D. in electrical engineering from Stanford University. Dr. Day is a member of IEEE Lasers and Electro-Optics Society, Optical Society of America and the Society of Photo-Instrumentation Engineers.

     Nicola Pignati joined us in April 2000 as our Chief Operating Officer. Prior to joining us, Mr. Pignati was President, Chief Executive Officer, and Founder of MMC Technology, Incorporated since April 1996. From September 1994 to April 1996, Mr. Pignati was Vice President of Operations at Conner Peripherals, which was subsequently acquired by Seagate Technology, Incorporated. Mr. Pignati received both a B.S. and an M.S. in mechanical engineering from San Diego State University.

     Paul G. Smith joined us in May 1998 as Vice President, General Manager, Telecom. From April 1997 to May 1998, Mr. Smith was Senior Vice President of Marketing and Sales and from May 1995 to April 1997 he was Vice President of Marketing at Asante Technologies, Inc. From May 1994 to May 1995, Mr. Smith was CEO of Holosoft, Inc. Mr. Smith received a B.S. in engineering from the University of Alabama and a M.S.E.E. from Purdue University.

     Dr. Bao-Tong Ma joined us in November 1999 as Vice President, General Manager, New Focus Pacific Co. From November 1990 to November 1999, Dr. Ma was employed by IBM's Microelectronics Division. From 1993 to 1999, Dr. Ma was involved in setting up and running an IBM subsidiary in China, holding various positions, including Vice General Manager and Deputy General Manager. Dr. Ma holds a B.S. in metallurgy from Shanghai Metallurgy Institute and a Ph.D. in materials science from University of Pennsylvania.

     Dr. Robert A. Marsland is one of our co-founders and has served as our Vice President, Focused Research, since July 1997. From July 1994 to July 1997, Dr. Marsland was employed as a Senior Scientist at Focused Research, Inc. Dr. Marsland received his B.S. in electrical engineering from Arizona State University and studied at Stanford University on an Office of Naval Research fellowship. Dr. Marsland received a Ph.D. in engineering from Stanford. Dr. Marsland is a member of IEEE Microwave Theory and Techniques Society, the Lasers and Electro-optics Society and the Optical Society of America.

     George Yule our Vice President of Supply Chain Management joined us in January 1998. From October 1997 to January 1998, he served as Vice President and General Manager of the Display Division of Cornerstone Imaging, Inc. and from February 1993 to October 1997 as its Vice President, Operations. Mr. Yule received a B.S. in electronic engineering from Worcester Polytechnic Institute and an M.B.A. from Stanford University.

     Dr. Milton Chang is one of our co-founders and has served as one of our directors since our inception in April 1990. Dr. Chang has also served as the chairman of our board of directors since May 1996. From 1990 to 1997, Dr. Chang served as our President and Chief Executive Officer and continues to perform research and marketing activities for us. From 1996 to 1998, Dr. Chang served on the Visiting Committee for Advanced Technology of the National Institute of Standards and Technology. He has also served in various positions at Newport Corporation, including as its President and Chief Executive Officer. Currently, Mr. Chang is a member of the board of directors for IRIDEX Corporation, Agility Communications, Inc., Acturus Engineering, LightConnect, Inc., Lightwave Electronics, Inc., Yesvideo.com and Gadzoox Networks, Inc. Dr. Chang holds a B.S. in electrical engineering from the University of Illinois and a M.S. and Ph.D. both in electrical engineering from the California Institute of Technology.

     Dr. David L. Lee has served as one of our directors since April 2000. Dr. Lee has been President and Chief Operating Officer and a director of Global Crossing Ltd. since its inception in March 1997. He has also been a managing director of Pacific Capital Group since 1989. Prior to joining Pacific Capital Group, Dr. Lee was Group Vice President of Finance and Acquisitions at TRW Information Systems Group. Dr. Lee is a graduate of McGill University and holds a Ph.D. in Physics and Economics from the California Institute of Technology.

     John Dexheimer has served as one of our directors since July 1998. Since January 1999, he has served as President of Lightwave Advisors, Inc., a venture capital and business development advisor to firms in optical communications, software and Internet companies. From March 1990 through December 1998, Mr. Dexheimer was a managing director and partner at C.E. Unterberg Towbin, an investment banking and venture capital firm, and its predecessor, Unterberg Harris. Mr. Dexheimer holds a B.S. from the University of Minnesota Institute of Technology and an M.B.A. from Harvard University.

     Dr. Winston S. Fu has served as one of our directors since June 1999. Dr. Fu is an associate at U.S. Venture Partners, a venture capital firm. Prior to joining U.S. Venture Partners in August 1997, Dr. Fu was enrolled in the MBA program at Northwestern University. Prior to that, Dr. Fu served as the director of product marketing and various other positions at Vixel Corporation. Dr. Fu holds a B.S. in physics from

Massachusetts Institute of Technology, an M.B.A. from Northwestern University and a Ph.D. in applied physics from Stanford University.

     R. Clark Harris has served as one of our directors since December 1998. Mr. Harris is a partner in NorthEast Ventures, a venture capital firm. Prior to joining NorthEast Ventures in June 1998, Mr. Harris served as the president of a major division of Uniphase, now JDS Uniphase, from May 1995 to May 1998. Before joining JDS Uniphase in 1995, Mr. Harris spent 19 years at United Technologies Corporation in various operating positions, including Senior Vice President of Sikorsky Aircraft Division. Mr. Harris received a B.A. in engineering from Georgia Tech and holds an M.B.A. from Massachusetts Institute of Technology.

     Robert D. Pavey has served as one of our directors since June 1999. Mr. Pavey is a partner at Morgenthaler Venture Partners, a venture capital firm, which he joined in 1969. Mr. Pavey also sits on the board of directors of BlueGill Technologies, Inc., Endgate Corporation, LightChip, Inc., Lightwave Microsystems Corporation, and Think & Do Software, Inc. Mr. Pavey is also a Trustee of the Commonfund, an educational firm for non-profit endowments. Mr. Pavey holds a B.S. in physics from The College of William & Mary, an M.S. in metallurgy from Columbia University, and an M.B.A. from Harvard University.

BOARD OF DIRECTORS

     Our board of directors currently consists of seven authorized members. Upon completion of this offering, our certificate of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. This classification of the board of directors may delay or prevent a change in control of our company or in our management. See "Description of Capital Stock -- Delaware Law and Certain Provisions of Our Certificate of incorporation and Bylaws."

     Our board of directors appoints our executive officers on an annual basis to serve until their successors have been elected and qualified. There are no family relationships among any of our directors or officers.

COMMITTEES

     Our board of directors has an audit committee and a compensation committee. The audit committee consists of Messrs. Fu, Dexheimer and Harris. The audit committee reviews our internal accounting procedures, consults with and reviews the services provided by our independent accountants and makes recommendations to the board of directors regarding the selection of independent accountants. The compensation committee consists of Messrs. Harris and Pavey. The compensation committee reviews and recommends to the board of directors the salaries, incentive compensation and benefits of our officers and employees other than our chief executive officer, and administers our stock plans and employee benefit plans.

Compensation Committee Interlocks and Insider Participation

     With the exception of Milton Chang, who served as our President and Chief Executive Officer from 1990 to 1997, and continues to perform research and marketing activities for us, none of the members of our board who are members of the compensation committee or who has served on our compensation committee during our last fiscal year is currently, or has ever been at any time since our formation, one of our officers or employees. Dr. Chang served on our compensation committee during the nine-month period ended December 31, 1999. No member of the compensation committee serves as a member of the board of directors or compensation committee of any entity that has one or more officers serving as a member of our board of directors or compensation committee.

Compensation

     Our non-employee directors are reimbursed for expenses incurred in connection with attending board and committee meetings but are not compensated for their services as board or committee members. We have in the past granted non-employee directors options to purchase our common stock pursuant to the terms of our 1990 Incentive Stock Option Plan and 1998 Stock Plan. We may also grant non-employee directors options to purchase our common stock pursuant to the terms of our 2000 Director Option Plan. See "-- Stock Plans."

EXECUTIVE OFFICERS

     Our executive officers are appointed by our board of directors and serve until their successors are elected or appointed.

Compensation

     The following table sets forth all compensation paid or accrued during our nine-month period ended December 31, 1999, to our President and Chief Executive Officer and each of our four next most highly compensated officers whose compensation exceeded $100,000 for the same period. In accordance with the rules of the Securities and Exchange Commission, the compensation described in this table does not include perquisites and other personal benefits received by the executive officers named in the table below which do not exceed the lesser of $50,000 or 10% of the total salary and bonus reported for these officers.

                                                                                  LONG TERM COMPENSATION
                                    ANNUAL COMPENSATION FOR NINE-MONTH    ---------------------------------------
                                      PERIOD ENDED DECEMBER 31, 1999                   SECURITIES
                                   ------------------------------------   RESTRICTED     UNDER-
                                                            ALL OTHER       STOCK        LYING        ALL OTHER
  NAME AND PRINCIPAL POSITIONS      SALARY        BONUS    COMPENSATION     AWARDS      OPTIONS      COMPENSATION
  ----------------------------     --------      -------   ------------   ----------   ----------    ------------
Kenneth E. Westrick..............  $144,127(1)   $15,600        --            --               --         --
  President and Chief Executive
  Officer
George Yule......................  $135,852(2)   $18,307        --            --               --         --
  Vice President, Supply Chain
  Management
Paul Smith.......................  $133,693(3)   $22,917        --            --               --         --
  Vice President, General
  Manager, Telecom
Laurie Conner(4).................  $119,231(5)   $    --        --            --               --         --
Dr. Timothy Day..................  $111,623(6)   $18,499        --            --               --         --
  Chief Technical Officer, Vice
  President, Engineering, Telecom

-------------------------
 (1) Kenneth Westrick's annual compensation for the twelve months ended December 31, 1999, was $227,093.69.

 (2) George Yule's annual compensation for the twelve months ended December 31, 1999, was $182,055.53.

 (3) Paul Smith's annual compensation for the twelve months ended December 31, 1999, was $192,758.16.

 (4) We entered into a separation release agreement with Laurie Conner on December 16, 1999, pursuant to which Ms. Conner's employment relationship with us terminated as of February 15, 2000, and she continued to receive salary through her termination date.

 (5) Laurie Conner's annual compensation for the twelve months ended December 31, 1999, was $144,224.72.

 (6) Dr. Day's annual compensation for the twelve months ended December 31, 1999, was $163,173.71.

Option grants in the nine-month period ended December 31, 1999

     There were no grants of stock options to any of the executive officers named in the table above during the nine-month period ended December 31, 1999.

Aggregate option exercises in the nine-month period ended December 31, 1999, and values at December 31, 1999

     The following table sets forth information concerning exercisable and unexercisable stock options held by the executive officers named in the summary compensation table at December 31, 1999. The value of unexercised in-the-money options is based on an assumed initial offering price of $15.00 per share minus the actual exercise prices. All options were granted under our 1990 Incentive Stock Option Plan, as amended, or our 1999 Stock Plan. These options vest over five years and otherwise generally conform to the terms of our 1990 Incentive Stock Option Plan and our 1999 Stock Plan.

                                               NUMBER OF SECURITIES                VALUE OF UNEXERCISED
                                          UNDERLYING UNEXERCISED OPTIONS           IN-THE-MONEY OPTIONS
                                               AT DECEMBER 31, 1999                AT DECEMBER 31, 1999
                                        -----------------------------------    ----------------------------
                                        EXERCISABLE(1)        UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
                                        --------------        -------------    -----------    -------------
Kenneth E. Westrick...................     833,334              1,166,666      12,114,593      16,960,407
George Yule...........................     103,334                196,666       1,493,676       2,841,324
Paul G. Smith.........................     133,334                266,666       1,916,676       3,833,324
Laurie Conner.........................      85,000                215,000       1,221,875       3,090,625
Dr. Timothy Day.......................     527,334                162,666       7,845,164       2,352,336

-------------------------
(1) The options vest according to the following vesting schedule: one-fifth of the shares subject to the option vest twelve months after the vesting commencement date and one-sixtieth of the shares subject to the option vest each month thereafter. Pursuant to an amendment to the 1990 Incentive Stock Option Plan and the 1999 Stock Plan, our executives may, at any time, exercise options which are unvested, subject to our right of repurchase which lapses on the same vesting schedule.

LIMITATIONS ON DIRECTORS' AND OFFICERS' LIABILITY AND INDEMNIFICATION

     Our amended and restated certificate of incorporation to be filed upon completion of this offering limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability associated with any of the following:

     - any breach of their duty of loyalty to the corporation or its stockholders;

     - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

     - unlawful payments of dividends or unlawful stock repurchases or redemption; or

     - any transaction from which the director derived an improper personal benefit.

     The limitation of our directors' liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

     Our amended and restated certificate of incorporation and bylaws also provide that we shall indemnify our directors and executive officers and may indemnify our other officers and employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws covers at least negligence and gross negligence on the part of indemnified parties. Our bylaws also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in the capacity as an officer, director, employee or other agent, regardless of whether our bylaws would permit indemnification.

     We are entering into indemnification agreements with each of our officers and directors containing provisions that require us to, among other things, indemnify those officers and directors against liabilities that may arise by reason of their status or service as directors or officers, other than liabilities arising from willful misconduct of a culpable nature, to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified, and to cover our directors and officers under any of our liability insurance policies applicable to our directors and officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

STOCK PLANS

1990 Incentive Stock Option Plan

     Our 1990 Incentive Stock Option Plan provides for the grant of incentive stock options to employees, including officers and employee directors, and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants. The 1990 Incentive Stock Option Plan was adopted by our board of directors and approved by our stockholders in July 1990 and amended on May 1998.

     We have reserved an aggregate of 9,900,000 shares of our common stock for issuance under this plan. As of March 31, 2000, 6,914,868 shares had been issued pursuant to the exercise of options, options to purchase 2,877,744 shares of common stock were outstanding and 107,388 shares were available for future grant.

     Administration. Our board of directors or a committee of our board of directors administers the 1990 Incentive Stock Option Plan. The administrator of our 1990 Incentive Stock Option Plan has the power to determine, among other things:

     - the terms of the options or stock purchase rights granted, including the exercise price of the option or stock purchase right;

     - the number of shares subject to each option or stock purchase right;

     - the exercisability of each option or stock purchase right; and

     - the form of consideration payable upon the exercise of each option or stock purchase right.

     Options. The exercise price of all incentive stock options granted under the 1990 Incentive Stock Option Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options and stock purchase rights granted under the 1990 Incentive Stock Option Plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. With respect to any participant who owns stock representing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal 110% of the fair market value on the grant date and the term of the incentive stock option must not exceed five years. The term of all other options granted under the 1990 Incentive Stock Option Plan may not exceed 10 years.

     Options granted under the 1990 Incentive Stock Option Plan must generally be exercised within 30 days after the end of the optionee's status as an employee, director or consultant of ours, or within 12 months after the optionee's termination by death or disability, but in no event later than the expiration of the option's term.

     Transferability of Options. Options and stock purchase rights granted under the 1990 Incentive Stock Option Plan are generally not transferable by the optionee, and each option and stock purchase right is exercisable during the lifetime of the optionee only by the optionee.

     Stock Purchase Rights. In the case of stock purchase rights, unless the administrator determines otherwise, the restricted stock purchase agreement shall grant us a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment or consulting relationship with us for any reason, including death or disability. The purchase price for shares repurchased under the restricted stock purchase agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The repurchase option shall lapse at a rate determined by the administrator.

     Adjustments upon Merger or Asset Sale. The 1990 Incentive Stock Option Plan provides that in the event of our merger with or into another corporation, or a sale of substantially all of our assets, each option and stock purchase right shall be assumed or an equivalent option substituted for by the successor corporation. If the outstanding options and stock purchase rights are not assumed or substituted for by the successor corporation, the options will terminate as of the closing date of the merger.

     Amendment and Termination of the 1990 Incentive Stock Option Plan. The board will have the authority to amend, suspend or terminate the 1990 Incentive Stock Option Plan, as long as this action does not affect any shares of common stock previously issued and sold or any option previously granted under the 1990 Incentive Stock Option Plan.

     The 1990 Incentive Stock Option Plan expires in July 2000. We will not grant any additional stock options under our 1990 Incentive Stock Option Plan following the completion of this offering. Any shares reserved for issuance under the 1990 Incentive Stock Option and any shares returned to the plan shall be reserved for issuance under the 2000 Stock Plan following the completion of this offering.

1998 Stock Plan

     Our 1998 Stock Plan provides for the grant of incentive stock options to employees, including officers and employee directors, and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants. The 1998 Stock Plan was adopted by our board of directors in 1998 and approved by our stockholders in June 1999.

     We have reserved an aggregate of 800,000 shares of our common stock for issuance under this plan. As of March 31, 2000, 21,732 shares had been issued pursuant to the exercise of options, options to purchase 323,868 shares of common stock were outstanding and 454,400 shares were available for future grant.

     Administration. Our board of directors or a committee of our board of directors administers the 1998 Stock Plan. The administrator of our 1998 Stock Plan has the power to determine, among other things:

     - the terms of the options or stock purchase rights granted, including the exercise price of the option or stock purchase right;

     - the number of shares subject to each option or stock purchase right;

     - the exercisability of each option or stock purchase right; and

     - the form of consideration payable upon the exercise of each option or stock purchase right.

     Options. The exercise price of all incentive stock options granted under the 1998 Stock Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options and stock purchase rights granted under the 1998 Stock Plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. With respect to any participant who owns stock representing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal 110% of the fair market value on the grant date and the term of the incentive stock option must not exceed five years. The term of all other options granted under the 1998 Stock Plan may not exceed 10 years.

     Options granted under the 1998 Stock Plan must generally be exercised within 90 days after the end of the optionee's status as an employee, director or consultant of ours, or within 12 months after the optionee's termination by death or disability, but in no event later than the expiration of the option's term.

     Transferability of Options. Options and stock purchase rights granted under the 1998 Stock Plan are generally not transferable by the optionee, and each option and stock purchase right is exercisable during the lifetime of the optionee only by the optionee.

     Stock Purchase Rights. In the case of stock purchase rights, unless the administrator determines otherwise, the restricted stock purchase agreement shall grant us a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment or consulting relationship with us for any reason, including death or disability. The purchase price for shares repurchased under the restricted stock purchase agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The repurchase option shall lapse at a rate determined by the administrator.

     Adjustments upon Merger or Asset Sale. The 1998 Stock Plan provides that in the event of our merger with or into another corporation, or a sale of substantially all of our assets, each option and stock purchase right shall be assumed or an equivalent option substituted for by the successor corporation. If the outstanding options and stock purchase rights are not assumed or substituted for by the successor corporation, the options shall terminate as of the date of merger.

     Amendment and Termination of the 1998 Stock Plan. The administrator will have the authority to amend, suspend or terminate the 1998 Stock Plan, as long as this action does not affect any shares of common stock previously issued and sold or any option previously granted under the 1998 Stock Plan.

     We will not grant any additional stock options under our 1998 Stock Plan following the completion of this offering. Any shares reserved for issuance under the 1998 Stock Plan and any shares returned to the plan shall be reserved for issuance under the 2000 Stock Plan following the completion of this offering.

1999 Stock Plan

     Our 1999 Stock Plan provides for the grant of incentive stock options to employees, including officers and employee directors, and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants. The 1999 Stock Plan was adopted by our board of directors in December 1999 and approved by our stockholders in February 2000.

     We have reserved an aggregate of 5,400,000 shares of our common stock for issuance under this plan. As of March 31, 2000, 2,630,000 shares had been issued pursuant to the exercise of options and stock purchase rights, options to purchase 1,285,600 shares of common stock were outstanding and 1,484,400 shares were available for future grant.

     Administration. Our board of directors or a committee of our board of directors administers the 1999 Stock Plan. The administrator of our 1999 Stock Plan has the power to determine, among other things:

     - the terms of the options or stock purchase rights granted, including the exercise price of the option or stock purchase right;

     - the number of shares subject to each option or stock purchase right;

     - the exercisability of each option or stock purchase right; and

     - the form of consideration payable upon the exercise of each option or stock purchase right.

     Options. The exercise price of all incentive stock options granted under the 1999 Stock Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options and stock purchase rights granted under the 1999 Stock Plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. With respect to any participant who owns stock representing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal 110% of the fair market value on the grant date and the term of the incentive stock option must not exceed five years. The term of all other options granted under the 1999 Stock Plan may not exceed 10 years.

     Options granted under the 1999 Stock Plan must generally be exercised within three months after the end of the optionee's status as an employee, director or consultant of ours, or within 12 months after the optionee's termination by death or disability, but in no event later than the expiration of the option's term.

     Transferability of Options. Options and stock purchase rights granted under the 1999 Stock Plan are generally not transferable by the optionee, and each option and stock purchase right is exercisable during the lifetime of the optionee only by the optionee.

     Stock Purchase Rights. In the case of stock purchase rights, unless the administrator determines otherwise, the restricted stock purchase agreement shall grant us a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment or consulting relationship with us for any reason, including death or disability. The purchase price for shares repurchased under the restricted stock purchase agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The repurchase option shall lapse at a rate determined by the administrator.

     Adjustments upon Merger or Asset Sale. The 1999 Stock Plan provides that in the event of our merger with or into another corporation, or a sale of substantially all of our assets, each option and stock purchase right shall be assumed or an equivalent option substituted for by the successor corporation. If the outstanding options and stock purchase rights are not assumed or substituted for by the successor corporation, the optionees will become fully vested in and have the right to exercise the options or stock purchase rights. If an option or stock purchase right becomes fully vested and exercisable in the event of a merger or sale of assets, the administrator must notify the optionee that the option or stock purchase right is fully exercisable for a period of 15 days from the date of the notice, and the option or stock purchase right will terminate upon the expiration of the 15-day period.

     Amendment and Termination of the 1999 Stock Plan. The administrator will have the authority to amend, suspend or terminate the 1999 Stock Plan, as long as this action does not affect any shares of common stock previously issued and sold or any option previously granted under the 1999 Stock Plan.

     We will not grant any additional stock options under our 1999 Stock Plan following the completion of this offering. Any shares reserved for issuance under the 1999 Stock Plan and any shares returned to the 1999 Stock Plan shall be reserved for issuance under the 2000 Stock Plan following the completion of this offering.

2000 Stock Plan

     Our 2000 Stock Plan provides for the grant of incentive stock options to employees, including officers and employee directors, and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants. The 2000 Stock Plan was adopted by our board of directors in February 2000 and approved by our stockholders in April 2000.

     As of March 31, 2000, a total of 1,000,000 shares of our common stock were reserved for issuance pursuant to our 2000 Stock Plan, plus any shares reserved for issuance under the 1998 and 1999 Stock Plans and any shares returned to the 1998 and 1999 Stock Plans.

     No options have yet been issued pursuant to the 2000 Stock Plan. The number of shares reserved for issuance under our 2000 Stock Plan will increase annually on the first day of our fiscal year beginning in 2001 by an amount equal to the lesser of six percent of the outstanding shares of our common stock on the first day of the year, 9,000,000 shares or a lesser amount as our board of directors may determine.

     Administration. Our board of directors or a committee of our board of directors administers the 2000 Stock Plan. The administrator of our 2000 Stock Plan has the power to determine, among other things:

     - the terms of the options or stock purchase rights granted, including the exercise price of the option or stock purchase right;

     - the number of shares subject to each option or stock purchase right;

     - the exercisability of each option or stock purchase right; and

     - the form of consideration payable upon the exercise of each option or stock purchase right.

     Options. The exercise price of all incentive stock options granted under the 2000 Stock Plan must be at least equal to the fair market value of the common stock on the date of grant. The exercise price of nonstatutory stock options and stock purchase rights granted under the 2000 Stock Plan is determined by the administrator, but with respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Internal Revenue Code, the exercise price must be at least equal to the fair market value of our common stock on the date of grant. With respect to any participant who owns stock representing more than 10% of the voting power of all classes of our outstanding capital stock, the exercise price of any incentive stock option granted must be at least equal 110% of the fair market value on the grant date and the term of the incentive stock option must not exceed five years. The term of all other options granted under the 2000 Stock Plan may not exceed 10 years.

     During any fiscal year, each optionee may be granted options to purchase a maximum of 1,000,000 shares. In addition, in connection with an optionee's initial employment with us, the optionee may be granted an option covering an additional 1,000,000 shares.

     Options granted under the 2000 Stock Plan must generally be exercised within three months after the end of the optionee's status as an employee, director or consultant of ours, or within 12 months after the optionee's termination by death or disability, but in no event later than the expiration of the option's term.

     Transferability of Options. Options and stock purchase rights granted under the 2000 Stock Plan are generally not transferable by the optionee, and each option and stock purchase right is exercisable during the lifetime of the optionee only by the optionee.

     Stock Purchase Rights. In the case of stock purchase rights, unless the administrator determines otherwise, the restricted stock purchase agreement shall grant us a repurchase option exercisable upon the voluntary or involuntary termination of the purchaser's employment or consulting relationship with us for any reason, including death or disability. The purchase price for shares repurchased under the restricted stock purchase agreement shall be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The repurchase option shall lapse at a rate determined by the administrator.

     Adjustments upon Merger or Asset Sale. The 2000 Stock Plan provides that in the event of our merger with or into another corporation, or a sale of substantially all of our assets, each option and stock purchase right shall be assumed or an equivalent option substituted for by the successor corporation. If the outstanding options and stock purchase rights are not assumed or substituted for by the successor corporation, the optionees will become fully vested in and have the right to exercise the options or stock purchase rights. If an option or stock purchase right becomes fully vested and exercisable in the event of a merger or sale of assets, the administrator must notify the optionee that the option or stock purchase right is fully exercisable for a period of 15 days from the date of the notice, and the option or stock purchase right will terminate upon the expiration of the 15-day period.

     Amendment and Termination of the 2000 Stock Plan. The administrator will have the authority to amend, suspend or terminate the 2000 Stock Plan, as long as this action does not affect any shares of common stock previously issued and sold or any option previously granted under the 2000 Stock Plan. Unless earlier terminated, the 2000 Stock Plan will terminate automatically 10 years from the date of obtaining stockholder approval of the plan in April 2000.

2000 Employee Stock Purchase Plan

     Our 2000 Employee Stock Purchase Plan was adopted by our board of directors in February 2000 and approved by our stockholders in April 2000, but it will not become effective until the date of this offering. A total of 1,000,000 shares of our common stock has been reserved for issuance under the 2000 Employee

Stock Purchase Plan, plus automatic annual increases beginning on January 1, 2001 equal to the lesser of 1,000,000 shares, 1.25% of the outstanding shares on that date or an amount determined by our board of directors.

     Structure of the 2000 Employee Stock Purchase Plan. The 2000 Employee Stock Purchase Plan, which is intended to qualify under Section 423 of the Internal Revenue Code, contains consecutive, six-month offering periods. The offering periods generally start on the first trading day on or after January 31 and July 31 of each year, except for the first offering period, which commences on the first trading day on or after the effective date of this offering and ends on the last trading day on or before July 30, 2002.

     Eligibility. All of our employees except those employed by New Focus Pacific Co. are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, no employee shall be granted an option to purchase stock under the plan if that employee:

     - immediately after the grant of the option owns stock possessing five percent or more of the total combined voting power or value of all classes of our capital stock, or

     - whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

     Purchases. The 2000 Employee Stock Purchase Plan permits participants to purchase our common stock through payroll deductions of up to 15% of the participant's "compensation." Compensation is defined as the participant's base straight time gross earnings and commissions, exclusive of payments for shift premium, bonuses, incentive compensation, incentive payments and other compensation. The maximum number of shares a participant may purchase during each purchase period is 5,000 shares.

     Amounts deducted and accumulated by the participant are used to purchase shares of common stock at the end of each offering period. The price of stock purchased under the 2000 Employee Stock Purchase Plan is generally 85% of the lower of the fair market value of the common stock either:

     - at the beginning of the offering period; or

     - at the end of the offering period.

     Participants may end their participation at any time during an offering period, and they will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

     Transferability of Rights. Rights granted under the 2000 Employee Stock Purchase Plan are not transferable by a participant other than by will, the laws of descent and distribution or as otherwise provided under the 2000 Employee Stock Purchase Plan.

     Merger or Asset Sale. The 2000 Employee Stock Purchase Plan provides that, in the event we merge with or into another corporation or if there is a sale of substantially all of our assets, each outstanding option may be assumed or substituted for by the successor corporation. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened and a new exercise date will be set.

     Amendment and Termination of the 2000 Employee Stock Purchase Plan. The 2000 Employee Stock Purchase Plan will terminate in 2010. Our board of directors has the authority to amend or terminate the 2000 Employee Stock Purchase Plan, except that no action may impair any outstanding rights to purchase stock under the 2000 Employee Stock Purchase Plan.

2000 Director Option Plan

     Our 2000 Director Option Plan provides for automatic grants of stock options to our non-employee directors. The 2000 Director Option Plan was adopted by our board of directors in February 2000 and approved by our stockholders in April 2000. A total of 200,000 shares of our common stock have been reserved for issuance under the 2000 Director Option Plan.

     Option Grants. The 2000 Director Option Plan generally provides for an automatic initial grant of an option to purchase 25,000 shares of our common stock to each non-employee director on the date which the later of the following events occur:

     - the effective date of the 2000 Director Option Plan; or

     - the date when a person first becomes a non-employee director.

     After the initial grant, each non-employee director will automatically be granted subsequent options to purchase 5,000 shares of our common stock each year on the date of our annual stockholders' meeting, if on that date he or she has served on our board of directors for at least six months. Each initial option grant and each subsequent option grant shall have a term of 10 years. Each initial option grant will vest as to 25% of the shares subject to the option on the anniversary of its date of grant and 1/36 of the shares shall vest each month thereafter, provided the individual remains our outside director on this date. Each subsequent option grant will fully vest on the anniversary of its date of grant. The exercise price of all options will be 100% of the fair market value per share of our common stock on the date of grant.

     Options granted under the 2000 Director Option Plan must be exercised within three months of the end of the optionee's tenure as a director of the Company, or within 12 months after the director's termination by death or disability, but in no event later than the expiration of the option's 10 year term.

     Transferability of Options. No option granted under the 2000 Director Option Plan is transferable by the optionee other than by will or the laws of descent and distribution, and each option is exercisable, during the lifetime of the optionee, only by the optionee.

     Merger, Asset Sale and Change of Control. The 2000 Director Option Plan provides that in the event of our merger with or into another corporation, or a sale of substantially all of our assets, the successor corporation shall assume each option or substitute an equivalent option. If outstanding options are not assumed or substituted for by the successor corporation, each option will become fully exercisable for a period of thirty days from the date our board of directors notifies the optionee of the option's full exercisability, after which period the option shall terminate. In the event of a change of control each outstanding option will become fully vested and exercisable.

     Amendment and Termination of the 2000 Director Option Plan. The administrator will have the authority to amend, suspend or terminate the 2000 Director Option Plan, so long as no action affects any shares of common stock previously issued and sold or any option previously granted under the 2000 Director Option Plan. Unless terminated sooner, the 2000 Director Option Plan will terminate automatically 10 years from the effective date of the plan.

401(k) PLAN

     In April, 1993, we adopted a 401(k) Profit Sharing Plan and Trust covering our employees who (a) are age 21 as of the 401(k) Profit Sharing Plan and Trust effective date, and (b) have at least six months of service with us. The 401(k) Profit Sharing Plan and Trust excludes nonresident alien employees. Our 401(k) Profit Sharing Plan and Trust is intended to qualify under Section 401(k) of the Internal Revenue Code, so that contributions to the 401(k) Profit Sharing Plan and Trust by employees or by us and the investment earnings thereon are not taxable to the employees until withdrawn. If our 401(k) Profit Sharing Plan and Trust qualifies under Section 401(k) of the Internal Revenue Code, our contributions will be deductible by us when made. Our employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit of $10,500 in 2000 and to have those funds contributed to the 401(k) Profit Sharing Plan and Trust. The 401(k) Profit Sharing Plan and Trust permits us, but does not require us, to make additional matching contributions on behalf of all participants. To date, we have not made any contributions to the 401(k) Profit Sharing Plan and Trust.

EMPLOYMENT AND CHANGE-OF-CONTROL AGREEMENTS

     From time to time, we have entered into employment agreements with our executive officers, including the executive officers listed in the "Summary Compensation Table."

     Laurie Conner. In June 1998, Laurie Conner accepted our offer of employment. The terms of Ms. Conner's employment with us provided that if her employment with us were to be terminated as a result of a change of control, Ms. Conner would continue to receive her salary for the earlier of three months or attaining subsequent employment. On December 16, 1999, we entered into a separation and general release agreement with Laurie Conner under which Laurie Conner's employment relationship with us terminated as of February 15, 2000, at which time Ms. Conner's salary and benefits terminated and her unvested options ceased to vest.

     Dr. Bao-Tong Ma. In October 1999, Dr. Bao-Tong Ma accepted our offer of employment. The terms of Dr. Ma's employment provide that if we terminate his employment without cause prior to the first anniversary of employment, Dr. Ma would receive his salary until the earlier of 24 months or new employment. Dr. Ma's stock options would cease to vest upon termination. If Dr. Ma's employment is terminated after the first anniversary of employment, but prior to the second anniversary, Dr. Ma would continue to receive his salary for 12 months. If Dr. Ma's employment is terminated after the second anniversary, but prior to the third anniversary, Dr. Ma would continue to receive his salary for six months. If Dr. Ma's employment is terminated following the third anniversary of employment, he will not receive any severance.

     In January 2000, we amended our stock option agreements with Kenneth E. Westrick, George Yule, Paul Smith and Dr. Timothy Day to give these officers the right to purchase both vested and unvested shares and to pay for the shares with a promissory note. In addition, we amended the stock option agreements to provide that if the employment or consulting relationship of these officers is terminated involuntarily within 18 months of a change in control then 50% of their unvested options shall vest.

     In April 2000, we hired Nicola Pignati and pursuant to the terms of his employment granted him an option to purchase 500,000 shares of our common stock and to pay for the shares with a promissory note. In addition, in the event Mr. Pignati is terminated without cause, provided that he signs a full waiver and release of claims, he will receive a severance pay amount equal to twelve months' salary plus any scheduled bonuses.

                              CERTAIN TRANSACTIONS

     Other than compensation agreements and other arrangements, which are described as required in "Management," and the transactions described below, for the last three years, there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

     - in which the amount involved exceeded or will exceed $60,000, and

     - in which any director, executive officer, holder of more than 5% of our common stock on an as-converted basis or any member of their immediate family had or will have a direct or indirect material interest.

     We believe that each of the transactions described below were on terms no less favorable than could have been obtained from unaffiliated third parties. All future transactions between us and any director or executive officer will be subject to approval by a majority of the disinterested members of our board of directors.

SERIES D PREFERRED STOCK.

     On July 31, 1998, and August 6, 1998, we sold 3,977,000 shares of our Series D preferred stock at a price of $1.00 per share. The purchasers of the Series D preferred stock included, among others:

                                                                             AS CONVERTED
                                                             SHARES OF        SHARES OF
                        PURCHASER                          SERIES D STOCK    COMMON STOCK
                        ---------                          --------------    ------------
George Yule..............................................      44,000           44,000
John Dexheimer...........................................     125,000          125,000

     George Yule is our Vice President of Supply Chain Management and John Dexheimer is one of our directors.

SERIES E PREFERRED STOCK.

     On June 14, 1999, we sold 10,857,616 shares of our Series E preferred stock at a price of $1.20 per share. The purchasers of the Series E preferred stock included, among others:

                                                                             AS CONVERTED
                                                             SHARES OF        SHARES OF
                        PURCHASER                          SERIES E STOCK    COMMON STOCK
                        ---------                          --------------    ------------
Kenneth E. Westrick......................................      416,668          416,668
Morgenthaler Venture Partners V, L.P. ...................    5,000,000        5,000,000
U.S. Venture Partners VI, L.P............................    5,000,000        5,000,000

     Kenneth E. Westrick is our President, Chief Executive Officer and one of our directors. Morgenthaler Venture Partners V, L.P. is a venture capital firm that holds in excess of 5% of our common stock and of which Mr. Pavey, one of our directors, is a partner. U.S. Venture Partners VI, L.P. is a venture capital firm that together with its affiliated entities holds in excess of 5% of our common stock and of which Dr. Winston Fu, one of our directors is an associate.

SERIES G PREFERRED STOCK.

     On November 23, 1999, December 7, 1999 and December 28, 1999 we sold 9,230,728 shares of our Series G preferred stock at a price of $3.25 per share. The purchasers of the Series G preferred stock included, among others:

                                                                             AS CONVERTED
                                                             SHARES OF        SHARES OF
                        PURCHASER                          SERIES G STOCK    COMMON STOCK
                        ---------                          --------------    ------------
R. Clark Harris..........................................       40,000           40,000
Morgenthaler Venture Partners, V, L.P....................    1,384,614        1,384,614
Entities Affiliated with U.S. Venture Partners...........    1,384,614        1,384,614

     R. Clark Harris is one of our directors. Morgenthaler Venture Partners V, L.P. is a venture capital firm that holds in excess of 5% of our common stock and of which Mr. Pavey, one of our directors, is a partner, and U.S. Venture Partners is a venture capital firm that together with its affiliated entities holds in excess of 5% of our common stock and of which Dr. Winston Fu, one of our directors, is an associate.

LOANS FROM SHAREHOLDER

     From April 1991 to September 1997, Dr. Milton Chang loaned us a total of $1,600,000. On July 7, 1999, we repaid all of the outstanding principal and interest owing under the promissory note, which totaled approximately $2,400,000, however, Dr. Chang agreed to loan us up to $2,424,000 upon thirty days written request. This agreement was terminated in December 1999.

LOANS TO OFFICERS

     The following is a list of loans made by us to certain of our officers, in connection with the purchase of shares of our stock. Each of these loans were made pursuant to a full recourse promissory note secured by a stock pledge. Each of these loans was issued in connection with the exercise of stock options which had previously been granted by the board of directors pursuant to our stock option plans at the fair market value of our common stock on the date of grant, as determined in good faith by our board of directors, based upon market conditions, results of operations and recent sales of our preferred stock to third party investors. The notes bear no interest but interest will be imputed and reported annually as compensation on the officer's W-2. All unvested shares purchased by the officers are subject to repurchase by us at the original exercise price if the officer's employment is terminated.

     On January 12, 2000, we loaned $1,044,208 to Kenneth E. Westrick, our President and Chief Executive Officer, secured by a stock pledge, in connection with the purchase of 2,000,000 shares of our common stock pursuant to the exercise of a stock option granted to him on September 30, 1997 at $.4625 per share and associated costs. The note is interest-free and is due and payable on January 11, 2005. The entire principal amount on this note remains outstanding.

     On January 12, 2000, we loaned $375,000 to Paul G. Smith, our Vice President, General Manager, Telecom, secured by a stock pledge, in connection with the purchase of 400,000 shares of our common stock pursuant to the exercise of a stock option granted to him on May 4, 1998 at $.625 per share and the purchase on the same date of 200,000 shares of our common stock pursuant to the exercise of a stock option granted to him on January 11, 2000 at $.625 per share. The note is interest-free and is due and payable on January 11, 2005. The entire principal amount on this note remains outstanding.

     On January 12, 2000, we loaned $312,500 to Dr. Bao-Tong Ma, our Vice President, General Manager, New Focus Pacific Co., secured by a stock pledge, in connection with the purchase of 500,000 shares of our common stock pursuant to the exercise of a stock option granted to him on January 11, 2000 at $.625 per share. The note is interest-free and is due and payable on January 11, 2005. The entire principal amount on this note remains outstanding.

     On January 12, 2000, we loaned $173,134 to George Yule, our Vice President, Supply Chain Management, secured by a stock pledge, in connection with the purchase of 200,000 shares of our common stock pursuant to the exercise of a stock option granted to him on January 28, 1998 at $.5125 and 100,000 shares of our common stock pursuant to the exercise of a stock option granted to him on July 17, 1998 at $.625 per share and associated costs. The note is interest-free and is due and payable on January 11, 2005. The entire principal amount on this note remains outstanding.

     On January 12, 2000, we loaned $137,232 to Dr. Robert A. Marsland, our Vice President, Focused Research, Inc. secured by a stock pledge, in connection with the purchase of 400,000 shares of our common stock pursuant to the exercise of a stock option granted to him on July 29, 1990 at $.0025 per share and 70,000 shares of our common stock pursuant to the exercise of a stock option granted to him on October 8, 1998 at $.625 per share and associated costs. The note is interest-free and is due and payable on January 11, 2005. The entire principal amount on this note remains outstanding.

     On January 12, 2000, we loaned $255,483 to Dr. Timothy Day, our Chief Technology Officer and Vice President, Engineering, Telecom, secured by a stock pledge, in connection with the purchase of 400,000 shares of our common stock pursuant to the exercise of a stock option granted to him on July 29, 1990 at $.0025 per share, 100,000 shares of our common stock pursuant to the exercise of a stock option granted to him on November 21, 1996 at $.4625 per share, 120,000 shares of our common stock pursuant to the exercise of a stock option granted to him on January 28, 1998 at $.5125 per share and 70,000 shares of our common stock pursuant to the exercise of a stock option granted to him on October 8, 1998 at $.625 per share and associated costs. The note is interest-free and is due and payable on January 11, 2005. The entire principal amount on this note remains outstanding.

     On February 9, 2000 we loaned $375,000 to Kenneth E. Westrick, our President and Chief Executive Officer, secured by a stock pledge, in connection with the purchase of 300,000 shares of our common stock pursuant to the exercise of a stock option granted to him on February 9, 2000 at $1.25 per share. The note is interest-free and is due and payable on February 8, 2005. The entire principal amount on this note remains outstanding.

     On February 18, 2000 we loaned $125,000 to Paul G. Smith, our Vice President, General Manager, Telecom, secured by a stock pledge, in connection with the purchase of 100,000 shares of our common stock pursuant to the exercise of a stock option granted to him on February 9, 2000 at $1.25 per share. The note is interest-free and is due and payable on February 17, 2005. The entire principal amount on this note remains outstanding.

     On February 9, 2000 we loaned $125,000 to Dr. Robert A. Marsland, our Vice President Focused Research Inc., secured by a stock pledge, in connection with the purchase of 100,000 shares of our common stock pursuant to the exercise of a stock option granted to him on February 9, 2000 at $1.25 per share. The note is interest-free and is due and payable on February 8, 2005. The entire principal amount on this note remains outstanding.

     On February 9, 2000 we loaned $375,000 to Dr. Timothy Day, our Chief Technical Officer and Vice President Engineering, secured by a stock pledge, in connection with the purchase of 300,000 shares of our common stock pursuant to the exercise of a stock option granted to him on February 9, 2000 at $1.25 per share. The note is interest-free and is due and payable on February 8, 2005. The entire principal amount on this note remains outstanding.

     On February 9, 2000 we loaned $750,000 to William L. Potts, Jr., our Chief Financial Officer, secured by a stock pledge, in connection with the purchase of 600,000 shares of our common stock pursuant to the exercise of a stock option granted to him on February 9, 2000 at $1.25 per share. The note is interest-free and is due and payable on February 9, 2005. The entire principal amount on this note remains outstanding.

OTHER MATTERS

     From 1990 to 1997, Dr. Chang served as our President and Chief Executive Officer. Since 1997, we have employed Dr. Chang in a research and marketing capacity. Dr. Chang received compensation of $80,539, $110,000 and $110,000 for the nine-month period ended December 31, 1999, fiscal year ended March 31, 1999 and fiscal year ended March 31, 1998, respectively.

     On March 3, 1999 and November 1, 1999, we entered into consulting agreements with John Dexheimer, one of our directors, for services to be rendered in connection with our Series E, Series F and Series G Preferred Stock financings. Pursuant to these agreements, Mr. Dexheimer received warrants to purchase 111,972 shares of Series E Preferred Stock at an exercise price of $1.20 per share and a cash payment of $618,731.

INDEMNIFICATION

     We will enter into indemnification agreements with each of our directors and officers. These indemnification agreements will require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. For a description of the limitation of our directors' liability and our indemnification of officers, see "Limitation on Directors' and Officers' Liability and Indemnification."

EMPLOYMENT AGREEMENTS

     We have entered into employment arrangements, compensation arrangements and severance arrangements with certain of our executive officers, see
"Management -- Employment and Change-of-Control Agreements" and "-- Executive Officers -- Compensation." For information regarding stock options, see "Management -- Stock Plans."

FUTURE TRANSACTIONS

     All future transactions, including any loans from us to our officers, directors, principal stockholders or affiliates, will be approved by a majority of the board of directors, including a majority of the independent and disinterested members of the board of directors or, if required by law, a majority of disinterested stockholders, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth information known to us with respect to the beneficial ownership of our common stock as of March 31, 2000, and as adjusted to reflect the sale of common stock offered hereby by the following:

     - each stockholder known by us to own beneficially more than 5% of our common stock;

     - each of our current executive officers named in the compensation table above;

     - each of our directors; and

     - all directors and executive officers as a group.

     As of March 31, 2000, there were 53,342,884 shares of our common stock outstanding, assuming that all outstanding preferred stock has been converted into common stock and the exercise of warrants to purchase 121,140 shares of common stock. Except as otherwise indicated, we believe that the beneficial owners of the common stock listed below, based on the information furnished by the owners, have sole voting power and investment power with respect to their shares. Beneficial ownership is determined in accordance with the rules of the Securities Exchange Commission. In computing the number of shares beneficially owned by a person and the percent ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or will become exercisable within 60 days after March 31, 2000 are deemed outstanding, while the shares are not deemed outstanding for purposes of computing percent ownership of any other person. Unless otherwise indicated in the footnotes below, the persons and entities named in the table have sole voting and investment power with respect to all shares beneficially owned, subject to community property laws where applicable.

                                                                               PERCENT OF SHARES
                                                                                  OUTSTANDING
                                                              SHARES       --------------------------
                                                           BENEFICIALLY    PRIOR TO
           NAME OR GROUP OF BENEFICIAL OWNERS                 OWNED        OFFERING    AFTER OFFERING
           ----------------------------------              ------------    --------    --------------
DIRECTORS AND EXECUTIVE OFFICERS
Kenneth E. Westrick(1)...................................    2,553,654        4.8%           4.4%
Dr. Timothy Day(2).......................................    1,100,000        2.1            1.9
Dr. Robert A. Marsland(3)................................      970,000        1.8            1.7
Nicola Pignati(4)........................................           --         --             --
Paul G. Smith(5).........................................      700,000        1.3            1.2
William L. Potts, Jr.(6).................................      600,000        1.1            1.0
George Yule(7)...........................................      327,000          *              *
Charles Boppell(8).......................................      174,133          *              *
Dr. Milton Chang(9)......................................   10,471,856       19.6           17.9
John Dexheimer(10).......................................      262,305          *              *
Dr. Winston S. Fu(11)....................................    6,384,614       12.0           10.9
R. Clark Harris(12)......................................       62,667          *              *
Robert Pavey(13).........................................    6,384,614       12.0           10.9
Dr. David L. Lee(14).....................................           --         --             --
All directors and officers as a group (14 persons)(15)...   29,213,884       54.6           49.9
5% STOCKHOLDERS
Dr. Milton Chang(9)......................................    9,671,856       18.1           16.6
Morgenthaler Venture Partners V, L.P.....................   10,471,856       19.6           17.9
U.S. Venture Partners(11)................................    6,384,614       12.0           10.9
London Pacific Life & Annuity Company....................    4,615,386        8.7            7.9

------------------------
  *  Denotes less than one percent of the outstanding stock.

 (1) Includes 1,366,666 subject to our right of repurchase which lapses over time. Also includes 21,080 shares held by Mr. Westrick's minor daughter and 22,600 shares held by Mr. Westrick's minor son.

 (2) Includes 448,167 shares subject to our right of repurchase, which lapses over time.

 (3) Includes 150,167 shares subject to our right of repurchase, which lapses over time.

 (4) Mr. Pignati was appointed as our Chief Operating Officer on April 19, 2000 and granted an option to purchase 500,000 shares of our common stock at an exercise price of $5.00 per share.

 (5) Includes 546,667 shares subject to our right of repurchase, which lapses over time.

 (6) Includes 600,000 shares subject to our right of repurchase, which lapses over time.

 (7) Includes 118,333 shares subject to our right of repurchase, which lapses over time.

 (8) Includes 145,333 shares subject to options, which are exercisable within 60 days of March 31, 2000. Mr. Boppell resigned from our board of directors effective April 19, 2000.

 (9) Includes 800,000 shares held by Chang Partners, a California limited partnership, of which Dr. Chang is a general partner.

(10) Includes a warrant for 111,972 shares of Series E Preferred Stock and 25,333 shares subject to an option, which is exercisable within 60 days of March 31, 2000.

(11) Includes 6,384,614 shares held by U.S. Venture Partners VI, L.P., 185,154 shares held by USVP VI Entrepreneurs Partners, L.P., 166,000 shares held by USVP VI Affiliates Fund, L.P. and 95,770 shares held by 2180 Associates Fund VI, L.P. Dr. Fu is an associate of U.S. Venture Partners. Dr. Fu disclaims beneficial ownership of shares held by this entity, except to the extent of his pecuniary interest in these entities.

(12) Includes 22,667 shares subject to an option exercisable within 60 days of March 31, 2000.

(13) Includes 6,384,614 shares held by Morgenthaler Ventures Partners V, L.P. Mr. Pavey is a partner at Morgenthaler Ventures. Mr. Pavey disclaims beneficial ownership of shares held by this entity, except to the extent of his pecuniary interest in these entities.

(14) Dr. Lee was appointed to our board of directors on April 19, 2000, and granted an option to purchase 25,000 shares of our common stock at an exercise price of $5.00 per share.

(15) Includes an aggregate of 193,333 shares subject to options exercisable within 60 days of March 31, 2000 and 3,230,000 shares subject to our right of repurchase, which lapses over time.

                          DESCRIPTION OF CAPITAL STOCK

     Upon the completion of this offering, we will be authorized to issue 260,000,000 shares, $0.001 par value per share, to be divided into two classes to be designated common stock and preferred stock. Of the shares authorized, 250,000,000 shares shall be designated as common stock and 10,000,000 shares shall be designated as preferred stock. The following description of our capital stock is only a summary. You should refer to our certificate of incorporation and bylaws as in effect upon the closing of this offering, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK

     As of March 31, 2000, and assuming the conversion of all outstanding shares of preferred stock into common stock and the exercise of warrants to purchase 121,140 shares of common stock, there were 53,342,884 shares of common stock outstanding which were held of record by approximately 304 stockholders. There will be 58,342,884 shares of common stock outstanding, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options after March 31, 2000, after giving effect to the sale of our common stock in this offering. In addition to 4,487,212 shares issuable upon exercise of outstanding options under our 1990 Incentive Stock Option Plan, 1998 Stock Plan and 1999 Stock Plan, as of January 31, 2000, there are an aggregate of 2,200,000 shares reserved for issuance under our 2000 Stock Plan, 2000 Employee Stock Purchase Plan and 2000 Director Option Plan. See "Management -- Stock Plans" for a description of our stock plans.

     The holders of our common stock are entitled to one vote per share held of record on all matters submitted to a vote of the stockholders. Our amended and restated certificate of incorporation to be filed concurrently with completion of this offering does not provide for cumulative voting in the election of directors. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of our common stock are entitled to receive ratably any dividends, as may be declared from time to time by our board of directors out of funds legally available for that purpose. In the event of our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. Holders of our common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of common stock are fully paid and non-assessable, and the shares of common stock to be issued upon the completion of this offering will be fully paid and non-assessable.

PREFERRED STOCK

     Our certificate of incorporation filed in connection with this offering provides that our board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series. The rights, preferences and privileges of each series of preferred stock may be greater than the rights of our common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of our common stock until the board of directors determines the specific rights of the holders of any preferred stock that may be issued. However, the effects might include, among other things: (1) restricting dividends on the common stock, (2) diluting the voting power of the common stock, (3) impairing the liquidation rights of the common stock and (4) delaying or preventing a change in our control without further action by the stockholders. Upon the closing of this offering, no shares of preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

REGISTRATION RIGHTS

     Pursuant to a registration rights agreement we entered into with holders of shares of our preferred stock, the holders of 34,051,438 shares, assuming conversion of all outstanding shares of preferred stock, are entitled to certain registration rights regarding these shares. The registration rights provide that if we propose to register any securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, they are entitled to notice of the registration and are entitled to include shares of their common stock in the registration. This right is subject to conditions and limitations, including the right of the underwriters in an offering to limit the number of shares included in the registration. The holders of these shares may also require us to file up to two registration statements under the Securities Act at our expense with respect to their shares of common stock. We are required to us our best efforts to effect this registration, subject to conditions and limitations. Furthermore, the holders of these shares may require us to file additional registration statements on Form S-3, subject to conditions and limitations. These rights terminate on the earlier of five years after the effective date of this offering, or when a holder is able to sell all its shares pursuant to Rule 144 under the Securities Act in any 90-day period.

DELAWARE ANTI-TAKEOVER LAW AND CERTAIN CHARTER AND BYLAW PROVISIONS

     Certain provisions of Delaware law and our certificate of incorporation and bylaws could make more difficult the acquisition of our company by means of a tender offer, a proxy contest or otherwise and the removal of incumbent officers and directors. These provisions, summarized below, may discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of our company to first negotiate with our company. We believe that the benefits of increased protection of our company's potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure our company outweigh the disadvantages of discouraging proposals of this kind because, among other things, negotiation of proposals of this kind could result in an improvement of their terms.

     We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless, with certain exceptions, the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns, or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

     Our bylaws eliminate the right of stockholders to act by written consent without a meeting and require a majority of stockholders to call a special meeting. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of our company. These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of our company. The amendment of any of these provisions would require approval by holders of at least 66 2/3% of our outstanding common stock.

Section 203

TRANSFER AGENT AND REGISTRAR

     The transfer agent and registrar for our common stock is EquiServe LP.

NASDAQ STOCK MARKET NATIONAL MARKET LISTING

     We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "NUFO."

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no public market for our stock. Future sales of substantial amounts of our common stock in the public market following this offering or the possibility of sales of this kind occurring could adversely affect market prices for our common stock or could impair our ability to raise capital through an offering of equity securities. Furthermore, since no shares, other than shares sold in this offering, will be available for sale shortly after this offering because of contractual and legal restrictions on resale as described below, sales of substantial amounts of our common stock in the public market after these restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

     Upon completion of this offering, we will have 58,342,884 shares of common stock outstanding (assuming conversion of all of the currently outstanding shares of preferred stock and the exercise of warrants to purchase 121,140 shares of common stock) based on shares outstanding as of March 31, 2000, and assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options. All of the 5,000,000 shares sold in this offering will be freely transferable without restriction under the Securities Act. However, the sale of any of these shares if purchased by "affiliates" as that term is defined in Rule 144 are subject to certain limitations and restrictions that are described below.

     The 53,342,884 shares of common stock held by existing stockholders were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. These shares are "restricted shares" as that term is defined in Rule 144 and therefore may not be sold publicly unless they are registered under the Securities Act or are sold pursuant to Rule 144 or another exemption from registration. In addition, our directors and officers as well as other stockholders and optionholders have entered into "lock-up agreements" with the underwriters. These lock-up agreements provide that, except under limited exceptions, the stockholder or optionholder may not offer, sell, contract to sell or otherwise dispose of any of our common stock or securities that are convertible into or exchangeable for, or that represent the right to receive, our common stock for a period of 180 days after the date of this prospectus. The underwriters, however, may in their sole discretion, at any time without notice, release all or any portion of the shares subject to lock-up agreements. Accordingly, of the 53,342,884 shares, 43,863,149 shares will become eligible for sale 180 days after the effective date subject to Rules 144 and 701.

     As of March 31, 2000, there were a total of 4,486,212 shares of common stock subject to outstanding options under our 1990 Incentive Stock Option Plan, 1998 Stock Plan and our 1999 Stock Plan, 827,747 of which were vested, and all of which are subject to lock-up agreements. Immediately after the completion of the offering, we intend to file registration statements on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for future issuance under our 1998 Stock Plan, our 2000 Employee Stock Purchase Plan and our 2000 Director Option Plan. On the date 180 days after the effective date of the offering, the date that the lock-up agreements expire, a total of 1,570,577 shares of our common stock subject to outstanding options will be vested. After the effective dates of the registration statements on Form S-8, shares purchased upon exercise of options granted pursuant to our 1998 Stock Plan, our 1990 Incentive Stock Option Plan, our 2000 Employee Stock Purchase Plan and our 2000 Director Option Plan generally would be available for resale in the public market.

Rule 144

     In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell shares. An affiliate who has owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, which will
       equal approximately   shares immediately after this offering; or

     - the average weekly trading volume of the common stock on the Nasdaq Stock Market's National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

     Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

Rule 144(k)

     Under Rule 144(k), a person who is not deemed to have been one of our "affiliates" at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an "affiliate," is entitled to sell such shares without complying with the manner of sale, notice filing, volume limitation or notice provisions of Rule 144. Therefore, unless otherwise restricted, "144(k) shares" may be sold immediately upon the completion of this offering.

Rule 701

     In general, under Rule 701, any of our employees, directors, officers, consultants or advisors who purchase shares from us in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering is entitled to resell those shares 90 days after the effective date of this offering in reliance on Rule 144, without having to comply with certain restrictions, including the holding period, contained in Rule 144.

     The SEC has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Securities Exchange Act of 1934, along with the shares acquired upon exercise of those options, including exercises after the date of this prospectus. Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this prospectus, may be sold by persons other than "affiliates," as defined in Rule 144, subject only to the manner of sale provisions of Rule 144. Securities issued in reliance on Rule 701 may be sold by "affiliates" under Rule 144 without compliance with its one year minimum holding period requirement.

                                  UNDERWRITING

     Under the terms and subject to the conditions contained in an underwriting
agreement dated                     , we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, Chase Securities Inc., U.S. Bancorp Piper Jaffray Inc. and CIBC World Markets Corp. are acting as representatives, the following respective numbers of shares of common stock:

                                                               Number
                        Underwriter                           of Shares
                        -----------                           ---------
Credit Suisse First Boston Corporation......................
Chase Securities Inc........................................
U.S. Bancorp Piper Jaffray Inc..............................
CIBC World Markets Corp.....................................
                                                              --------
          Total.............................................
                                                              ========

     The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering if any are purchased, other than those shares covered by the over-allotment option described below.

     The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

     We have granted to the underwriters a 30-day option to purchase on a pro rata basis up to 750,000 additional shares at the initial public offering price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

     The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $     per share. The
underwriters and selling group members may allow a discount of $     per share
on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representatives.

     The following table summarizes the compensation and estimated expenses we will pay.

                                                        Per Share                           Total
                                             -------------------------------   -------------------------------
                                                Without            With           Without            With
                                             Over-allotment   Over-allotment   Over-allotment   Over-allotment
                                             --------------   --------------   --------------   --------------
Underwriting Discounts and
  Commissions paid by us...................     $                $                $                $
Expenses payable by us.....................     $                $                $                $

     The underwriters have informed us that they do not expect discretionary sales to exceed 5% of the shares of common stock being offered.

     We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except issuances pursuant to the exercise of employee stock options outstanding on the date hereof or pursuant to our dividend reinvestment plan.

     Our officers and directors and stockholders have agreed that they will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of our common stock, whether any such aforementioned transaction is to be settled by delivery of our common stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus.

     The underwriters have reserved for sale, at the initial public offering price up to 300,000 shares of the common stock for employees, directors and certain of our customers and vendors who have expressed an interest in purchasing common stock in the offering. None of such shares will be subject to lockup agreements with the underwriters. The number of shares available for sale to the general public in the offering will be reduced to the extent such persons purchase such reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

     We have agreed to indemnify the underwriters against liabilities under the Securities Act, or contribute to payments which the underwriters may be required to make in that respect.

     We have applied to list the shares of common stock on The Nasdaq Stock Market's National Market under the symbol "NUFO".

     The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

     - Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

     - Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

     - Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

     - Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.


These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of these transactions. These transactions may be effected on The Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.


     A prospectus in electronic format may be made available on the web sites maintained by one or more of the underwriters participating in this offering. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters that will make Internet distributions on the same basis as other allocations.

                          NOTICE TO CANADIAN RESIDENTS

RESALE RESTRICTIONS

     The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

REPRESENTATIONS OF PURCHASERS

     Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (i) such purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, that such purchaser is purchasing as principal and not as agent, and (iii) such purchaser has reviewed the text above under "Resale Restrictions".

RIGHTS OF ACTION (ONTARIO PURCHASERS)

     The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

ENFORCEMENT OF LEGAL RIGHTS

     All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

NOTICE TO BRITISH COLUMBIA RESIDENTS

     A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

TAXATION AND ELIGIBILITY FOR INVESTMENT

     Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Legal matters will be passed upon for the underwriters by Brobeck, Phleger & Harrison LLP, Palo Alto, California.

                                    EXPERTS

     Ernst & Young LLP, independent auditors have audited our consolidated financial statements and schedule at March 31, 1999 and December 31, 1999 and for each of the two years in the period ended March 31, 1999, and for the nine months ended December 31, 1999 as described in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

     We have filed with the Securities and Exchange Commission, Washington, D.C., a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered hereby. This prospectus does not contain all the information set forth in the registration statement and the exhibits and schedules thereto. For further information with respect to us and our common stock, reference is made to the registration statement and to the exhibits and schedules filed therewith. A copy of the registration statement may be inspected by anyone without charge at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of all or any portion of the registration statement may be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of prescribed fees. The Commission maintains a Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

                                NEW FOCUS, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Independent Auditors..............................  F-2
Consolidated Balance Sheets.................................  F-3
Consolidated Statements of Operations.......................  F-4
Consolidated Statements of Stockholders' Equity (Net Capital
  Deficiency)...............................................  F-5
Consolidated Statements of Cash Flows.......................  F-6
Notes to Consolidated Financial Statements..................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
New Focus, Inc.

     We have audited the accompanying consolidated balance sheets of New Focus, Inc. as of March 31, 1999 and December 31, 1999, and the related consolidated statements of operations, shareholders' equity (net capital deficiency), and cash flows for each of the two years in the period ended March 31, 1999, and for the nine-month period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of New Focus, Inc. at March 31, 1999 and December 31, 1999, and the consolidated results of its operations and its cash flows for each of the two years in the period ended March 31, 1999, and for the nine-month period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          ERNST & YOUNG LLP
San Jose, California
February 25, 2000, except as to Note 12,
as to which the date is April   , 2000
--------------------------------------------------------------------------------

The foregoing report is in the form that will be signed upon the completion of the Company's reincorporation in the state of Delaware.

                                          /s/ ERNST & YOUNG LLP
San Jose, California
April 24, 2000

                                NEW FOCUS, INC.

                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                     ASSETS

                                                                                                       UNAUDITED PRO FORMA
                                                                                                       STOCKHOLDERS' EQUITY
                                                              MARCH 31,   DECEMBER 31,    MARCH 31,         MARCH 31,
                                                                1999          1999          2000               2000
                                                              ---------   ------------   -----------   --------------------
                                                                                         (UNAUDITED)
Current assets:
  Cash and cash equivalents.................................   $    51      $ 28,067      $ 12,392
  Accounts receivable, less allowance for doubtful accounts
    of $135 at March 31, 1999 $160 at December 31, 1999 and
    $663 at March 31, 2000..................................     2,064         3,102         4,797
  Unbilled receivables......................................       192           121            32
  Inventories...............................................     3,654         6,217         8,748
  Prepaid expenses and other current assets.................       141           243           913
                                                               -------      --------      --------
      Total current assets..................................     6,102        37,750        26,882
Fixed assets, net...........................................     1,880         6,895        11,810
Other assets, net of accumulated amortization of $29 at
  March 31, 1999, $56 at December 31, 1999 and $67 at March
  31, 2000..................................................       258           207         1,694
                                                               -------      --------      --------
      Total assets..........................................   $ 8,240      $ 44,852        40,386
                                                               =======      ========      ========

                               LIABILITIES AND STOCKHOLDERS' EQUITY (NET CAPITAL DEFICIENCY)
Current liabilities:
  Loans payable to bank.....................................   $ 1,755      $     --            --
  Accounts payable..........................................     1,788         5,658         7,391
  Accrued expenses..........................................     1,567         2,540         2,758
  Deferred research and development funding.................       250           250            --
  Current portion of long-term debt.........................       263           276           272
                                                               -------      --------      --------
      Total current liabilities.............................     5,623         8,724        10,421
Notes payable to stockholder/director.......................     2,305            --            --
Accrued interest to stockholder/director....................       117            --            --
Long-term debt, less current portion........................       588           368           315
Deferred rent...............................................       790           747           782
Commitments and contingencies
  Stockholders' equity (net capital deficiency):
  Series A through G convertible preferred stock, $0.001 par value:
    Authorized shares -- 44,083,326
    Issued and outstanding shares -- 20,737,000 at March 31,
      1999 and 41,939,144 at December 31, 1999 and March 31,
      2000 (liquidation preference of $99,340 at December
      31, 1999 and March 31, 2000)..........................        21            42            42           $     --
  Common stock, $0.001 par value:
    Authorized shares -- 80,000,000
    Issued and outstanding shares -- 2,410,380 at March 31,
      1999, 2,578,824 at December 31, 1999, 11,282,600 at
      March 31, 2000 and 53,221,744 pro forma...............         2             2            11                 53
  Additional paid-in capital................................     6,627        51,168        90,646             90,646
  Notes receivable from stockholders........................        --            --        (4,128)            (4,128)
  Deferred compensation.....................................        --          (689)      (29,732)           (29,732)
  Accumulated deficit.......................................    (7,833)      (15,510)      (27,971)           (27,971)
                                                               -------      --------      --------           --------
      Total stockholders' equity (net capital deficiency)...    (1,183)       35,013        28,868           $ 28,868
                                                               -------      --------      --------           ========
      Total liabilities and stockholders' equity (net
         capital deficiency)................................   $ 8,240      $ 44,852      $ 40,386
                                                               =======      ========      ========

                            See accompanying notes.

                                NEW FOCUS, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               NINE MONTHS         THREE MONTHS ENDED
                                     YEARS ENDED MARCH 31,        ENDED        --------------------------
                                     ----------------------    DECEMBER 31,     JUNE 30,       MARCH 31,
                                       1998         1999           1999           1999           2000
                                     ---------    ---------    ------------    -----------    -----------
                                                                               (UNAUDITED)    (UNAUDITED)
Net revenues.......................   $15,482      $17,285       $18,101         $ 4,581       $  9,782
Cost of net revenues(1)............     8,186        9,225        12,525           2,821         10,786
                                      -------      -------       -------         -------       --------
Gross profit.......................     7,296        8,060         5,576           1,760         (1,004)
Operating expenses:
  Research and development(2)......     6,188        9,115         8,386           1,908          4,144
  Less funding received from
     research and development
     contracts.....................    (2,467)      (1,736)       (1,034)           (316)          (535)
                                      -------      -------       -------         -------       --------
  Net research and development.....     3,721        7,379         7,352           1,592          3,609
  Sales and marketing(3)...........     2,193        2,987         2,982             926          1,100
  General and administrative(4)....     1,355        2,360         2,704             605          1,424
  Deferred compensation............        --           --           132               9          5,548
                                      -------      -------       -------         -------       --------
     Total operating expenses......     7,269       12,726        13,170           3,132         11,681
                                      -------      -------       -------         -------       --------
Operating income (loss)............        27       (4,666)       (7,594)         (1,372)       (12,685)
Interest expense...................      (328)        (327)         (176)           (103)            (5)
Other income, net..................        25           24            95               8            229
                                      -------      -------       -------         -------       --------
Loss before provision for income
  taxes............................      (276)      (4,969)       (7,675)         (1,467)       (12,461)
Provision for income taxes.........        10            2             2              --             --
                                      -------      -------       -------         -------       --------
     Net loss......................   $  (286)     $(4,971)      $(7,677)        $(1,467)      $(12,461)
                                      =======      =======       =======         =======       ========
Historical basic and diluted net
  loss per share...................   $ (0.25)     $ (2.18)      $ (3.11)        $ (0.61)      $  (2.12)
                                      =======      =======       =======         =======       ========
Shares used to compute historical
  basic and diluted net loss per
  share............................     1,148        2,284         2,468           2,419          5,891
                                      =======      =======       =======         =======       ========
Pro forma basic and diluted net
  loss per share...................                              $ (0.24)        $ (0.06)      $  (0.26)
                                                                 =======         =======       ========
Shares used to compute pro forma
  basic and diluted net loss per
  share............................                               32,223          25,184         47,830
                                                                 =======         =======       ========

-------------------------
(1) Excluding $62 and $1,283 in amortization of deferred stock based compensation for the nine months ended December 31, 1999 and three months ended March 31, 2000, respectively

(2) Excluding $54 and $1,013 in amortization of deferred stock based compensation for the nine months ended December 31, 1999 and three months ended March 31, 2000, respectively

(3) Excluding $10 and $205 in amortization of deferred stock based compensation for the nine months ended December 31, 1999 and three months ended March 31, 2000, respectively

(4) Excluding $6 and $3,047 in amortization of deferred stock based compensation for the nine months ended December 31, 1999 and three months ended March 31, 2000, respectively

                            See accompanying notes.

                                NEW FOCUS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                            (NET CAPITAL DEFICIENCY)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                       CONVERTIBLE                                             NOTES
                                     PREFERRED STOCK        COMMON STOCK       ADDITIONAL    RECEIVABLE
                                   -------------------   -------------------    PAID-IN         FROM         DEFERRED
                                     SHARES     AMOUNT     SHARES     AMOUNT    CAPITAL     STOCKHOLDERS   COMPENSATION
                                   ----------   ------   ----------   ------   ----------   ------------   ------------
Balance at March 31, 1997........  16,160,000    $16      1,127,180    $ 1      $ 2,128       $    --        $     --
  Issuance of common stock from
    exercise of options..........          --     --        157,716     --           16            --              --
  Repurchase of common stock.....          --     --         (8,996)    --           (1)           --              --
  Net loss.......................          --     --             --     --           --            --              --
                                   ----------    ---     ----------    ---      -------       -------        --------
Balance at March 31, 1998........  16,160,000     16      1,275,900      1        2,143            --              --
  Issuance of Series C preferred
    stock, net of issuance cost
    of $16.......................     600,000      1             --     --          493            --              --
  Issuance of Series D preferred
    stock, net of issuance cost
    of $54.......................   3,977,000      4             --     --        3,919            --              --
  Issuance of common stock from
    exercise of options..........          --     --      1,443,444      1          187            --              --
  Repurchase of common stock.....          --     --       (308,964)    --         (193)           --              --
  Warrant issued to long-term
    creditor.....................          --     --             --     --           78            --              --
  Net loss.......................          --     --             --     --           --            --              --
                                   ----------    ---     ----------    ---      -------       -------        --------
Balance at March 31, 1999........  20,737,000     21      2,410,380      2        6,627            --              --
  Issuance of Series E preferred
    stock, net of issuance cost
    of $489......................  10,857,616     11             --     --       12,526            --              --
  Issuance of Series F preferred
    stock, net of issuance cost
    of $28.......................   1,113,800      1             --     --        1,307            --              --
  Issuance of Series G preferred
    stock, net of issuance cost
    of $160......................   9,230,728      9             --     --       29,832            --              --
  Issuance of common stock from
    exercise of options..........          --     --        168,444     --           55            --              --
  Deferred compensation..........          --     --             --     --          821            --            (821)
  Amortization of deferred
    compensation.................          --     --             --     --           --            --             132
  Net loss.......................          --     --             --     --           --            --              --
                                   ----------    ---     ----------    ---      -------       -------        --------
Balance at December 31, 1999.....  41,939,144     42      2,578,824      2       51,168            --            (689)
  Issuance of common stock from
    exercise of options
    (unaudited)..................          --     --      8,587,776      9        4,679        (4,128)             --
  Issuance of stock in connection
    with business acquisition
    (unaudited)..................          --     --        116,000     --        1,508            --          (1,300)
  Deferred compensation
    (unaudited)..................          --     --             --     --       33,291            --         (33,291)
  Amortization of deferred
    compensation (unaudited).....          --     --             --     --           --            --           5,548
  Net loss (unaudited)...........          --     --             --     --           --            --              --
                                   ----------    ---     ----------    ---      -------       -------        --------
Balance at March 31, 2000
  (unaudited)....................  41,939,144    $42     11,282,600    $11      $90,646       $(4,128)       $(29,732)
                                   ==========    ===     ==========    ===      =======       =======        ========


                                   ACCUMULATED
                                     DEFICIT      TOTAL
                                   -----------   --------
Balance at March 31, 1997........   $ (2,576)    $   (431)
  Issuance of common stock from
    exercise of options..........         --           16
  Repurchase of common stock.....         --           (1)
  Net loss.......................       (286)        (286)
                                    --------     --------
Balance at March 31, 1998........     (2,862)        (702)
  Issuance of Series C preferred
    stock, net of issuance cost
    of $16.......................         --          494
  Issuance of Series D preferred
    stock, net of issuance cost
    of $54.......................         --        3,923
  Issuance of common stock from
    exercise of options..........         --          188
  Repurchase of common stock.....         --         (193)
  Warrant issued to long-term
    creditor.....................         --           78
  Net loss.......................     (4,971)      (4,971)
                                    --------     --------
Balance at March 31, 1999........     (7,833)      (1,183)
  Issuance of Series E preferred
    stock, net of issuance cost
    of $489......................         --       12,537
  Issuance of Series F preferred
    stock, net of issuance cost
    of $28.......................         --        1,308
  Issuance of Series G preferred
    stock, net of issuance cost
    of $160......................         --       29,841
  Issuance of common stock from
    exercise of options..........         --           55
  Deferred compensation..........         --           --
  Amortization of deferred
    compensation.................         --          132
  Net loss.......................     (7,677)      (7,677)
                                    --------     --------
Balance at December 31, 1999.....    (15,510)      35,013
  Issuance of common stock from
    exercise of options
    (unaudited)..................         --          560
  Issuance of stock in connection
    with business acquisition
    (unaudited)..................         --          208
  Deferred compensation
    (unaudited)..................         --           --
  Amortization of deferred
    compensation (unaudited).....         --        5,548
  Net loss (unaudited)...........    (12,461)     (12,461)
                                    --------     --------
Balance at March 31, 2000
  (unaudited)....................   $(27,971)    $ 28,868
                                    ========     ========

                            See accompanying notes.

                                NEW FOCUS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                            THREE MONTHS ENDED
                                                  YEARS ENDED MARCH     NINE MONTHS     --------------------------
                                                         31,               ENDED
                                                  ------------------    DECEMBER 31,     JUNE 30,       MARCH 31,
                                                   1998       1999          1999           1999           2000
                                                  -------    -------    ------------    -----------    -----------
                                                                                        (UNAUDITED)    (UNAUDITED)
OPERATING ACTIVITIES
Net loss........................................  $  (286)   $(4,971)     $(7,677)        $(1,467)      $(12,461)
Adjustments to reconcile net loss to net cash
  used in operating activities:
  Depreciation of fixed assets..................      475        588          756             167            548
  Amortization of intangibles...................       41         10           27               9             11
  Amortization of deferred compensation.........       --         --          132               9          5,548
  Deferred rent.................................      184         --          (43)            (11)            35
  Changes in operating assets and liabilities:
    Accounts receivable and unbilled
       receivables..............................   (1,231)       372         (967)           (127)        (1,606)
    Inventories.................................   (1,515)       184       (2,563)           (218)        (2,531)
    Prepaid expenses and other current assets...      (78)        93         (102)            (41)          (670)
    Accounts payable............................    1,137       (884)       3,870             585          1,733
    Accrued expenses and accrued interest to
       stockholder..............................      440        697          856            (310)           218
    Deferred research and development funding...      250         --           --              --           (250)
                                                  -------    -------      -------         -------       --------
Net cash used in operating activities...........     (583)    (3,911)      (5,711)         (1,404)        (9,425)
INVESTING ACTIVITIES
Acquisition of property and equipment...........     (396)    (1,359)      (5,771)           (910)        (5,463)
Decrease (increase) in other assets.............       17          2           24              --         (1,290)
                                                  -------    -------      -------         -------       --------
Net cash used in investing activities...........     (379)    (1,357)      (5,747)           (910)        (6,753)
FINANCING ACTIVITIES
Proceeds from notes payable to stockholders.....      400        200           --              --             --
Proceeds from issuance of preferred stock.......       --      4,217       43,686          12,568             --
Proceeds from equipment loan....................       --        800           --              --             --
Proceeds from capital lease obligations.........       --         35           --              --             --
Payments on notes payable.......................      (19)       (21)      (2,305)             --             --
Payments on bank loan...........................     (828)    (1,772)      (3,000)         (1,800)            --
Proceeds from bank loans........................    1,395      1,755        1,245              --             --
Payments on equipment loan......................       --        (50)        (195)             --            (57)
Payments under capital lease obligations........      (55)       (36)         (12)             (3)            --
Proceeds from exercise of stock options.........       16        188           55              41            560
Repurchase of common stock......................       (1)      (193)          --              --             --
                                                  -------    -------      -------         -------       --------
Net cash provided by financing activities.......      908      5,123       39,474          10,806            503
                                                  -------    -------      -------         -------       --------
Increase (decrease) in cash.....................      (54)      (145)      28,016           8,492        (15,675)
Cash at beginning of period.....................      250        196           51              (5)        28,067
                                                  -------    -------      -------         -------       --------
Cash at end of period...........................  $   196    $    51      $28,067         $ 8,487       $ 12,392
                                                  =======    =======      =======         =======       ========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW
  INFORMATION
Cash paid for interest..........................  $   174    $   155      $   188         $   103       $      5
SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING
  ACTIVITIES
Promissory note payable converted to equity.....  $    --    $   200      $    --         $    --       $     --
Interest on note converted to principal.........  $    --    $   680      $    --         $    --       $     --
Warrant issued to long-term creditor............  $    --    $    78      $    --         $    --       $     --
Stock issued in business acquisition............  $    --    $    --      $    --         $    --       $    208

                            See accompanying notes.

                                NEW FOCUS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
        (INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED
                 MARCH 31, 2000 AND JUNE 30, 1999 IS UNAUDITED)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

     New Focus, Inc. (the Company) was incorporated in California on April 17, 1990. The Company is engaged in developing, manufacturing, and marketing telecommunications equipment and photonics products primarily for use in the telecommunications and research markets.

Basis of Presentation

     The consolidated financial statements include the Company and its wholly owned subsidiaries. All intercompany transactions and balances have been eliminated.

     During 1999, the Company changed its year end to December 31, 1999 from March 31, 2000. Beginning in 2000, the Company maintains a fifty-two/fifty-three week fiscal year cycle ending on the Sunday closest to December 31. For convenience, the accompanying financial statements have been shown as ending on the last day of the calendar month.

     As of March 31, 2000, the Company had working capital of $16,461,000. For the nine-month period ended December 31, 1999 and the three-month period ended March 31, 2000, the Company used cash of $5.7 million and $9.4 million, respectively in its operating activities. Management believes that, to the extent existing resources and anticipated revenues are insufficient to fund the Company's planned activities, additional debt or equity financing will be available from existing investors and others.

Cash Equivalents

     Cash equivalents consist of a money market fund. For purposes of the accompanying statements of cash flows, the Company considers all liquid instruments with an original maturity date of three months or less to be cash equivalents. The fair value, based on quoted market prices of the cash equivalents, is substantially equal to their carrying value at March 31, 1999, December 31, 1999, and March 31, 2000.

Inventories

     Inventories are stated at the lower of cost or market on a first-in, first-out basis. Inventories consist of the following:

                                            MARCH 31,    DECEMBER 31,    MARCH 31,
                                              1999           1999          2000
                                            ---------    ------------    ---------
                                                        (IN THOUSANDS)
Raw Materials.............................   $1,994         $3,247        $4,827
Work in Progress..........................      372          1,283         2,457
Finished Goods............................    1,288          1,687         1,464
                                             ------         ------        ------
Total.....................................   $3,654         $6,217        $8,748
                                             ======         ======        ======

Fixed Assets

     The Company records its property and equipment at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years. Amortization is computed on leasehold improvements using the straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease.

                                NEW FOCUS, INC.

        (INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED
                 MARCH 31, 2000 AND JUNE 30, 1999 IS UNAUDITED)

Other Assets

     Other assets consist primarily of deposits as well as intangible assets. Intangible assets, consisting of goodwill and debt issuance costs from warrants relating to the Company's equipment line are amortized over their estimated useful lives of approximately three years.

     In connection with the Company's acquisition in July 1996 of Palo Alto Research Corporation, the Company issued a $110,000 note payable, bearing interest at 6.74%, to the former owner of the business in exchange for $48,000 in fixed assets and $9,000 in inventory. The remaining $53,000 in the purchase price was classified as goodwill and is being amortized over four years. The terms of the note require the Company to repay this debt over four years with annual installments of $25,000 including interest. At December 31, 1999, the Company owed $23,400 in principal on this note.

Advertising Expenses

     The cost of advertising is expensed as incurred. The Company's advertising costs for the fiscal years ended March 31, 1998 and 1999, the nine-month period ended December 31, 1999 and for the three-month periods ended June 30, 1999 and March 31, 2000 were approximately $316,000, $342,000, $257,000, $40,000 and
$58,000, respectively.

Revenue Recognition

     Product revenue is recorded upon shipment provided there are no significant remaining obligations and collectibility is probable. The Company provides an allowance for estimated returns of defective products.

Research and Development

     Company-sponsored research and development costs as well as costs related to research and development contracts are currently expensed. Total expenditures for research and development in fiscal 1998 and 1999, the nine-month period ended December 31, 1999 and the three-month periods ended June 30, 1999 and March 31, 2000 were $6,188,000, $9,115,000, $8,386,000, $1,908,000 and
$4,144,000, respectively. Funding earned under the contractual terms of the research and development contracts is netted against research and development costs, which were $2,467,000, $1,736,000, $1,034,000, $316,000 and $535,000 for
the fiscal years ended March 31, 1998 and 1999, the nine-month period ended December 31, 1999, and for the three-month periods ended June 30, 1999 and March 31, 2000, respectively. The funding relates to various arrangements, primarily with government agencies, whereby the Company is reimbursed for substantially all of its costs incurred under the related project. Unbilled receivables reflect the costs incurred under these contracts that have yet to be billed at the balance sheet date.

Unaudited Pro Forma Stockholders' Equity

     If the offering contemplated by the Company is consummated, all of the convertible preferred stock outstanding as of the closing date will automatically be converted into 41,939,144 shares of common stock based on the shares of convertible preferred stock outstanding at March 31, 2000. The unaudited pro forma stockholders' equity reflects this conversion.

Stock-Based Compensation

     The Company accounts for stock-based awards to employees under the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to

                                NEW FOCUS, INC.

        (INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED
                 MARCH 31, 2000 AND JUNE 30, 1999 IS UNAUDITED)

Employees" (APB 25), and has adopted the disclosure-only alternative of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" (FAS 123).

Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

Comprehensive Income

     Effective April 1, 1998, the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" (FAS 130). FAS 130 established rules for reporting and displaying comprehensive income. The Company's comprehensive net loss was the same as its net loss for the years ended March 31, 1998 and 1999, the nine months ended December 31, 1999, and the three-months ended June 30, 1999 and March 31, 2000.

Interim Financial Information

     The interim financial information at March 31, 2000 and for the three-month periods ended June 30, 1999 and March 31, 2000 is unaudited but, in the opinion of management, includes all adjustments, consisting only of normal recurring accruals, which the Company considers necessary for a fair presentation of the financial position and results of operations for the interim periods. The results of operations for the three-month periods ended March 31, 2000 are not necessarily indicative of the results to be expected for the full fiscal year.

Recent Accounting Pronouncements

     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" (FAS 133). FAS 133 provides a comprehensive and consistent standard for the recognition and measurement of derivatives and hedging activities. In June 1999, the Board issued FAS 137, "Accounting for Derivative Instruments and Hedging Activities -- Deferral of the Effective Date of FASB Statement No. 133", which deferred the effective date of FAS 133 until fiscal years beginning after June 15, 2000. The Company believes that the adoption of FAS 133 will not have a significant impact on the Company's operating results or cash flows.

2. CONCENTRATION OF CREDIT RISK

     The Company sells to a large number of companies in the telecommunications and photonics research markets. The Company performs ongoing credit evaluations of its customers and does not require collateral. The Company provides reserves for potential credit losses, and such losses have been within management's expectations.

     Financial instruments that potentially subject the Company to significant concentrations of credit risks consist principally of cash, cash equivalents and accounts receivable. The Company places its cash equivalents in high-credit quality financial institutions. The Company is exposed to credit risk in the event of default by these institutions to the extent of the amount recorded on the balance sheet. As of December 31, 1999 and March 31, 2000 all money market funds are invested in a single fund.

                                NEW FOCUS, INC.

        (INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED
                 MARCH 31, 2000 AND JUNE 30, 1999 IS UNAUDITED)

3. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following:

                                                    MARCH 31,    DECEMBER 31,    MARCH 31,
                                                      1999           1999          2000
                                                    ---------    ------------    ---------
                                                                (IN THOUSANDS)
Manufacturing and development equipment...........   $ 2,250       $ 6,404        $ 9,917
Computer software and equipment...................     1,282         1,787          2,424
Office equipment..................................       166           259            625
Leasehold improvements............................       213         1,120          2,076
Construction in Progress..........................        --            91             82
                                                     -------       -------        -------
                                                       3,911         9,661         15,124
Less accumulated depreciation and amortization....    (2,031)       (2,766)        (3,314)
                                                     -------       -------        -------
                                                     $ 1,880       $ 6,895        $11,810
                                                     =======       =======        =======

4. DEBT

Note payable to stockholder/director

     The Company had unsecured promissory notes payable to Dr. Milton Chang, one of the founders and a member of the Board of Directors. On July 21, 1998, the principal and interest outstanding was rolled over into a new promissory note issued with interest at 7.35% per annum. At March 31, 1999, the Company had borrowings outstanding under this arrangement of $2,305,000 and owed interest of $117,000. The promissory note and its related interest were repaid during the nine-month period ended December 31, 1999.

Loan Payable to Bank

     On October 19, 1998, the Company entered into a revolving line of credit agreement with a bank. At March 31, 1999, the Company had borrowings under this arrangement amounting to $1,755,000 at an interest rate of 8.625%. The line was repaid during the nine-month period ended December 31, 1999. At December 31, 1999, the line of credit agreement had expired.

Equipment Loan Payable

     On February 9, 1999, the Company entered into an agreement for an equipment loan facility for a maximum of $2,000,000, which expired on December 31, 1999. The loan facility charges interest at 8.4% per annum and has a termination payment for 10% of the original principal amount. Certain equipment of the Company secures the loan facility. Under the terms of this agreement the Company is restricted from paying cash dividends, until the time it has completed a qualified initial public offering of not less than $20,000,000. At March 31, 1999, the Company had borrowed $800,000 under this loan facility of which $750,000 and $598,000, and $543,000 was outstanding at March 31, 1999, December 31, 1999, and March 31, 2000 respectively.

                                NEW FOCUS, INC.

        (INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED
                 MARCH 31, 2000 AND JUNE 30, 1999 IS UNAUDITED)

     Future minimum payments on this facility at December 31, 1999 are as follows:

                                                 (IN THOUSANDS)
2000...........................................       $231
2001...........................................        265
2002...........................................        102
                                                      ----
Total..........................................       $598
                                                      ====

     The Company will pay $45,000 in 2000 and $1,000 in 2001 in relation to other long-term debt facilities outstanding at December 31, 1999.

5. COMMITMENTS AND CONTINGENCIES

Operating Leases

     The Company leases its facilities and certain equipment under noncancelable operating lease agreements that expire at various dates from fiscal 2000 through fiscal 2007. Net rental expense for these leases aggregated $444,000, $440,000, $383,000, 99,000 and 220,000 for the fiscal years ended March 31, 1998 and 1999, the nine-month period ended December 31, 1999, and the three-month periods ended June 30, 1999 and March 31, 2000 respectively. These amounts are net of $230,000, $2 55,000, $91,000, $68,000 and $0 of sublease income for the fiscal years ended March 31, 1998 and 1999, the nine-month period ended December 31, 1999 and the three-month periods ended June 30, 1999 and March 31, 2000.

     Future minimum lease payments under noncancelable operating leases are as follows (in thousands):

                                       DECEMBER 31,    MARCH 31,
                                           1999          2000
                                       ------------    ---------
2000.................................    $ 1,405        $  1,668
2001.................................      1,964           2,691
2002.................................      2,016           2,748
2003.................................      2,061           2,798
2004.................................      2,132           2,874
Thereafter...........................      3,340           4,188
                                         -------        --------
Total minimum payments...............    $12,918        $ 16,967
                                         =======        ========

     In the three-month periods ended March 31, 2000 the Company entered into new leases in Wisconsin and China.

Litigation

     On December 8, 1999, Kaifa Technology, Inc., recently acquired by E-Tek Dynamics, Inc., filed a complaint against the Company for patent infringement in the United States District Court, for the Northern District of California. In addition to maintaining its original claim of patent infringement against the Company, Kaifa has asserted other claims against the Company and several of its employees, including claims of intentional and negligent interference with contract, trade secret misappropriation, unfair competition and breach of contract. Kaifa is seeking a declaratory judgment, damages, injunctive relief and attorney's fees. On February 23, 2000, the Company filed a motion to dismiss several of Kaifa's claims against it. On the same date, certain of the employees named in the complaint also filed a motion to dismiss Kaifa's complaint against them. These motions are scheduled to be heard on May 5, 2000. The Company intends to defend the action vigorously. If the Company is unsuccessful in defending this action,

                                NEW FOCUS, INC.

        (INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED
                 MARCH 31, 2000 AND JUNE 30, 1999 IS UNAUDITED)

any remedies awarded to Kaifa may have a material adverse effect on the Company. Furthermore, defending this action will be costly and divert management's attention regardless of whether the action is successfully defended.

     In addition, the Company is subject to various claims which arise in the normal course of business. In the opinion of management, the ultimate disposition of these claims will not have a material adverse effect on the position of the Company.

 6. EMPLOYEE BENEFIT PLAN

     The Company sponsors a 401(k) Profit Sharing Plan that allows voluntary contributions by employees who have six months or more of service. Eligible employees may elect to contribute up to the maximum allowed under the Internal Revenue Service regulations.

     The Company made matching contributions of a participant's salary deferral of 10%, 25%, and 25% and recognized costs of $26,000, $131,000 and $125,000 related to this plan in the fiscal years ended March 31, 1998 and 1999 and the nine-month period ended December 31, 1999, respectively.

 7. INCOME TAXES

     The difference between the provision for income taxes and the amount computed by applying the federal statutory income tax rate (34%) to loss before provision for income taxes is explained below (in thousands):

                                                                YEARS ENDED      NINE MONTHS
                                                                 MARCH 31,          ENDED
                                                              ---------------    DECEMBER 31,
                                                              1998     1999          1999
                                                              ----    -------    ------------
Tax (benefit) at federal statutory rate.....................  $(94)   $(1,689)     $(2,609)
Loss for which no tax benefit is currently recognizable.....    94      1,689        2,609
State taxes.................................................     2          2            2
Alternate minimum taxes.....................................     8         --           --
                                                              ----    -------      -------
Total provision.............................................  $ 10    $     2      $     2
                                                              ====    =======      =======

     Significant components of the Company's deferred tax assets are as follows:

                                                                 MARCH 31,
                                                             ------------------    DECEMBER 31,
                                                              1998       1999          1999
                                                             -------    -------    ------------
                                                                       (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards.........................  $   121    $ 1,469      $ 4,363
  Tax credit carryforwards.................................      788      1,044        1,428
  Capitalized research and development.....................      340        390          786
  Other individually immaterial items......................      735      1,097          501
                                                             -------    -------      -------
Total deferred tax assets..................................    1,984      4,000        7,078
Valuation allowance........................................   (1,984)    (4,000)      (7,078)
                                                             -------    -------      -------
Net deferred tax assets....................................  $    --    $    --      $    --
                                                             =======    =======      =======

     The valuation allowance increased by $3,078,000 during the nine-month period ended December 31, 1999, and $2,016,000 for the three-month period ended March 31, 1999. Approximately $260,000 of the

                                NEW FOCUS, INC.

        (INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED
                 MARCH 31, 2000 AND JUNE 30, 1999 IS UNAUDITED)

valuation allowance for deferred tax assets relates to benefits of stock option deductions which, when recognized, will be allocated directly to additional paid in capital.

     Financial Accounting Standards Board Statement No. 109 provides for the recognition of deferred tax assets if realization of such assets is more likely than not. Based upon the weight of available evidence, which included the Company's historical operating performance and the reported cumulative net losses in all prior years, the Company has provided a full valuation allowance against its net deferred tax assets.

     As of December 31, 1999 the Company had federal and state net operating loss carryforwards of approximately $12,000,000 and $400,000, respectively. As of December 31, 1999, the Company also had federal and state research and development tax credit carryforwards of approximately $900,000 and $700,000, respectively. The net operating loss and tax credit carryforwards will expire at various dates beginning in 2004 through 2019, if not utilized.

     Utilization of the net operating loss and tax credit carryforwards may be subject to substantial annual limitations due to the ownership change limitations provided by the Internal Revenue Code and similar state provisions. The annual limitation may result in the expiration of net operating losses and tax credit carryforwards before utilization.

8. STOCKHOLDERS' EQUITY

Stock Split

     On August 20, 1999 the Company's Board of Directors and stockholders approved a two-for-one stock split of the Company's common and preferred stock. On February 9, 2000 the Company's Board of Directors and stockholders approved another two-for-one stock split of the Company's common and preferred stock. All preferred stock, common stock, common equivalent shares, and per share amounts have been adjusted retroactively to give effect to the stock splits.

                                NEW FOCUS, INC.

        (INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED
                 MARCH 31, 2000 AND JUNE 30, 1999 IS UNAUDITED)

Preferred Stock

     Preferred stock consists of the following:

                                                              MARCH 31,     DECEMBER 31,
                                                                 1999           1999
                                                              ----------    ------------
Series A:
  Authorized, issued and outstanding shares.................  15,160,000      15,160,000
                                                              ==========    ============
Series B:
  Authorized, issued, and outstanding shares................   1,000,000       1,000,000
                                                              ==========    ============
Series C:
  Authorized, issued, and outstanding shares................     600,000         600,000
                                                              ==========    ============
Series D:
  Authorized shares.........................................   6,000,000       6,000,000
                                                              ==========    ============
  Issued and outstanding shares.............................   3,977,000       3,977,000
                                                              ==========    ============
Series E:
  Authorized shares.........................................                  10,978,756
                                                                            ============
  Issued and outstanding shares.............................                  10,857,616
                                                                            ============
Series F:
  Authorized shares.........................................                   1,113,800
                                                                            ============
  Issued and outstanding shares.............................                   1,113,800
                                                                            ============
Series G:
  Authorized shares.........................................                   9,230,770
                                                                            ============
  Issued and outstanding shares.............................                   9,230,728
                                                                            ============

     All preferred stock series are convertible into common stock at the option of the stockholder on a one-for-one basis subject to antidilution adjustments. Conversion is mandatory concurrent with a qualified initial public offering of not less than $15,000,000 and a per share price of not less than $3.75. Such conversion can occur for Series A, B and C convertible preferred stock upon the consent of the holders of a majority of the then outstanding shares of convertible preferred stock voting as a single class. Such conversion can occur for Series D, E, F and G convertible preferred stock upon the consent of the holders of a majority of the then outstanding shares of Series D, E, F and G convertible preferred stock voting as a single class. The preferred stockholders have voting rights equal to the voting rights of the common stockholders on an as-if-converted basis.

     The Series D, E, F, and G preferred stockholders are entitled to dividends, prior and in preference to any other dividends payable, at the rate of $0.08, $0.095, $0.095, and $0.26 per share, respectively. The dividends are noncumulative until and unless the Company has not closed a qualified initial public offering or the Series D, E, F, and G preferred stock has not been converted into common stock by December 31, 2000. In this respect, the dividends will begin to accumulate beginning January 1, 2002 at the same dividend rate and will be due and payable quarterly in arrears. After payment of dividends to Series D, E, F, and G preferred stockholders, Series A, B, and C preferred stockholders are entitled to noncumulative dividends, when and if declared by the Board of Directors, at an annual amount of $0.01, $0.02, and $0.0275 per share, respectively. Such dividends have a preference over the payment of dividends on common stock.

                                NEW FOCUS, INC.

        (INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED
                 MARCH 31, 2000 AND JUNE 30, 1999 IS UNAUDITED)

     In the event of liquidation, payment will be made to Series D, E, F, and G preferred stockholders, prior and in preference to any other stockholders, for the purchase price of $1.00, $1.20, $1.20, and $3.25 per share, respectively, plus all declared and unpaid dividends. Subsequent to this payment, the Series A, B, C, D, E, F, and G preferred stockholders are entitled to a liquidation preference distribution of $0.125, $0.25, $0.85, $1.00, $1.20, $1.20, and $3.25
per share, respectively, plus all declared and unpaid dividends. Any amounts in excess of this amount will be distributed to common stockholders.

Stock Option Plans

     Under its 1990 Incentive Stock Option Plan, the Company may grant incentive stock options and nonstatutory stock options to employees, directors, and consultants. Under its 1998 Stock Plan, the Company may grant options and stock purchase rights to employees and consultants provided that incentive stock options may only be granted to employees. During the year ended December 31, 1999, the Company established the 1999 Stock Option Plan. Under its 1999 Stock Plan, the Company may grant options and stock purchase rights to employees and consultants provided that incentive stock options may only be granted to employees. Options may be granted to purchase common stock at an exercise price of not less than 100% of the fair value of the stock at the date of grant as determined by the Board of Directors. Generally, options vest ratably over five years and expire after ten years.

     The following table summarizes activity under the 1990, 1998 and 1999 Stock
Plans:

                                                                                        WEIGHTED
                                                            OPTIONS                     AVERAGE
                                                           AVAILABLE       OPTIONS      EXERCISE
                                                           FOR GRANT     OUTSTANDING     PRICE
                                                           ----------    -----------    --------
Balance at March 31, 1997................................   1,944,000     5,230,000      $0.21
  Granted................................................  (2,948,000)    2,948,000      $0.48
  Exercised..............................................          --      (158,000)     $0.10
  Canceled...............................................   1,220,000    (1,220,000)     $0.37
  Repurchased............................................       8,000            --      $0.15
                                                           ----------    ----------
Balance at March 31, 1998................................     224,000     6,800,000      $0.30
  Authorized.............................................   3,200,000            --      $  --
  Granted................................................  (2,984,000)    2,984,000      $0.62
  Exercised..............................................          --    (1,443,000)     $0.13
  Canceled...............................................     208,000      (208,000)     $0.41
  Repurchased............................................     308,000            --      $0.63
                                                           ----------    ----------
Balance at March 31, 1999................................     956,000     8,133,000      $0.44
  Authorized.............................................   5,400,000            --         --
  Granted................................................    (692,000)      692,000      $0.63
  Exercised..............................................                  (168,000)     $0.33
  Canceled...............................................     218,000      (218,000)     $0.55
                                                           ----------    ----------
Balance at December 31, 1999.............................   5,882,000     8,439,000      $0.45
  Granted................................................  (3,916,000)    3,916,000      $0.92
  Exercised..............................................          --    (7,787,000)     $0.60
  Cancelled..............................................      81,000       (81,000)     $0.60
                                                           ----------    ----------      -----
Balance at March 31, 2000................................   2,047,000     4,487,000      $0.60
                                                           ==========    ==========      =====
Options exercisable at March 31, 1998....................                 3,076,000      $0.10
                                                                         ==========
Options exercisable at March 31, 1999....................                 2,660,000      $0.22
                                                                         ==========
Options exercisable at December 31, 1999.................                 3,881,000      $0.33
                                                                         ==========

                                NEW FOCUS, INC.

        (INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED
                 MARCH 31, 2000 AND JUNE 30, 1999 IS UNAUDITED)

     The weighted average fair value of options granted in the fiscal years ended March 31, 1998 and 1999 and for the nine-month period ended December 31, 1999 was $0.48, $0.55, and $0.56, respectively.

     The following summarizes option information relating to outstanding options under the plans as of December 31, 1999:

                             OPTIONS OUTSTANDING
                     ------------------------------------    OPTIONS EXERCISABLE
                                    WEIGHTED                ----------------------
                                     AVERAGE     WEIGHTED                 WEIGHTED
                                    REMAINING    AVERAGE                  AVERAGE
      RANGE OF         NUMBER      CONTRACTUAL   EXERCISE     NUMBER      EXERCISE
   EXERCISE PRICES   OUTSTANDING      LIFE        PRICE     EXERCISABLE    PRICE
  -----------------  -----------   -----------   --------   -----------   --------
  $0.0025 - $0.0125   1,236,000     .88 years     $0.01      1,236,000     $0.01
   $0.025 - $0.0625     165,000    4.93 years     $0.04        156,000     $0.04
   $0.375 - $0.4625   2,927,000    7.48 years     $0.45      1,445,000     $0.45
       $0.5125          715,000    8.09 years     $0.51        269,000     $0.51
       $0.625         3,396,000    8.79 years     $0.63        775,000     $0.63
                      ---------                              ---------
  $0.0025 - $0.625    8,439,000    7.04 years     $0.45      3,881,000     $0.33
                      =========                              =========

     In addition, non-plan options to purchase 800,000 shares of common stock at an exercise price of $0.0025 per share were granted to the Company's founder and Chairman of the Board in fiscal 1991 and are fully exercisable. These options were exercised during the three-month period ended March 31, 2000.

Deferred Compensation

     During the nine-month period ended December 31, 1999, and the three-month period ended March 31, 2000 the Company recorded aggregate deferred compensation of $821,000 and $34,591,000 representing the difference between the exercise price of stock options granted and the then deemed fair value of the Company's common stock. These amounts are being amortized as charges to operations, using the graded method, over the vesting periods of the individual stock options, generally five years. Under the graded method, approximately 51.53%, 24.62%, 14.16%, 7.37% and 2.32%, respectively, of each options compensation expense is recognized in each of the five years following the date of grant. For the nine-month period ended December 31, 1999, and the three-month periods ended June 30, 1999 and March 31, 2000 the Company amortized $132,000, $9,000 and $5,548,000, respectively of deferred compensation.

Pro Forma Disclosure of the Effect of Stock-Based Compensation

     The Company has elected to follow APB Opinion No. 25 and related interpretations in accounting for its employee stock options because, as discussed below, the alternative fair value accounting provided for under FAS 123 requires use of option valuation models that were not developed for use in valuing employee stock options. Under APB Opinion No. 25, when the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, there is no compensation expense recognized.

     Pro forma information regarding net loss is required by FAS 123 which also requires that the information be determined as if the Company has accounted for its employee stock options granted during the fiscal periods ended March 31, 1998 and 1999 and the nine-month periods ended December 31, 1999

                                NEW FOCUS, INC.

        (INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED
                 MARCH 31, 2000 AND JUNE 30, 1999 IS UNAUDITED)

under the fair value method of FAS 123. The fair value for these options was estimated at the date of grant using the minimum value method with the following weighted average assumptions:

                                               YEARS ENDED MARCH 31,     NINE MONTHS ENDED
                                               ----------------------      DECEMBER 31,
                                                 1998         1999             1999
                                               ---------    ---------    -----------------
Risk-free interest rate......................    5.9%         5.14%          6.0%
Dividend yield...............................     0%           0%             0%
Expected option life.........................  5.0 years    5.0 years      5.0 years

     The option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected life of the option. Because the Company's employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period, under the graded method. Because FAS 123 is applicable only to options granted subsequent to March 31, 1995, its pro forma effect will not be fully reflected until calendar year 2000 and thereafter.

     If compensation cost for the Company's stock-based compensation plan had been determined based on the fair value at the grant dates for awards under this plan consistent with the method provided for under FAS 123, then the Company's net loss would have been as indicated in the pro forma amount below:

                                                    YEARS ENDED MARCH 31,      NINE MONTHS ENDED
                                                   ------------------------      DECEMBER 31,
                                                     1998          1999              1999
                                                   ---------    -----------    -----------------
Net loss as reported.............................  $(286,000)   $(4,971,000)      $(7,677,000)
Pro forma net loss...............................  $(349,000)   $(5,116,000)      $(7,845,000)
Net loss per share as reported, basic and
  diluted........................................  $   (0.25)   $     (2.18)      $     (3.11)
Pro forma net loss per share, basic and
  diluted........................................  $   (0.30)   $     (2.24)      $     (3.18)

Warrants

     During the year ended March 31, 1999 the Company issued a warrant for the purchase of 140,000 shares of the Company's Series D preferred stock at $1.00 per share in connection with entering into an equipment loan agreement. The fair value of the warrant was determined using the Black-Scholes method and the following assumptions: expected life 5 years, exercise price $1.00, stock price on date of grant $1.00, expected dividend yield of 0%, risk free rate of 5%, and expected volatility of 0.30 to be $78,000. This amount was capitalized as debt issuance costs and is being amortized over the life of the loan. The warrant expires not earlier than December 31, 2004. The warrant incorporates antidilution protection.

     During the nine-month period ended December 31, 1999 the Company committed to issue a warrant for the purchase of 112,000 shares of the Company's Series E preferred stock at a price of $1.20 per share in return for fees associated with issuance of Series E preferred stock. The fair value of the warrant was determined using the Black-Scholes method and the following assumptions: expected life 5 years, exercise price $1.20, stock price on date of grant $1.20, expected dividend yield of 0%, risk free rate of 6%, and

                                NEW FOCUS, INC.

        (INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED
                 MARCH 31, 2000 AND JUNE 30, 1999 IS UNAUDITED)

expected volatility of 0.27 to be $48,000. This amount was offset against the proceeds of the Series E preferred stock. The warrant expires not earlier than February 9, 2005. The warrant incorporates antidilution protection.

     During the nine-month period ended December 31, 1999 the Company committed to issue a warrant to purchase 9,000 shares of the Company's Series E preferred shares at a price of $1.20 per share. The fair value of the warrant was determined using the Black-Scholes method and the following assumptions: expected life 5 years, exercise price $1.20, stock price on date of grant $1.20, expected dividend yield of 0%, risk free rate of 6%, and expected volatility of
0.27 to be $4,000. This amount was expensed in the current period. The warrant expires not earlier than February 9, 2005. The warrant incorporates antidilution protection.

Common Stock

     Common stock reserved for future issuance is as follows:

                                                       DECEMBER 31,   MARCH 31,
                                                           1999          2000
                                                       ------------   ----------
Stock option plan:
  Outstanding options................................    8,439,000     4,487,000
  Reserved for future grants.........................    5,882,000     2,047,000
                                                        ----------    ----------
                                                        14,321,000     6,534,000
Warrants for Series D preferred stock................      140,000       140,000
Warrants for Series E preferred stock................      121,000       121,000
Nonplan stock options granted........................      800,000            --
Convertible preferred stock..........................   41,939,000    41,939,000
                                                        ----------    ----------
                                                        57,321,000    48,734,000
                                                        ==========    ==========

9. SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION

     Through March 31, 1998, the Company operated as one segment. For the year ended March 31, 1999, the Company had two reportable segments: Telecom and Commercial Photonics Group (CPG). The telecom segment performs research and development, manufacturing, marketing and sales of fiber amplified products, wavelength management products, high-speed opto-electronics and tunable laser modules, which are primarily sold to manufacturers of networking and test equipment in the optical telecommunications markets. The CPG segment performs research and development, manufacturing, marketing and sales of photonic tools, which are primarily used for commercial and research applications.

     The Company evaluates performance and allocates resources based on profit or loss from operations before income taxes, excluding gains and losses on the Company's investment portfolio. The accounting policies for the reportable segments are consistent with those described in the summary of significant accounting policies. There were no intercompany sales or transfers.

                                NEW FOCUS, INC.

        (INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED
                 MARCH 31, 2000 AND JUNE 30, 1999 IS UNAUDITED)

     The Company does not segregate assets or interest expense by segment.

                                                                YEAR ENDED MARCH 31, 1999
                                                              -----------------------------
                                                              TELECOM      CPG       TOTAL
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
Revenues from external customers............................  $    45    $17,240    $17,285
Depreciation expense........................................  $   102    $   486    $   588
Operating segment profit (loss).............................  $(6,658)   $ 1,992    $(4,666)

                                                                    NINE MONTHS ENDED
                                                                    DECEMBER 31, 1999
                                                              -----------------------------
                                                              TELECOM      CPG       TOTAL
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
Revenues from external customers............................  $ 5,002    $13,099    $18,101
Depreciation expense........................................  $   289    $   467    $   756
Operating segment profit (loss).............................  $(9,087)   $ 1,625    $(7,462)

                                                                   THREE MONTHS ENDED
                                                                      JUNE 30, 1999
                                                              -----------------------------
                                                              TELECOM      CPG       TOTAL
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
Revenues from external customers............................  $   450    $ 4,131    $ 4,581
Depreciation expense........................................  $    51    $   116    $   167
Operating segment profit (loss).............................  $(1,822)   $   459    $(1,363)

                                                                   THREE MONTHS ENDED
                                                                     MARCH 31, 2000
                                                              -----------------------------
                                                              TELECOM      CPG       TOTAL
                                                              -------    -------    -------
                                                                     (IN THOUSANDS)
Revenues from external customers............................  $ 4,885    $ 4,897    $ 9,782
Depreciation expense........................................  $   319    $   229    $   548
Operating segment profit (loss).............................  $(7,794)   $   657    $(7,137)

     Operating segment profit and loss excludes amortization of deferred stock based compensation.

                                                         NINE MONTHS     THREE MONTHS    THREE MONTHS
                                          YEAR ENDED        ENDED           ENDED           ENDED
                                           MARCH 31,     DECEMBER 31,      JUNE 30,       MARCH 31,
                                             1999            1999            1999            2000
                                          -----------    ------------    ------------    ------------
                                                                (IN THOUSANDS)
LOSS
Total loss for reportable segments......    $(4,666)       $(7,462)        $(1,363)        $ (7,137)
Other income (expense), net.............       (303)           (81)            (95)             224
Amortization of deferred compensation...         --           (132)             (9)          (5,548)
                                            -------        -------         -------         --------
Loss before income taxes................    $(4,969)       $(7,675)        $(1,467)        $(12,461)
                                            =======        =======         =======         ========

                                           REVENUES        REVENUES        REVENUES        REVENUES
         GEOGRAPHIC INFORMATION           -----------    ------------    ------------    ------------
United States...........................    $12,445        $13,214         $ 3,363         $  6,886
Asia....................................      2,247          1,629             554              567
Europe..................................      2,593          3,258             664            2,328
                                            -------        -------         -------         --------
  Consolidated total....................    $17,285        $18,101         $ 4,581         $  9,782
                                            =======        =======         =======         ========

                                NEW FOCUS, INC.

        (INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED
                 MARCH 31, 2000 AND JUNE 30, 1999 IS UNAUDITED)

     Revenues are attributed to countries based on the location of customers.

10. NET LOSS PER SHARE AND UNAUDITED PRO FORMA STOCKHOLDERS' EQUITY

     The Company follows the provisions of Statement of Financial Accounting Standards No. 128, "Earnings Per Share." Basic and diluted net loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the period less outstanding nonvested shares. Outstanding nonvested shares are not included in the computation of basic net loss per share until the time-based vesting restrictions have lapsed.

                                                              NINE MONTHS    THREE MONTHS   THREE MONTHS
                                             YEARS ENDED         ENDED          ENDED          ENDED
                                              MARCH 31,       DECEMBER 31,     JUNE 30,      MARCH 31,
                                           ----------------   ------------   ------------   ------------
                                            1998     1999         1999           1999           2000
                                           ------   -------   ------------   ------------   ------------
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net loss (numerator).....................  $ (286)  $(4,971)    $(7,677)       $(1,467)       $(12,461)
                                           ======   =======     =======        =======        ========
Shares used in computing historical basic
  and diluted net loss per share
  (denominator):
Weighted average common shares
  outstanding............................   1,148     2,284       2,468          2,419           9,384
Less shares subject to repurchase........      --        --          --             --          (3,493)
                                           ------   -------     -------        -------        --------
Denominator for basic and diluted net
  loss per share.........................   1,148     2,284       2,468          2,419           5,891
                                           ------   -------     -------        -------        --------
Conversion of preferred stock (pro
  forma).................................                        29,755         22,765          41,939
                                                                -------        -------        --------
Denominator for pro forma basic and
  diluted net loss per share.............                        32,223         25,184          47,830
                                                                =======        =======        ========
Historical basic and diluted net loss per
  share..................................  $(0.25)  $ (2.18)    $ (3.11)       $ (0.61)       $  (2.12)
                                           ======   =======     =======        =======        ========
Pro forma basic and diluted net loss per
  share..................................                       $ (0.24)       $ (0.06)       $  (0.26)
                                                                =======        =======        ========

     The Company has excluded the impact of all convertible preferred stock, common shares subject to repurchase, warrants for convertible preferred stock and common stock and outstanding stock options from the calculation of historical diluted loss per common share because all such securities are antidilutive for all periods presented. The total number of shares excluded from the calculations of historical diluted net loss per share was 22,960,000, 27,351,000, 38,193,000, 41,139,000 and 50,180,000 for the years ended March 31,
1998, 1999, the nine-month period ended December 31, 1999, the three-month periods ended June 30, 1999, and March 31, 2000, respectively.

11. INTERIM FINANCIAL RESULTS (UNAUDITED)

     The following table provides financial information for the nine-month period ended December 31, 1998, (in thousands, except per share amount) and presents comparable information to the Company's nine-month period ended December 31, 1999.

Net revenues................................................  $12,544
Gross profit................................................  $ 5,919
Net loss....................................................  $(3,375)
Historical basic and diluted net loss per share.............  $ (1.50)
Shares used to compute historical basic and diluted net loss
  per share.................................................    2,245

                                NEW FOCUS, INC.

        (INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED
                 MARCH 31, 2000 AND JUNE 30, 1999 IS UNAUDITED)

12. SUBSEQUENT EVENTS

     For the three month period ended March 31, 2000 the Company made full recourse loans aggregating approximately $4.1 million to certain executive officers in connection with their purchase of shares of common stock. Each of these loans were made pursuant to a full recourse promissory note secured by a stock pledge. The notes bear no interest but interest will be imputed and reported annually as compensation on the officer's W-2. All unvested shares purchased by officers are subject to repurchase by us at the original exercise price if the officer's employment is terminated. At March 31, 2000, $4.1 million of this amount is included in stockholders' equity and the remaining $0.4 million has been included in "Other Assets".

     In February 2000, the Board of Directors adopted the 2000 Stock Plan (2000
Plan), which was approved by the stockholders in April 2000. The Plan provides for the grant of stock options to purchase shares of common stock to employees, directors and consultants. A total of 1,000,000 shares of common stock has been reserved for issuance plus any shares reserved for issuance under the 1998 and 1999 Stock Plans and any shares returned to the 1998 and 1999 Stock Plans. The number of shares of common stock reserved for issuance will increase annually beginning in fiscal 2001.

     In February 2000, the Board of Directors adopted the 2000 Director Option Plan (Directors' Plan), which was approved by the stockholders in April 2000, to provide for the automatic grant of options to purchase shares of common stock to non-employee directors who are not employees or consultants of the Company's affiliates. The Directors' Plan is administered by the Board of Directors, and may be delegated to a committee. A total of 200,000 shares of common stock have been reserved for issuance. Under the terms of the Directors' Plan, as of the initial public offering, each non-employee Director, and each person who is thereafter elected or appointed for the first time to be a non-employee, or Director, be granted an option to purchase 25,000 shares of common stock. In addition, upon the date of each annual stockholders' meeting subsequent to the date of each non-employee director's initial grant under the directors' plan, each person who is then serving as a non-employee director automatically shall be granted an option to purchase 5,000 shares of common stock.

     In February 2000, the Company's Board of Directors approved the 2000 Employee Stock Purchase Plan (Purchase Plan) which was approved by the Company's stockholders in April 2000. The Purchase Plan will not become effective until the date of the offering. A total of 1,000,000 shares of common stock have been reserved for issuance. The number of shares of common stock reserved for issuance will increase annually beginning in fiscal 2001. Under the Purchase Plan, the Board of Directors may authorize participation by eligible employees in periodic offerings following the adoption of the Purchase Plan. The offering period for any offering will be no more than 24 months except for the first purchase period for which the offering period will be no more than 27 months. The price of common stock purchased under the Purchase Plan will be equal to 85% of the lower of the fair market value of the common stock on the commencement date of each offering period or the relevant purchase date.

     On February 9, 2000, the Company's Board of Directors, subject to approval of the Amended and Restated Certificate of Incorporation by the state of Delaware, authorized the reincorporation of the Company in Delaware. The par value of the preferred and common stock is $0.001 per share. The Company's Certificate of Incorporation will be amended to authorize 10,000,000 shares of preferred stock and 250,000,000 shares of common stock. The Board of Directors has the authority to fix or alter the designations, powers, preferences, and rights of the shares of each series of preferred stock. The Company's reincorporation has been reflected in the consolidated financial statements for all periods presented.

                                NEW FOCUS, INC.

        (INFORMATION AS OF MARCH 31, 2000 AND FOR THE THREE MONTHS ENDED
                 MARCH 31, 2000 AND JUNE 30, 1999 IS UNAUDITED)

     On February 28, 2000, the Company issued 116,000 shares of the Company's common stock in connection with a business acquisition. The acquisition was accounted for as a purchase and resulted in $208,000 in intangible assets and $1.3 million in deferred compensation.

     On March 10, 2000, a former employee filed a lawsuit against the Company in Santa Clara Superior Court alleging three causes of action for wrongful termination in violation of public policy, breach of the covenant of good faith and fair dealing and fraud. The claims stem from the termination of his employment with the Company in February 2000. The former employee seeks unspecified general and special damages, punitive damages, attorneys' fees and costs in the form of cash and shares of the Company's common stock. The Company filed a motion to dismiss two of the causes of action for breach of contract and fraud. A hearing on the motion to dismiss is scheduled for May 16, 2000. The Company plans to vigorously defend against these claims. The Company has not accrued any liability related to this lawsuit.

     In April 2000, the Company entered into negotiations for a senior term loan facility with Credit Suisse First Boston Corporation. The facility will provide for a maximum borrowing of $10 million and will bear interest at the prime interest rate plus 1 1/2% per year. The Company will be required to pay a non-refundable arrangement fee of $250,000. In addition, the lender will receive additional compensation up to $1 million based upon the Company's achievement of certain revenue targets. The loan will be secured by substantially all of the Company's assets. The principal accrued interest on the loan is due in full six months after the closing of this offering. In the event this offering is not completed within three months of the closing of this loan facility, the entire principal amount and accrued interest on the loan will become due.

                                 Newfocus Logo

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by New Focus, Inc. in connection with the sale of Common Stock being registered. All amounts are estimates except the SEC registration fee and the NASD filing fee.

SEC registration fee........................................  $   25,576
NASD filing fee.............................................       9,700
Nasdaq National Market listing fee..........................      90,000
Printing and engraving costs................................     300,000
Legal fees and expenses.....................................     500,000
Accounting fees and expenses................................     300,000
Blue Sky fees and expenses..................................       3,000
Transfer Agent and Registrar fees...........................      30,000
Miscellaneous expenses......................................      41,724
                                                              ----------
Total.......................................................  $1,300,000
                                                              ==========

-------------------------
* To be filed by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the Delaware General Corporation Law permits a corporation to include in its charter documents, and in agreements between the corporation and its directors and officers, provisions expanding the scope of indemnification beyond that specifically provided by the current law.

     The Registrant's Certificate of Incorporation provides for the indemnification of directors to the fullest extent permissible under Delaware law.

     The Registrant's Bylaws provides for the indemnification of officers, directors and third parties acting on behalf of the Registrant if such person acted in good faith and in a manner reasonably believed to be in and not opposed to the best interest of the Registrant, and, with respect to any criminal action or proceeding, the indemnified party had no reason to believe his or her conduct was unlawful.

     The Registrant has entered into indemnification agreements with its directors and executive officers, in addition to indemnification provided for in the Registrant's Bylaws, and intends to enter into indemnification agreements with any new directors and executive officers in the future.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

     Since inception, we have issued unregistered securities to a limited number of persons as described below:

     None of these transactions involved any underwriters, underwriting discounts or commissions, or any public offering, and we believe that each transaction was exempt from the registration requirements of the Securities Act by virtue of Section 4(2) thereof, Regulation D promulgated thereunder or Rule 701 pursuant to compensatory benefit plans and contracts relating to compensation as provided under such Rule 701. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.
-------------------------
 (1) On April 18, 1990, we sold 400,000 shares of common stock to Dr. Milton Chang at a purchase price of $.005 per share. On April 18, 1990, the Board of Directors granted Dr. Chang an option outside of our Stock Option Plan for 800,000 shares of our Common Stock at an exercise price of $.0025. Dr. Chang exercised this option on January 19, 2000. Each transaction was exempt from registration in reliance on Section 4(2) of the Securities Act.

 (2) From February 28, 1997 through March 31, 2000, (the most recent practicable date) we granted stock options to acquire an aggregate of 6,438,000, 422,000 and 3,916,400 shares of our common stock at prices ranging from $.46 to $1.25, $.62 to $.62 and from $.62 to $1.25 to employees, consultants and directors pursuant to our 1990 Incentive Stock Option Plan, 1998 Stock Plan and 1999 Stock Plan, respectively. Each transaction pursuant to our 1990 Incentive Stock Option Plan and our 1999 Stock Plan, was exempt from registration requirements in reliance on Rule 701 promulgated under Section 3(b) under the Securities Act. Each transaction pursuant to our 1998 Stock Plan was exempt from registration in reliance on
     Section 4(2) of the Securities Act.

 (3) From April, 1991 through February, 1992, we issued 8,640,000 shares of Series A preferred stock to Dr. Milton Chang pursuant to a series of put-option agreements at a price of $.1250. This transaction was exempt from registration requirements in reliance on Section 4(2) of the Securities Act.

 (4) From May, 1990 through January 1991 we sold 15,160,000 shares of Series A Preferred Stock for $.125 per share to a group of private investors for an aggregate purchase price of $1,895,000. This transaction was exempt from registration in reliance on Section 4(2) of the Securities Act.

 (5) On December 10, 1993, we sold 1,000,000 shares of Series B Preferred Stock for $0.25 per share to a group of private investors for an aggregate purchase price of $250,000. This transaction was exempt from registration in reliance on Section 4(2) of the Securities Act.

 (6) On July 24, 1998, we sold 600,000 shares of Series C Preferred Stock pursuant to a compensatory stock option plan established for the Company's employees for $.85 per share for an aggregate purchase price of $510,000. This transaction was exempt from registration in reliance on Rule 701 promulgated under Section 3(b) under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation.

 (7) On July 31, 1998, and August 6, 1998, we sold 3,977,000 shares of Series D Preferred Stock for $1.00 per share to a group of private investors for an aggregate purchase price of $3,977,000. This transaction was exempt from registration in reliance on Section 4(2) of the Securities Act.

 (8) On February 9, 1999, in connection with a Loan and Security Agreement, we issued a warrant to purchase 140,000 shares of Series D Preferred Stock at an exercise price of $1.00 to Venture Lending and Leasing II, Inc. The issuance of this warrant was exempt from registration in reliance on
     Section 4(2) of the Securities Act.

 (9) On June 14, 1999, we sold 10,857,616 shares of Series E Preferred Stock for $1.20 per share to a group of private investors for an aggregate purchase price of $13,029,139.20. This transaction was exempt from registration in reliance on Regulation D promulgated under the Securities Act.

(10) We entered into a Technology Transfer Agreement dated June 24, 1999, with Peter Chen pursuant to which we purchased certain technology from Mr. Chen in consideration for options to purchase 230,000 shares of our common stock at the fair market value and the sum of $220,000. Additional terms and conditions are set forth in such Technology Transfer Agreement. The issuance of the shares was exempt from registration in reliance on Rule 701 promulgated under Section 3(b) under the Securities Act as shares issued pursuant to a compensatory benefit plan or a written contract relating to compensation.

(11) On October 15, 1999, we sold 1,113,800 shares of Series F Preferred for $1.20 per share to a group of private investors for an aggregate purchase price of $1,336,560. This transaction was exempt from registration requirements in reliance on Regulation D promulgated under the Securities Act.

(12) On November 23, 1999, we sold 9,350,728 shares of Series G Preferred for $3.25 per share to a group of private investors for an aggregate purchase price of $30,389,866. This transaction was exempt from registration requirements in reliance on Regulation D promulgated under the Securities Act.

(13) On March 3, 1999 and November 1, 1999, we entered into consulting agreements with John Dexheimer, one of our directors, for services rendered in connection with the Series E, Series F and Series G Preferred Stock financings. Pursuant to these agreements, Mr. Dexheimer received warrants to purchase 111,792 shares of Series E Preferred Stock at a price per share of $1.20. The issuance of the warrants were exempt from registration requirements in reliance on Section 4(2) of the Securities Act.

(14) On February 28, 2000, we issued 116,000 shares of our common stock to six persons in connection with the acquisition of UBU Communications, Inc. This transaction was exempt from registration requirements in reliance on
     Section 4(2) of the Securities Act.

     For additional information concerning these equity investment transactions, reference is made to the information contained under the caption "Certain Transactions" in the form of prospectus included herein.

     The sales of the above securities were deemed to be exempt from registration in reliance on Rule 701 promulgated under Section 3(b) under the Securities Act as transactions pursuant to a compensatory benefit plan or a written contract relating to compensation, or in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and other instruments issued in such transactions. All recipients either received adequate information about New Focus, Inc. or had access, through employment or other relationships, to such information.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) EXHIBITS


EXHIBIT
NUMBER                             DESCRIPTION
-------                            -----------
 1.1*      Form of Underwriting Agreement
 3.1**     Amended and Restated Certificate of Incorporation of the
           Registrant
 3.2**     Bylaws of the Registrant
 4.1**     Form of stock certificates
 4.2**     Warrant to Purchase Series D Preferred Stock dated February
           1999, between Registrant and Venture Lending and Leasing,
           see Exhibit 10.15.
 4.3**     Warrant to Purchase Series E Preferred Stock dated February
           9, 2000, between Registrant and John Dexheimer.
 4.4**     Warrant to Purchase Series E Preferred stock dated February
           9, 2000, between Registrant and Pamela York.
 5.1**     Opinion of Wilson Sonsini Goodrich & Rosati, Professional
           Corporation
10.1**     Form of Indemnification Agreement between the Registrant and each of its directors and officers
10.2**     2000 Stock Plan
10.3**     2000 Employee Stock Purchase Plan
10.4**     2000 Director Option Plan and form of agreement thereunder
10.5**     Form of Amendment to New Focus, Inc. Non Statutory Stock
           Option Agreement, Restated Stock Purchase Agreement,
           including Security Agreement and Promissory Note between
           Registrant and Kenneth E. Westrick, Paul Smith, Bao-Tong Ma,
           George Yule, Robert Marsland, Timothy Day, William L. Potts,
           Jr., dated January 12, 2000.
10.6**     Premises Lease Contract between Registrant and Shenzhen New and High-tech Village Development Company dated September
           23, 1999.
10.7**     Lease Agreement between Registrant and Silicon Valley
           Properties dated December 23, 1999.
10.8+**    Agreement on Terms and Conditions of Purchase and Sale of
           Optical Components between Registrant and Corning,
           Incorporated dated January 1, 2000.
10.9**     Lease Agreement between Focused Research Inc. and University
           Science Center Partnership, dated May 22, 1996, as amended,
           June 19, 1997.
10.10**    Fifth Amended and Restated Registration Rights Agreement
10.11+**   Development Agreement between Registrant and Hewlett-Packard
           GmbH dated December 23, 1996.
10.12+**   Addendum to the Development Agreement between Registrant and
           Hewlett-Packard GmbH dated November 6, 1997.
10.13+**   Addendum No. 2 to the Development Agreement of December 23,
           1996 between Registrant and Agilent Technologies Deutschland
           GmbH dated December 10, 1999.
10.14+**   Memorandum of Agreement between Registrant and Alcatel USA
           Sourcing, L.P. dated January 7, 2000.
10.15**    Loan and Security Financing Agreement between Registrant and
           Venture Lending and Leasing II, Inc.
10.16**    Shenzhen Real Estate Sales and Purchase Contract by and
           between the Registrant and Shenzhen Libaoyi Industry
           Development Co., Ltd., dated April 6, 2000
10.17**    Shenzhen Futian Free Trade Zone Premises lease by and
           between Registrant and Shenzhen Libaoyi Industry Development
           Co., Ltd., dated April 6, 2000
21.1**     List of Subsidiaries
23.1**     Consent of Ernst & Young LLP, Independent Auditors
23.2**     Consent of Counsel (see Exhibit 5.1)
24.1**     Power of Attorney
27.1**     Financial Data Schedules


-------------------------
 + The Registrant will request confidential treatment with respect to certain portions of this Exhibit. The omitted portions will be separately filed with the Commission.

 * To be filed by amendment.

** Previously filed.

(b) FINANCIAL STATEMENT SCHEDULES

                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS

ALLOWANCE FOR DOUBTFUL ACCOUNTS:

                                                                ADDITIONS-
                                                 BALANCES AT    CHARGED TO                   BALANCES
                                                  BEGINNING     COSTS AND     DEDUCTIONS-    AT END OF
                                                  OF PERIOD      EXPENSES     WRITE-OFFS      PERIOD
                                                 -----------    ----------    -----------    ---------
Year ended March 31, 1998......................     $ 70           $ 63            --          $$133
Year ended March 31, 1999......................     $133           $ 40          $(38)         $135
Nine months ended December 31, 1999............     $135           $ 39          $(14)         $160

     Schedules other than that listed above have been omitted since they are not required or are not applicable or the required information is shown in the financial statements or related notes.

ITEM 17. UNDERTAKINGS

     The undersigned Registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification by the Registrant for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions referenced in Item 14 of this Registration Statement or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by a director, officer or controlling person in connection with the securities being registered hereunder, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

     The undersigned Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of Prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of Prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 5 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Santa Clara, State of California, on the 28th day of April, 2000.


                                          NEW FOCUS, INC.

                                          By:    /s/ KENNETH E. WESTRICK
                                            ------------------------------------
                                                    Kenneth E. Westrick
                                               President and Chief Executive
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 5 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated:



                       SIGNATURE                                     TITLE                   DATE
                       ---------                                     -----                   ----

                /s/ KENNETH E. WESTRICK                    President, Chief Executive   April 28, 2000
--------------------------------------------------------      Officer and Director
                  Kenneth E. Westrick                         (Principal Executive
                                                                    Officer)

                           *                                Chief Financial Officer     April 28, 2000
--------------------------------------------------------    (Principal Financial and
                 William L. Potts, Jr.                        Accounting Officer)

                                                                    Director            April 28, 2000
--------------------------------------------------------
                    Dr. David L. Lee

                           *                                        Director            April 28, 2000
--------------------------------------------------------
                    Dr. Milton Chang

                           *                                        Director            April 28, 2000
--------------------------------------------------------
                     John Dexheimer

                           *                                        Director            April 28, 2000
--------------------------------------------------------
                     Dr. Winston Fu

                           *                                        Director            April 28, 2000
--------------------------------------------------------
                    R. Clark Harris

                           *                                        Director            April 28, 2000
--------------------------------------------------------
                    Robert D. Pavey

              *By: /s/ KENNETH E. WESTRICK
    ------------------------------------------------
                  Kenneth E. Westrick
                    Attorney-in-fact

                                 EXHIBIT INDEX


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
 1.1*     Form of Underwriting Agreement
 3.1**    Amended and Restated Certificate of Incorporation of the
          Registrant
 3.2**    Bylaws of the Registrant
 4.1**    Form of stock certificates
 4.2**    Warrant to Purchase Series D Preferred Stock dated February
          1999, between Registrant and Venture Lending and Leasing,
          see Exhibit 10.15.
 4.3**    Warrant to Purchase Series E Preferred Stock dated February
          9, 2000, between Registrant and John Dexheimer.
 4.4**    Warrant to Purchase Series E Preferred stock dated February
          9, 2000, between Registrant and Pamela York.
 5.1**    Opinion of Wilson Sonsini Goodrich & Rosati, Professional
          Corporation
10.1**    Form of Indemnification Agreement between the Registrant and each of its directors and officers
10.2**    2000 Stock Plan
10.3**    2000 Employee Stock Purchase Plan
10.4**    2000 Director Option Plan and form of agreement thereunder
10.5**    Form of Amendment to New Focus, Inc. Non Statutory Stock
          Option Agreement, Restated Stock Purchase Agreement,
          including Security Agreement and Promissory Note between
          Registrant and Kenneth E. Westrick, Paul Smith, Bao-Tong Ma,
          George Yule, Robert Marsland, Timothy Day, William L. Potts,
          dated January 12, 2000.
10.6**    Premises Lease Contract between Registrant and Shenzhen New and High-tech Village Development Company dated September
          23, 1999.
10.7**    Lease Agreement between Registrant and Silicon Valley
          Properties dated December 23, 1999.
10.8+**   Agreement on Terms and Conditions of Purchase and Sale of
          Optical Components between Registrant and Corning,
          Incorporated dated January 1, 2000.
10.9**    Lease Agreement between Focused Research Inc. and University
          Science Center Partnership, dated May 22, 1996, as amended,
          June 19, 1997.
10.10**   Fifth Amended and Restated Registration Rights Agreement
10.11+**  Development Agreement between Registrant and Hewlett-Packard
          GmbH dated December 23, 1996.
10.12+**  Addendum to the Development Agreement between Registrant and
          Hewlett-Packard GmbH dated November 6, 1997.
10.13+**  Addendum No. 2 to the Development Agreement of December 23,
          1996 between Registrant and Agilent Technologies Deutschland
          GmbH dated December 10, 1999.
10.14+**  Memorandum of Agreement between Registrant and Alcatel USA
          Sourcing, L.P. dated January 7, 2000.
10.15**   Loan and Security Financing Agreement between Registrant and
          Venture Lending and Leasing II, Inc.
10.16**   Shenzhen Real Estate Sales and Purchase Contract by and
          between the Registrant and Shenzhen Libaoyi Industry
          Development Co., Ltd., dated April 6, 2000.
10.17**   Shenzhen Futian Free Trade Zone Premises lease by and
          between Registrant and Shenzhen Libaoyi Industry Development
          Co., Ltd., dated April 6, 2000.
21.1**    List of Subsidiaries
23.1**    Consent of Ernst & Young LLP, Independent Auditors
23.2**    Consent of Counsel (see Exhibit 5.1)
24.1**    Power of Attorney
27.1**    Financial Data Schedules


-------------------------
 + The Registrant will request confidential treatment with respect to certain portions of this Exhibit. The omitted portions will be separately filed with the Commission.

 * To be filed by amendment.

** Previously filed.